Exhibit 2.1

TRANSACTION AGREEMENT

by and between

BALLY’S CORPORATION,
and
INTRALOT S.A. – INTEGRATED LOTTERY SYSTEMS AND SERVICES

Dated as of July 18, 2025

TABLE OF CONTENTS

ARTICLE I DEFINITIONS	1
1.1 Definitions	1

ARTICLE II THE ACQUISITION	26
2.1 Acquisition	26
2.2 Acquisition Price Settlement	26
2.3 Closing; Time and Place; Process	27
2.4 Payments and Deliveries at the Closing	27
2.5 Closing Statement	28
2.6 Post-Closing Adjustment	29
2.7 Withholding	31
2.8 Payment Mechanics	31
2.9 Adjustments	31

ARTICLE III REPRESENTATIONS AND WARRANTIES OF TRANSFER	31
3.1 Authority, Enforceability	32
3.2 Non-Contravention; Consents	32
3.3 Organization; Transferred Company Entities	33
3.4 Title to Shares	34
3.5 Financial Information; Liabilities	34
3.6 Absence of Certain Changes	35
3.7 Sufficiency of Assets	36
3.8 Compliance with Legal Requirements	36
3.9 Material Contracts	37
3.10 Litigation	39
3.11 Agreements with Governmental Authorities	39
3.12 Intellectual Property; Data Security and Privacy; Information Technology	39
3.13 Real Property	42
3.14 Labor Matters	44
3.15 Employee Benefits	45
3.16 Taxes	47
3.17 Environmental Matters	49
3.18 Anti-Bribery Laws; Anti-Money Laundering Laws; Sanctions Matters	50
3.19 Brokers	50
3.20 Intercompany Arrangements	50
3.21 Solvency	51
3.22 Pending Transactions	51
3.23 Information Supplied	51
3.24 Investigation	51
3.25 Disclaimer Regarding Projections	52
3.26 No Other Representations	52

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF ACQUIROR	52
i

4.1 Authority; Enforceability	52
4.2 Non-Contravention; Consents	53
4.3 Organization	54
4.4 Capitalization	54
4.5 Share Issuance	55
4.6 Litigation	55
4.7 Acquiror Public Disclosure and Reports	56
4.8 Financial Information; Liabilities	56
4.9 Absence of Certain Changes	57
4.10 Compliance with Legal Requirements	57
4.11 Material Contracts	58
4.12 Intellectual Property; Data Security and Privacy; Information Technology	60
4.13 Real Property	62
4.14 Labor Matters	64
4.15 Employee Benefits	65
4.16 Taxes	67
4.17 Environmental Matters	69
4.18 Anti-Bribery Laws; Anti-Money Laundering Laws; Sanction Matters	70
4.19 Financing	70
4.20 Solvency	71
4.21 Brokers	71
4.22 Greek Fairness Opinion	71
4.23 Agreements with Governmental Authorities	72
4.24 Pending Transactions	2
4.25 Investigation	72
4.26 Disclaimer Regarding Projections	73
4.27 No Other Representations	73

ARTICLE V COVENANTS OF THE PARTIES	73
5.1 Conduct of the Parties Prior to Closing	73
5.2 Cash Equity Raise; ATHEX Listings	80
5.3 Access	82
5.4 Cooperation	83
5.5 Intercompany Accounts and Intercompany Arrangements	83
5.6 Confidentiality; Exclusivity	84
5.7 Reasonable Best Efforts; Regulatory Filings	85
5.8 Financing Cooperation	87
5.9 Financing Obligation	91
5.10 Change of Control / Refinancing Waivers	94
5.11 Refinancing	95
5.12 D&O Indemnification and Insurance	95
5.13 Litigation Support	97
5.14 Wrong Pockets	97
5.15 Further Assurances	98
5.16 Non-Solicitation of Employees	98
5.17 Non-Compete	99

5.18 Mislocated Assets	99
5.19 Cooperation Matters	100
5.20 Interim Management Accounts	100
5.21 Notification of Certain Matters	101
5.22 Public Statements and Disclosures	101
5.23 Transaction Litigation	102
5.24 Share Capital Increase EGM; Support Solicitation Processes	102
5.25 IP Matters	103
5.26 Post-Closing Governance	104
5.27 Services & IP Agreement	104
5.28 Minimum Cash	105

ARTICLE VI TAX MATTERS	105
6.1 Prohibited Actions	105
6.2 Filing of Tax Returns	105
6.3 Straddle Period Tax Allocation	106
6.4 Tax Contests	106
6.5 Tax Elections	107
6.6 U.S. Tax Treatment	107
6.7 Group Payment Arrangement	107
6.8 Cooperation	108
6.9 Transfer Taxes	108
6.10 VAT	108
6.11 Group Relief	109
6.12 Share Register	110

ARTICLE VII CONDITIONS TO CLOSING	110
7.1 Conditions of Acquiror	110
7.2 Conditions of Transferor	110
7.3 Mutual Conditions	111
7.4 Failure of Conditions	112
7.5 Waiver of Conditions	112

ARTICLE VIII TERMINATION	112
8.1 Termination	112
8.2 Notice of Termination	113
8.3 Effect of Termination	113

ARTICLE IX INDEMNIFICATION	114
9.1 Survival of Representations, Warranties and Covenants	114
9.2 Indemnification by Transferor	114
9.3 Indemnification by Acquiror	115
9.4 Limitations on Indemnification	115
9.5 Treatment of Payments	117
9.6 Conduct of Third Party Claims	117
9.7 Mitigation	118

ARTICLE X MISCELLANEOUS PROVISIONS	118
10.1 Expenses	118
10.2 Interpretation	118
10.3 Entire Agreement	119
10.4 Amendment and Waivers	119
10.5 Successors and Assigns	120
10.6 Governing Law	120
10.7 Jurisdiction; Venue; Service of Process	120
10.8 Waiver of Jury Trial	121
10.9 Specific Performance	122
10.10 Severability	123
10.11 The Disclosure Schedules, Exhibits and Schedules	123
10.12 Notices	123
10.13 No Third Party Beneficiaries	124
10.14 No Other Duties	124
10.15 Reliance on Counsel and Other Advisors	125
10.16 Counterparts	125

Exhibits
Exhibit A: Services & IP Term Sheet
Exhibit B: Form of Shareholder Support Commitment
Exhibit C: Closing Memorandum
Exhibit D: Cash Equity Raise Terms
Exhibit E: Sample Statement

TRANSACTION AGREEMENT
This TRANSACTION AGREEMENT is dated as of July 18, 2025, by and between Bally’s Corporation, a Delaware corporation (“Transferor”), and Intralot S.A. – Integrated Lottery Systems and Services, a public limited liability company (société anonyme) organized under the laws of the Hellenic Republic (“Acquiror”). Transferor and Acquiror may be referred to herein individually, as a “Party” and collectively, as the “Parties”.
RECITALS
A.    Transferor owns, indirectly through Premier Entertainment Sub, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Transferor (“Share Transferor”), all of the issued and outstanding capital stock (the “Transferred Shares”) of Bally’s Holdings Limited, a Jersey limited company (the “Transferred Company”).
B.    The Transferred Company and its Subsidiaries (each a “Transferred Company Entity” and together, the “Transferred Company Group”) are engaged in the Business.
C.    Acquiror desires to acquire from Share Transferor (and Transferor desires to cause Share Transferor to transfer and deliver to Acquiror) the Transferred Shares, upon the terms and subject to the conditions set forth in this Agreement.
D.    The board of directors of Acquiror (the “Acquiror Board”) has (i) determined that this Agreement and the other Transaction Documents are fair to, and in the best interests of, Acquiror and its stockholders (who are not considered related parties to the Transactions, including minority stockholders), based on the Greek Fairness Opinion, and (ii) approved Acquiror’s entry into all such Transaction Documents, subject to compliance with the relevant requirements of related parties transaction provisions of Art. 99 et seq. of the Greek Company Law (which requirements have now been satisfied).
NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein and other good and valuable consideration, the adequacy and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:
ARTICLE I

DEFINITIONS
1.1    Definitions. Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement:
“Accounting Principles” shall mean (a) the accounting principles, practices, procedures, methodologies and policies that were employed in preparing the Business Financial Information (with consistent classifications, inclusions, exclusions and valuation methodologies) and (b) to the extent not addressed in the foregoing clause (a), IFRS-IASB.

“Acquiror” shall have the meaning set forth in the Preamble.
“Acquiror Board” shall have the meaning set forth in Recital D.
“Acquiror Conduct of Business Exceptions” shall have the meaning set forth in Section 5.1(d).
“Acquiror Covered Person” shall have the meaning set forth in Section 5.16.
“Acquiror Data Partner” shall have the meaning set forth in Section 4.12(h).
“Acquiror Disclosure Schedule” shall mean the disclosure schedules, dated as of, and delivered by Acquiror to Transferor on, the date of this Agreement in connection with the execution of this Agreement.
“Acquiror Entity” shall mean each member of the Acquiror Group.
“Acquiror Financial Information” shall have the meaning set forth in Section 4.8(a).
“Acquiror Financial Statements” shall have the meaning set forth in Section 4.8(a).
“Acquiror Fundamental Representations” shall mean the representations and warranties of Acquiror set forth in Section 4.1 (Authority; Enforceability), Section 4.3 (Organization), Section 4.5 (Share Issuance), Section 4.20 (Solvency) and Section 4.21 (Brokers).
“Acquiror Group” shall mean, collectively, Acquiror and its Subsidiaries.
“Acquiror Group Antitrust Filings and Approvals” shall have the meaning set forth in Section 4.2(a).
“Acquiror Group Benefit Plan” shall mean each Benefit Plan that is sponsored, maintained or contributed to by any Acquiror Entity for the benefit of any current or former employee, officer, director, consultant or other service provider of the Acquiror Group, or with respect to which the Acquiror Group has any liability (contingent or otherwise).
“Acquiror Group Gaming/Lottery Filings and Approvals” shall have the meaning set forth in Section 4.2(a).
“Acquiror Group Gaming/Lottery Licenses” shall mean any Gaming/Lottery License issued or granted to, or held by, the Acquiror Group.
“Acquiror Group IP” shall mean all Intellectual Property owned or purported to be owned by the Acquiror Group.
“Acquiror Group Key Customer” shall mean a customer of the Acquiror Group that, as the recipient of goods or services from the Acquiror Group pursuant to Contracts directly with the Acquiror Entities, generated aggregate revenue for the Acquiror Group (as measured on a consolidated basis) in excess of €20,000,000 for the twelve (12) month period ended December 31, 2024, as set forth on Schedule 1.1(a) of the Acquiror Disclosure Schedule.

“Acquiror Group Key Supplier” shall mean a supplier or vendor of the Acquiror Group that, as a provider of goods or services to the Acquiror Group pursuant to Contracts directly with the Acquiror Entities, represented in excess of €5,000,000 of the Acquiror Group’s annual spending (as measured on a consolidated basis) for the twelve (12) month period ended December 31, 2024, as set forth on Schedule 1.1(b) of the Acquiror Disclosure Schedule.
“Acquiror Group Material Adverse Effect” shall have the meaning set forth in the definition of “Material Adverse Effect”.
“Acquiror Group Material Contract” shall have the meaning set forth in Section 4.11(a).
“Acquiror Group Owned Real Property” shall have the meaning set forth in Section 4.13(a).
“Acquiror Group Real Property Leases” shall have the meaning set forth in Section 4.13(b).
“Acquiror Group Waiver Contracts” shall have the meaning set forth in Section 5.10(a).
“Acquiror Group Waiver Financings” shall have the meaning set forth in Section 5.10(a).
“Acquiror Indemnified Parties” shall have the meaning set forth in Section 9.2.
“Acquiror’s Knowledge” and similar phrases shall mean the actual knowledge of the individuals set forth on Schedule 1.1(c) of the Acquiror Disclosure Schedule (after reasonable inquiry by each such individual of such individual’s direct reports).
“Acquiror Ordinary Shares” shall mean ordinary shares, nominal value of €0.30, of Acquiror.
“Acquiror Privacy and Security Requirements” shall have the meaning set forth in Section 4.12(h).
“Acquiror Settlement Ordinary Shares” shall have the meaning set forth in Section 2.2.
“Acquisition Price” shall mean the Base Price:
(a)    plus the amount, if any, by which the Closing Cash exceeds the Target Cash;
(b)    minus the amount, if any, by which the Target Cash exceeds the Closing Cash;
(c)     minus the amount, if any, by which the Closing Funded Debt exceeds the Target Funded Debt;
(d)    plus the amount, if any, by which the Target Funded Debt exceeds the Closing Funded Debt;
(e)    minus any Transaction Expenses;

(f)    plus the amount, if any, by which the Closing Working Capital exceeds Target Working Capital;
(g)    minus the amount, if any, by which the Target Working Capital exceeds Closing Working Capital.
“Adjustment Amount” shall mean the amount equal to the Acquisition Price as finally determined, minus the Estimated Acquisition Price.
“Adjustment Amount Determination Date” shall have the meaning set forth in Section 2.6(c).
“Affiliate” as to any Person, shall mean any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person, through one or more intermediaries or otherwise. For purposes of this definition, “control” of a Person shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by ownership of equity interests, by contract or otherwise. The Transferred Company Entities shall be deemed, for purposes of this Agreement, Affiliates of Transferor prior to the Closing and Affiliates of Acquiror from and after the Closing. For the avoidance of doubt, Acquiror (and other Acquiror Entities) shall not be deemed Affiliates of Transferor or its Subsidiaries (excluding the Transferred Company Entities from and after the Closing) for purposes of this Agreement.
“Agreement” shall mean this Transaction Agreement (including the Disclosure Schedules and all other schedules and exhibits attached hereto), as it may be amended, restated or otherwise modified from time to time.
“Alternative Debt Commitment Letter” shall have the meaning set forth in Section 5.9(c).
“Alternative Debt Financing” shall have the meaning set forth in Section 5.9(c).
“Announcement Date” shall mean July 1, 2025 (being the date on which Acquiror and Transferor jointly publicly announced their intention to pursue the Transactions and the Acquiror Board announced the granting of its approval of the Transactions pursuant to Art. 99 et seq. of the Greek Company Law).
“Anti-Bribery Laws” shall mean any and all laws and regulations concerning or relating to the prevention or prohibition of bribery or corruption, including but not limited to any laws implementing the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or the UN Convention Against Corruption, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010 and in Greece, Greek Law 3560/2007 (Ratification and Application of the Penal Law Convention for the corruption and the Additional Protocol thereto), Greek Law 5227/1931 regarding Intermediates, and Greek Law 2802/2000 (Ratification of the Convention for the opposition to bribery of servants of members-states of EU), the relevant provisions in the Greek Criminal Code and Code of Criminal Procedure, Greek Law 2656/1998 (Ratification of the Convention for Combating Bribery of Foreign Public Officials), Greek Law 2957/2001 (Ratification of Convention of the Council of Europe for Civil Law issues for corruption), Greek Law 3849/2010 (Amendment to Law 3213/2003, provisions of the Penal

Code concerning service-related offences and other provisions), Greek Law 3875/2010 (Ratification and Implementation of the United Nations Convention against Transnational Organized Crime and the three Protocols thereto and relevant provisions), Greek Law 3842/2010 (Restoration of tax justice, fight against tax evasion and other provisions), Greek Law 3666/2008 (Ratification and Implementation of the United Nations Convention against Corruption and Replacement of relevant provisions of the Penal Code), Articles 134 & 135 of Greek Law 5090/2024 (Amendments in the Criminal Code and the Code of Criminal Procedure to accelerate and improve the quality of criminal proceedings - Modernization of the legislative framework for the prevention and fight against domestic violence).
“Anti-Money Laundering Laws” shall mean any and all laws and regulations concerning or relating to the prevention or prohibition of money laundering or terrorism financing, including but not limited to the U.S. Bank Secrecy Act, as amended by the USA PATRIOT Act, the European Union Money Laundering Directives and Regulations, and in Greece, in addition to the European Union Money Laundering Directives and Regulations, Greek Law 4557/2018, as amended, implementing in Greece the European Union Money Laundering Directives 2015/849 and 2018/843.
“Antitrust Approval” shall mean the Transferred Company Group Antitrust Approvals and the Acquiror Group Antitrust Filings and Approvals.
“Antitrust Law” shall mean the HSR Act, the Federal Trade Commission Act, the Sherman Act, the Clayton Act, and any Legal Requirements under any applicable jurisdiction that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“ATHEX” shall mean the Athens Exchange.
“ATHEX Regulation” shall mean the set of rules issued by ATHEX, including but not limited to the Rulebook of ATHEX (Resolution nr. 212/19.05.2025 of the Steering Committee of the Athens Stock Exchange, as may be amended from time to time) and any supplementary circulars, decisions or guidelines issued by ATHEX as amended and in force from time to time, which govern the admission, listing, trading and continuing obligations of issuers and market participants on ATHEX.
“B2C Partner” shall have the meaning set forth in Section 3.8(b).
“Bankruptcy and Equity Exception” shall mean the effect on enforceability of (a) any applicable Legal Requirement relating to bankruptcy, reorganization, rehabilitation, insolvency, out-of-court restructuring, moratorium, fraudulent conveyance or preferential transfers, or similar Legal Requirement relating to or affecting creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a Proceeding in equity or at law).
“Base Price” shall mean €2,666,000,000.
“Benefit Plan” shall mean each (a) “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA and (b) benefit or direct or indirect compensation plan, policy, program, practice, arrangement or agreement (whether written, unwritten, formal or informal), including any equity, equity-based, retirement, profit sharing, bonus, incentive, severance, separation, change in control, retention, employment, consulting, deferred compensation, profit sharing, post-retirement insurance benefit, supplemental unemployment benefit, fringe benefit, vacation, paid time off, medical, dental, life, disability or other benefit plan, program, policy or arrangement, in each case, other than any of the foregoing that is an immaterial fringe benefit or required to be maintained by a Governmental Authority.
“Bridge Facility Agreement” shall have the meaning set forth in Section 4.19.
“Business” shall mean the business, operations and activities conducted by the “International Interactive” segment of Transferor and its Affiliates (as reflected in the segment financial reporting contained in Transferor’s annual report on Form 10-K for the fiscal year ended December 31, 2024) as conducted by Transferor and its Affiliates prior to the Closing, including all related or ancillary activities that are primarily related to, or used or held for use in connection with, such business. For the avoidance of doubt, the “Business” includes all assets, contracts, personnel, customer and supplier relationships, intellectual property, permits, books and records, goodwill, and other tangible and intangible property primarily used or held for use in connection with such operations, but, notwithstanding anything herein to the contrary, excludes (a) the Vitruvian Technology and (b) shared finance, accounting, tax, human resources, insurance and risk management, treasury, environmental health and safety, legal, information technology, supply chain management and other ancillary or corporate shared functions that are provided by the Transferor Group (excluding the Transferred Company Group) or other corporate centralized functional organizations within or controlled by the Transferor Group, except to the extent such functions are performed by employees of the Transferred Company Group (the “Corporate Functions”).
“Business Acquisition Proposal” shall have the meaning set forth in Section 5.6(b).
“Business Asset” shall mean any asset of the Transferred Company Group as of immediately prior to Closing.
“Business Day” shall mean any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required to be closed in New York, New York or Athens, Greece, as applicable.
“Business Employee” shall mean each employee of the Transferred Company Group and any other employee of the Transferor Group primarily providing services to the Business or any Transferred Company Entity.
“Business Financial Information” shall have the meaning set forth in Section 3.5(a).
“Business Liability” shall mean any liability of the Transferred Company Group as of immediately prior to Closing.
“Business Material Contract” shall have the meaning set forth in Section 3.9(a).
“Business Permits” shall mean all Permits (including Gaming/Lottery Licenses) primarily used, or held for use by, the Business.

“Capital Concentration Tax” shall mean the capital concentration tax payable by the Acquiror in the context of any capital increase(s) to be resolved by it as per the terms of this Agreement, currently amounting to 0.2% of the (nominal) amount of any such capital increase, as such capital concentration tax is provided under Art. 17 of Greek Law 1676/1986, as amended, and Art. 49 of Greek Law 5073/2023, as amended.
“Cash Equity Raise” shall mean the intended offering of newly-issued Acquiror Ordinary Shares for cash on the terms set forth in Exhibit D (and other customary terms not inconsistent with Exhibit D as reasonably determined by Acquiror and Transferor).
“Cash Settlement Amount” shall mean an amount in Euros equal to the Acquisition Price less the Equity Settlement Value.
“Closing” shall have the meaning set forth in Section 2.3.
“Closing Cash” shall mean the aggregate amount of all cash and cash equivalents of the Transferred Company Group as of 11:59 p.m. (Eastern Time) on the day immediately preceding the Closing Date, in each case, which are included in the line item category cash and cash equivalents identified in the Net Financial Debt Schedule included in the Sample Statement, determined in accordance with the Accounting Principles, and the aggregate fair value as of 11:59 p.m. (Eastern Time) on the day immediately preceding the Closing Date, of all interest rate, currency, swap or other hedging, derivative or swap agreements of the Transferred Company Entities that then have a positive fair value; provided, however, that in no event shall Closing Cash include any assets taken into account in the calculation of Closing Working Capital.
“Closing Cash Settlement Amount” shall mean an amount in Euros equal to the Estimated Acquisition Price less the Equity Settlement Value.
“Closing Conditions” shall mean the conditions to the respective obligations of the Parties to consummate the Transactions, as set forth in Article VII.
“Closing Date” shall have the meaning set forth in Section 2.3.
“Closing Funded Debt” shall mean the aggregate amount of the liabilities of the Transferred Company Group as of 11:59 p.m. (Eastern Time) on the day immediately preceding the Closing Date, (x) that are specifically included in the line-item categories specifically identified in the Net Financial Debt Schedule included in the Sample Statement or (y) the categories set forth in clauses (a) through (l), in each case, determined in accordance with the Accounting Principles, without duplication (such line-item categories described in clause (x) and the categories set forth in clauses (a) through (l), “Indebtedness”):
(a)    The outstanding principal amount of all indebtedness for borrowed money (other than current trade payables arising in the ordinary course of business), including all accrued but unpaid interest thereon and any prepayment, redemption or change of control fees, premiums or penalties that would arise at Closing as a result of the discharge of such amount owed and directly attributable to the consummation of the Closing;

(b)    The outstanding principal amount of all other obligations evidenced by bonds, debentures, notes or similar instruments of indebtedness, including all accrued but unpaid interest thereon and any prepayment, redemption or change of control fees, premiums or penalties that would arise at Closing as a result of the discharge of such amount owed and directly attributable to the consummation of the Closing (whether or not subordinated);
(c)    All obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds or similar credit instruments, in each case solely to the extent drawn;
(d)    All deferred Acquisition Price obligations (including earn-outs (with the amount thereof to be determined in good faith by the Parties), holdbacks, installment payments and obligations under seller notes) in respect of the acquisition of any business (in each case, excluding current trade payables arising in the ordinary course of business);
(e)    Unpaid dividends or distributions owed to Transferor or any of its Affiliates (other than the Transferred Company or its Subsidiaries);
(f)    The absolute value of the aggregate fair value as of 11:59 p.m. (Eastern Time) on the day immediately preceding the Closing Date of all interest rate, currency, swap or other hedging, derivative or swap agreements of the Transferred Company Entities that then have a negative fair value;
(g)    All conditional sale or other title retention agreement obligations;
(h)    Any unpaid severance, redundancy or termination indemnities for terminations prior to the Closing (excluding any such terminations made at the written request of Acquiror or its Affiliates), calculated in accordance with IFRS-IASB;
(i)    Any underfunded or unfunded employer contribution obligations associated with any nonqualified deferred compensation plans or defined benefit pension plans, to the extent that accrued benefits in such plans exceed the value of any trust or other funding vehicle;
(j)    The employer portion of any employment Taxes due on the amounts described in subsections (i) and (j), calculated as though such amounts were due and payable as of the Closing;
(k)    Long-term deferred revenue (to the extent not included in the calculation of Closing Working Capital); and
(l)    Any liabilities of the types described in the foregoing clauses the payment of which is guaranteed by the Transferred Company or its Subsidiaries as obligor, guarantor or surety;
provided, however, that in no event shall Closing Funded Debt include (i) any liabilities to be repaid or extinguished at or prior to the Closing without liability to the Acquiror Group or the

Transferred Company Group following the Closing, (ii) any amounts owed to the Transferor Group pursuant to commercial agreements or arrangements entered into with the Transferred Company Group in connection with any Transaction Document and (iii) any liabilities or obligations taken into account in the calculation of Closing Working Capital, Transaction Expenses or Combined Company Transaction Expenses.
“Closing Memorandum” shall have the meaning set forth in Section 2.3.
“Closing Statement” shall have the meaning set forth in Section 2.5(a).
“Closing Working Capital” shall mean the aggregate amount of the current assets of the Transferred Company Group as of 11:59 p.m. (Eastern Time) on the day immediately preceding the Closing Date, in each case, which are included in the asset line item categories specifically identified in the Working Capital Schedule included in the Sample Statement, determined in accordance with the Accounting Principles, minus the aggregate amount of the current liabilities of the Transferred Company Group as of 11:59 p.m. (Eastern Time) on the day immediately preceding the Closing Date, in each case, which are included in the liabilities line item categories specifically identified in the Working Schedule included in the Sample Statement, determined in accordance with the Accounting Principles; provided, however, that in no event shall current liabilities include (i) any liabilities to be repaid or extinguished at or prior to the Closing without liability to the Acquiror Group or the Transferred Company Group following the Closing, (ii) any amounts owed to the Transferor Group pursuant to commercial agreements or arrangements entered into with the Transferred Company Group in connection with any Transaction Document and (iii) any liabilities or obligations taken into account in the calculation of Transaction Expenses or Combined Company Transaction Expenses.
“Code” shall mean the Internal Revenue Code of 1986.
“Collective Bargaining Agreement” shall have the meaning set forth in Section 3.14(a).
“Combined Company Transaction Expenses” shall mean those transaction expenses incurred by the Transferred Company Group as set forth on Schedule 1.1(d) of the Transferor Disclosure Schedule that remain unpaid as of immediately prior to the Closing.
“Confidentiality Agreement” shall mean the confidentiality agreement between Acquiror and Transferor, dated as of February 26, 2025.
“Consent” shall mean any consent, approval or authorization.
“Consolidated Return” shall mean any consolidated, combined, unitary or similar Tax Return that includes Transferor or any of its Affiliates (other than a Transferred Company Entity), on the one hand, and any Transferred Company Entity, on the other hand.
“Contract” shall mean any agreement, contract, subcontract, lease (other than real property leases), license, loan, indenture, bond, bid, tender, obligation, understanding, arrangement, commitment or undertaking whether or not reduced to writing that is legally binding on any Person or entity or any part of its property under applicable Legal Requirements, other than Permits, invoices and purchase orders.

“Contributed Amount” shall have the meaning set forth in Section 6.7(c)(i).
“Convening Date” shall have the meaning set forth in Section 5.24(a).
“Corporate Functions” shall have the meaning set forth in the definition of “Business”.
“Credit Agreement” shall mean that certain Credit Agreement, dated as of October 1, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Transferor, as borrower, the subsidiary guarantors party thereto from time to time, the lenders party thereto from time to time, and Deutsche Bank AG, New York Branch, as administrative agent and collateral agent.
“Current Insurance” shall have the meaning set forth in Section 5.12(b).
“D&O Indemnitees” shall have the meaning set forth in Section 5.12(a).
“Debt Commitment Letter” shall have the meaning set forth in Section 4.19.
“Debt Disclosure Document” shall have the meaning set forth in the definition of “Required Financial Information”.
“Debt Financing” shall have the meaning set forth in Section 4.19.
“Debt Financing Source” shall mean the Persons that have committed to provide the Debt Financing pursuant to the Debt Commitment Letter and their respective Affiliates and their Affiliates’ Representatives and their respective successors and assigns; provided that neither Acquiror nor any Affiliate thereof shall be a Debt Financing Source.
“Deductible” shall have the meaning set forth in Section 9.4(b).
“Definitive Agreements” shall have the meaning set forth in Section 5.9(a).
“Disclosure Schedules” shall mean the Acquiror Disclosure Schedule and the Transferor Disclosure Schedule.
“Dispute Notice” shall have the meaning set forth in Section 2.6(a).
“Dispute Resolution Period” shall have the meaning set forth in Section 2.6(a).
“DOJ” shall have the meaning set forth in Section 5.7(a).
“DSS Account” shall mean the investor share and securities account in the dematerialized securities system of ATHEX.
“Encumbrance” shall mean any lien, pledge, claim, deed of trust, option, declaration, easement, hypothecation, charge, mortgage, security interest, or similar encumbrance of any kind.
“Environmental Authorizations” shall have the meaning set forth in Section 3.17(a).

“Environmental Law” shall mean any applicable Legal Requirement relating to protection of health and safety (to the extent related to exposure to Hazardous Materials) and the environment, including the use, handling, transportation, treatment, storage, disposal, release or threat of release or discharge of Hazardous Materials.
“Equity Per-Share Value” shall mean €1.30 per Acquiror Ordinary Share.
“Equity Settlement Value” shall mean (a) the Equity Settlement Amount, multiplied by (b) the Equity Per-Share Value.
“Equity Settlement Amount” shall have the meaning set forth in Section 2.2.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that is considered a single employer with any other entity, trade or business (whether or not incorporated) under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA.
“Estimated Acquisition Price” shall mean the Base Price:
(a)    plus the amount, if any, by which the Estimated Closing Cash exceeds the Target Cash;
(b)    minus the amount, if any, by which the Target Cash exceeds the Estimated Closing Cash;
(c)    minus the amount, if any, by which the Estimated Closing Funded Debt exceeds the Target Funded Debt;
(d)    plus the amount, if any, by which the Target Funded Debt exceeds the Estimated Closing Funded Debt;
(e)    minus any Estimated Transaction Expenses;
(f)    plus the amount, if any, by which the Estimated Closing Working Capital exceeds Target Working Capital;
(g)    minus the amount, if any, by which the Target Working Capital exceeds the Estimated Closing Working Capital.
“Estimated Closing Cash” shall have the meaning set forth in Section 2.5(a).
“Estimated Closing Funded Debt” shall have the meaning set forth in Section 2.5(a).
“Estimated Closing Working Capital” shall have the meaning set forth in Section 2.5(a).
“Estimated Transaction Expenses” shall have the meaning set forth in Section 2.5(a).
“Exchange Act” shall have the meaning set forth in Section 3.2(a).

“Filings” shall have the meaning set forth in Section 5.7(a).
“Former Business Employee” shall mean each former employee of the Transferred Company Group and any other former employee of the Transferor Group who primarily provided services to the Business or any Transferred Company Entity.
“Fraud” shall mean an actual and intentional misrepresentation by a Party in the making of a representation or warranty expressly stated in Article III or Article IV of this Agreement. “Fraud” shall not include any cause of action under law or equity, including for fraud, based on constructive or imputed knowledge, negligence or recklessness.
“FDI Greek Law” shall mean Greek law 5205/2025.
“FTC” shall have the meaning set forth in Section 5.7(a).
“GAAP” shall mean the generally accepted accounting principles in the United States in effect from time to time, as applied by Transferor.
“Gamesys” shall mean Gamesys Limited, a company incorporated in England and Wales.
“Gaming/Lottery Activities” shall mean (a) the conduct, offering, or hosting of gaming and gambling activities, and/or (b) the development, supply, licensing, installation and/or adaptation of any software designed or adapted for use in gaming or gambling activities, in each case including online gambling, race books, sports pools, lotteries, sweepstakes, bingo, fantasy contests or the use of devices, equipment and supplies in the operation of a casino, simulcasting facility, card club or other gaming and gambling enterprise (whether remote/online or otherwise), including slot machines, gaming tables, cards, dice, gaming chips, player tracking systems, cashless wagering systems, mobile gaming systems, inter-casino linked systems, betting, dog racing, horse racing, video lottery terminals and related and associated equipment, supplies, software platforms and systems.
“Gaming/Lottery Jurisdiction” shall mean, with respect to any Person, all jurisdictions, and their political subdivisions, in which Gaming/Lottery Activities are or may be lawfully conducted or hosted, including all Gaming/Lottery Jurisdiction in which such Person or any of its Affiliates, directly or indirectly through a third person, currently conducts, offers or hosts or proposes in the future to conduct, offer or host, or seek to conduct, offer or host, any Gaming/Lottery Activity.
“Gaming/Lottery Laws” shall mean all (a) Legal Requirements pursuant to which any Gaming/Lottery Regulatory Authority possesses enforcement, regulatory, permit and/or licensing authority over the conduct of Gaming/Lottery Activities, and/or the ownership of an interest in, and/or control or influence over, an entity which conducts Gaming/Lottery Activities in any Gaming/Lottery Jurisdiction, including the conditions and/or codes of practice attached to any Gaming/Lottery Licenses, (b)  written and unwritten policies and/or guidance of the Gaming/Lottery Regulatory Authorities and (c) written and unwritten interpretations by the Gaming/Lottery Regulatory Authorities of the matters described in (a) and (b) above, including comfort letters.

“Gaming/Lottery Licenses” shall mean, with respect to any Person, all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers, concessions and entitlements issued, granted or required by any Gaming/Lottery Regulatory Authority or any other federal, state, local or foreign court or governmental agency, authority, instrumentality or regulatory body required by any Person in order for such Person or its Affiliates to conduct any Gaming/Lottery Activities.
“Gaming/Lottery Regulatory Authorities” shall mean, with respect to any Person, all Governmental Authorities with authority over or responsibility for interpreting, administering or enforcing Gaming/Lottery Laws and/or issuing Gaming/Lottery Licenses applicable to such Person and its Affiliates and equity or other financial interest holders.
“Government Contract” shall mean any prime contract, subcontract, blanket purchase agreement, basic ordering agreement, pricing agreement, letter contract, other transaction agreement, task order, delivery order, purchase order or any other Contract between the Acquiror Group or the Transferred Company Group, as applicable, on the one hand, and (a) any Governmental Authority, or (b) any prime contractor of a Governmental Authority in its capacity as a prime contractor, on the other hand. For purposes hereof, a task, purchase, delivery, change or work order under a Government Contract will not constitute a separate Government Contract but will be part of the Government Contract to which it relates.
“Governmental Authority” shall mean any federal, state, local, municipal, foreign or other government, political subdivision, governmental, quasi-governmental, regulatory or administrative authority, instrumentality, official, agency, body or commission, or any court, tribunal or judicial or arbitral body, in each case, exercising executive, legislative, judicial, regulatory, taxing or administrative functions.
“GPA” shall mean a group payment arrangement made pursuant to section 36 of the UK Finance Act 1998 or section 59F of the UK Taxes Management Act 1970.
“GPA Nominated Company” shall mean the nominated company of the Transferred Company Group GPA, being as at the date of this Agreement Gamesys.
“Greek Company Law” shall mean the Greek Law 4548/2018, as amended.
“Greek Fairness Opinion” shall mean the fairness opinion dated as of July 1, 2025 and prepared by Grant Thornton Business Solutions S.A. in accordance with the provisions of Art. 101 para. 1 of the Greek Company Law.
“Hazardous Materials” shall mean (a) petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos, per- and polyfluoroalkyl substances, mold, legionella, lead-based paint or polychlorinated biphenyls and (b) any chemical, material, waste or substance defined, classified or listed as hazardous, toxic, a pollutant or a contaminant under any applicable Environmental Law.
“HCMC” shall mean the Hellenic Capital Market Commission.

“HMRC” shall mean the United Kingdom’s tax authority, which as at the date of this Agreement is HM Revenue and Customs.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“IFRS-EU” shall mean the International Financial Reporting Standards, issued by the International Accounting Standards Board and endorsed by the European Union.
“IFRS-IASB” shall mean the International Financial Reporting Standards, issued by the International Accounting Standards Board.
“Indemnified Party” shall have the meaning set forth in Section 9.6(a).
“Indemnifying Party” shall have the meaning set forth in Section 9.6(a).
“Independent Accounting Firm” shall have the meaning set forth in Section 2.6(b).
“Initial Support Commitments” shall mean the support commitments between Acquiror, on the one hand, and each of Alphachoice Services Limited, Intracom Holdings S.A., Cleardrop Holdings Limited, Mr. S. Kokkalis, Mr. C. Antonopoulos, Mr. K. Farris, Mr. D. Kremmydas and Mr. G. Moundreas, each in its or his capacity as a shareholder of Acquiror, on the other hand, dated as of the Announcement Date, and in respect of which Transferor has third-party rights, pursuant to which, among other things, each such Acquiror shareholder has agreed to vote all of its or his Acquiror Ordinary Shares in favor of the Required Enabling Shareholder Approvals at the Share Capital Increase EGM and not to tender any Acquiror Ordinary Shares (and to exercise, and not waive, any rights it has to prevent others from tendering Acquiror Ordinary Shares) into an MTO.
“Insured Persons” shall have the meaning set forth in Section 5.12(b).
“Intellectual Property” shall mean all intellectual property and intellectual property rights, including both statutory and common law rights, if applicable, throughout the world, including: (a) patents, patent applications and all related divisionals, continuations, continuations-in-part, reissues, extensions, substitutions and reexaminations, (b) trade secrets and other confidential and proprietary know-how, information, ideas, inventions, processes, formulae, models and methodologies (“Trade Secrets”), (c) trademarks, service marks, trade names, logos, trade dress, domain names, and other similar designations of source or origin, and all registrations and applications for registration of the foregoing, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (d) copyrights and copyrightable subject matter (whether registered or unregistered), all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications and (e) rights in Software.
“Intercompany Agreements” shall have the meaning set forth in Section 3.20.
“Interim Period” shall have the meaning set forth in Section 5.1(a).

“IP Contract” shall mean with respect to (a) the Transferred Company Group and (b) the Acquiror Group, respectively, any Contract pursuant to which the Transferred Company Group or the Transferor Group solely with respect to the conduct of the Business, or the Acquiror Group, as applicable, has granted to any Person or has been granted a license with respect to any Intellectual Property, other than (i) licenses of commercially available software (including click-wrap, shrink-wrap or off-the-shelf software) or other commercially available technology, (ii) licenses of Transferred Company Group IP or Acquiror Group IP, as applicable, granted on a non-exclusive basis to a customer in connection with business or sales Contracts entered into in the ordinary course of business, (iii) Contracts under which any Transferred Company Group IP or Acquiror Group IP, as applicable, is licensed to a contractor or vendor of the Transferred Company Group or the Acquiror Group, as applicable, for the benefit of the Transferred Company Group or the Acquiror Group, as applicable, solely for the purpose of providing services under such agreement, (iv) Contracts with a current or former employee or independent contractor, which agreement includes a non-exclusive license from that Person to the Transferred Company Group or the Acquiror Group, as applicable, to use Intellectual Property owned or sublicensable by that Person or (v) other Contracts in which grants of non-exclusive licenses to use Intellectual Property are incidental and not material to the performance under such Contract and the grant of such licenses do not impair the Transferor Group or the Acquiror Group’s use of the Transferred Company Group IP or Acquiror Group IP, as applicable, in any material respect.
“IRS” shall mean the United States Internal Revenue Service.
“IT Assets” shall mean computers, computer Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment used in the business of the Transferred Company Group or the Acquiror Group, as applicable, as of immediately prior to the Closing, to the extent owned by, or licensed or leased pursuant to a written agreement with, the Transferred Company Group or the Transferor Group or the Acquiror Group, as applicable (excluding any public networks).
“Joint Steering Committee” shall have the meaning set forth in Section 5.19.
“Key Business Customer” shall mean a customer of the Transferred Company Group that, as a recipient of goods or services from the Transferred Company Group pursuant to Contracts directly with the Transferred Company Entities, generated aggregate revenue for the Transferred Company Group in excess of $45,000,000 for the twelve (12) month period ended December 31, 2024, as set forth on Schedule 1.1(e) of the Transferor Disclosure Schedule.
“Key Business Supplier” shall mean a supplier or vendor of the Transferred Company Group that, as a provider of goods or services to the Transferred Company Group through Contracts directly with the Transferred Company Entities, represented in excess of $15,000,000 of the Transferred Company Group’s annual spending (as measured on a consolidated basis) for the twelve (12) month period ended December 31, 2024, as set forth on Schedule 1.1(f) of the Transferor Disclosure Schedule.
“Latest Balance Sheet” shall have the meaning set forth in Section 3.5(a).

“Legal Requirement” shall mean any constitution, statute, law, ordinance, regulation, rule, code, Order or other requirement or rule of law (including common law) promulgated by a Governmental Authority.
“Liabilities” shall mean any and all liabilities, loss, damages, debt, guarantees, assurances, award, judgement, commitments and obligations of any kind or nature, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, reflected on a balance sheet or otherwise, whenever or however arising, including, but not limited to, those arising under any Legal Requirement or judgment, Contract or tort based on negligence or strict liability.
“Losses” shall mean any and all losses, liabilities, claims, damages, penalties, fines, judgments, awards, settlements, Taxes, costs, and expenses (including reasonable attorneys’ fees and disbursements and costs of investigation, defense or enforcement), in each case whether or not arising out of a third-party claim; provided, however, that Losses shall not include punitive damages, except to the extent such damages are awarded in connection with a Third-Party Claim.
“Malicious Code” shall have the meaning set forth in Section 3.12(m).
“Market Abuse Regulation” shall mean Regulation (EU) No 596/2014 (as amended) of the European Parliament and of the Council, and its implementing measures.
“Material Adverse Effect” shall mean, with respect to the Transferred Company Group or the Business (any such Material Adverse Effect, a “Transferred Company Group Material Adverse Effect”) or with respect to the Acquiror Group (any such Material Adverse Effect, an “Acquiror Group Material Adverse Effect”), as applicable, any event, change, development, circumstance, condition, fact or effect that, individually or in the aggregate, (x) has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of such group or Business, taken as a whole; provided that, no event, change, development, circumstance, condition, fact or effect resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect (subject to the limitations set forth below): (a) changes in national, international, foreign, or domestic economic, financial, social or political conditions (including changes therein) or changes in the conditions of the global economy generally, including (i) hostilities, acts of war, protests, riots, unrest, sabotage, terrorism, cyberterrorism or cybercrime or military actions or any escalation or worsening of any of the same, (ii) general changes in any financial, debt, credit, capital or banking markets or conditions (including the prices of commodities, inflation or any changes in the rate, whether an increase or decrease, of inflation, or any disruption thereof), (iii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States, the United Kingdom, Greece or any other country or region in the world, (iv) changes in interest, currency or exchange rates or tariffs or any trade wars, and (v) any stoppage or shutdown of any governmental activity or any defaults by the government of the United States, the United Kingdom, or Greece or any other jurisdiction in which such group or Business operates, or delays or failure to act by any Governmental Authority, (b) any act of God, hurricane, flood, tornado, fire, explosion, weather event, earthquake, landslide, other natural disaster, any outbreak of illness or public health event (whether human or animal) and any other force majeure events, (c) changes in legal or regulatory conditions, including changes or proposed changes in Legal Requirements (or standards, interpretations or enforcement thereof and including guidelines and directives of industry groups), whether or not related to a public health emergency, (d) changes in IFRS-EU, IFRS-IASB, GAAP or other accounting practices, policies or requirements, or standards, interpretations or enforcement thereof, (e) the failure of such group’s business to meet any internal or published projections, estimates or forecasts of revenues, goals, earnings or other measures of financial or operating performance for any period (it being understood and agreed that any underlying facts giving rise or contributing to such failure that are not otherwise expressly excluded from this definition of “Material Adverse Effect” may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur), (f) any effect resulting from the negotiation, execution, pendency, announcement or consummation of the Transactions or compliance with the terms of any Transaction Document, including (x) the identity of any member of such group or its Affiliates or (y) any impact on relationships, contractual or otherwise, with employees, customers, suppliers, vendors, resellers, contract manufacturers, distributors, financing sources, licensors, licensees or others having a relationship with any member of such group or its Affiliates or (g) any actions taken by such group to which Transferor (if such group is the Acquiror Group) or Acquiror (if such group is the Transferred Company Group) has consented in writing or that are taken after the date of this Agreement at the written request of such other party; provided that to the extent that any event in the foregoing clauses (a) through (d) materially and disproportionately has a greater adverse impact on the business of such group or Business, taken as a whole, as compared to the adverse impact such event has on other similarly situated Persons or businesses operating in the same industries as such group or Business operates, then the incremental effect of such event shall be taken into account in determining whether a Material Adverse Effect has occurred.
“Measurement Date” shall have the meaning set forth in Section 3.6.
“MTO” shall have the meaning set forth in Section 5.24(a).
“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) of ERISA or any plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control within the meaning of Section 4063 of ERISA.
“Non-Business Asset” shall mean any asset of the Transferor Group as of immediately prior to Closing that is not a Business Asset.
“Non-Business Liability” shall mean any liability of the Transferor Group as of immediately prior to Closing that is not a Business Liability.
“Non-Solicitation Period” shall have the meaning set forth in Section 5.16.
“Note Purchase Agreement” shall mean that certain Note Purchase Agreement, dated as of February 7, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Transferor, as issuer, the subsidiary guarantors party thereto from time to time, the entities listed on the signature pages thereof as “Purchasers,” and Alter Domus (US) LLC, as note agent and collateral agent.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.
“Offering/Listing Materials” shall have the meaning set forth in Section 5.2(a).
“Open Source Software” means any Software that is licensed, provided, or distributed as “free” software, “open source” software or similar licensing or distribution models, including any Software licensed under any terms or conditions currently listed at http://opensource.org/licenses/alphabetical.
“Order” shall mean any order, writ, judgment, decision, injunction, ruling, temporary restraining order, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Outside Date” shall have the meaning set forth in Section 8.1(d).
“Party” or “Parties” shall have the meaning set forth in the Preamble.
“Permanent Debt Financing” shall mean any longer-term financing intended to replace or refinance in full the debt financing provided by the Debt Financing.
“Permit” shall mean any permit, license, authority, registration, concession, grant, franchise, certificate, identification numbers exemption, waiver and filing issued or required by any Governmental Authority under any applicable Legal Requirement, including Gaming/Lottery Licenses.
“Permitted Encumbrances” shall mean (a) Encumbrances for Taxes, assessments or other governmental charges or levies not yet delinquent or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with IFRS-EU or IFRS-IASB, as applicable; (b) statutory liens or landlords’, mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests that are not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by IFRS-EU or IFRS-IASB, as applicable; (c) non-exclusive licenses to Intellectual Property granted in the ordinary course of business; (d) liens, charges, fees or assessments for business parks, industrial parks or other similar organizations not yet due or delinquent and do not materially and adversely affect the use or operation of the property subject thereto; (e) liens (or other Encumbrances of any type) that do not materially and adversely affect the use or operation of the property subject thereto; (f) with respect to the Transferred Company Group, those Encumbrances set forth on Schedule 1.1(g) of the Transferor Disclosure Schedule; or (g) with respect to the Acquiror Group, those Encumbrances set forth on Schedule 1.1(g) of the Acquiror Disclosure Schedule.
“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust or company (including any limited liability company or joint stock company) or other similar entity, including a Governmental Authority.

“Personal Information” means any information, in any form, that is reasonably capable, directly or indirectly of identifying, describing or being linked to an individual, device or household, and/or information or data, in any form, that is considered “personal information”, “personal data”, “personally identifiable information”, or any similar term by any Privacy and Security Laws.
“Pillar Two OECD Rules” means the model rules published by the Organisation for Economic Co-operation and Development on or about 20 December 2021 in a document entitled “Tax Challenges Arising from Digitization of the Economy – Global Anti-Base Erosion Model Rules (Pillar Two)”.
“Pillar Two Tax” means any Tax imposed under any law or regulation implementing the Pillar Two OECD Rules and any domestic top-up tax (howsoever named) implemented in connection with the Pillar Two OECD Rules that is, or is intended by the enacting legislature to be, a “Qualified Domestic Minimum Top-Up Tax” for the purposes of the Pillar Two OECD Rules.
“Post-Closing Statement” shall have the meaning set forth in Section 2.6(a).
“Privacy and Security Laws” means all Legal Requirements concerning privacy, security and/or Processing of Personal Information and data breach notification, and all regulations promulgated and binding guidance issued by any Governmental Authority thereunder.
“Privacy and Security Policies” means all of (a) the Transferred Company Group’s and the Transferor Group’s (solely with respect to the Business) or (b) the Acquiror Group’s published or internal policies and procedures relating to privacy, security and/or Processing of any Personal Information, or the security of IT Assets.
“Privacy and Security Requirements” shall have the meaning set forth in Section 3.12(h).
“Proceeding” shall mean any action, suit, litigation, arbitration, license review, formal investigation, enforcement action or other legal proceeding (whether regulatory, administrative, civil or criminal) by or before any Governmental Authority.
“Process”, “Processed” or “Processing” means any operation or set of operations which is performed on Personal Information, such as the use, collection, storage, recording, organization, adaption, alteration, transfer, retrieval, disclosure, dissemination or combination of such Personal Information, and/or is considered “processing” by any Privacy and Security Laws.
“Prospectus Regulation” shall mean Regulation (EU) 2017/1129 (as amended) of the European Parliament and of the Council, and its implementing measures.
“Public Disclosure” shall mean all information disclosed in the reports, statements, announcements and other documents that: (a) in the case of Transferor and its Affiliates (including the Transferred Company Entities), have been filed by Transferor with, or furnished by Transferor to, the SEC pursuant to the Exchange Act (including notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto); and (b) in the case of Acquiror and its Affiliates (including the Acquiror Entities), have been made public by Acquiror through prescribed regulatory channels pursuant to the Greek Company Law,

Greek Law 3556/2007 (implementing EU Directive 2004/109/EC) and the Market Abuse Regulation, as well as any other relevant securities laws, rules or regulations including the ATHEX, in each case of clauses (a) and (b), on or before the date of this Agreement, and other than any disclosures contained or referenced therein of information, factors or risks to the extent they are predictive, cautionary or forward-looking in nature and do not describe specific facts and circumstances relating to, as applicable, Transferor or the Transferred Company Group, or Acquiror or the Acquiror Group.
“Recipient” shall have the meaning set forth in Section 6.10(a).
“Refinancing” shall mean the intended refinancing on or about the Closing Date of all outstanding financial indebtedness, other than indebtedness set forth on Schedule 1.1(h) of the Acquiror Disclosure Schedule, of the Acquiror Group using the proceeds of the Debt Financing and/or any Permanent Debt Financing.
“Relief” shall mean any right to repayment of Tax from a Taxing Authority and any relief, loss, allowance, set-off or credit in respect of Tax and any deduction in computing or against Tax or profits for Tax purposes.
“Representatives” shall mean officers, directors, employees, principals, partners, members, managers, attorneys, accountants, agents, consultants, financial or other advisors, authorized representatives and Subsidiaries.
“Required Acquiror Group Gaming/Lottery Filings and Approvals” shall have the meaning set forth in Section 4.2(a).
“Required Enabling Shareholder Approvals” shall mean the resolution(s) to be adopted at the Share Capital Increase EGM concerning, among other things, the granting of authority, in accordance with Art. 24 par. 1(b) of the Greek Company Law, to the Acquiror Board to proceed, during a period of time not to exceed twelve (12) months from the date of the Share Capital Increase EGM, to the share capital increase(s) as may be required in connection with the Acquiror Settlement Ordinary Shares and the Cash Equity Raise and for the Acquiror Board for itself to subsequently resolve on all matters, including, indicatively but not limited to, the final size and structure of the share capital increase(s), the issue price and/or offer price for the new shares, the allocations of newly issued shares, the waiver of pre-emptive rights (in accordance with Art. 27 par. 4 of the Greek Company Law), and any other matter without limitation as Acquiror and Transferor may reasonably agree.
“Required Financial Information” shall mean (i) all financial statements, financial data, and other financial information reasonably and timely requested by Acquiror regarding the Transferred Company Group of the type that Acquiror and Transferor, acting in good faith, reasonably agree is required and customarily included in the context of target carve-out financial information in (A) an offering memorandum for offerings of bonds (including any senior secured high yield bonds) offered pursuant to Rule 144A and Regulation S and/or any Greek retail bonds issued pursuant to any applicable Greek regulation (a “Debt Disclosure Document”) as contemplated by the Debt Commitment Letter and the engagement letter executed concurrently therewith and (B) Offering/Listing Materials; and (ii) such other pertinent or customary information regarding the Transferred Company Group as may reasonably and timely be requested by Acquiror or the Debt Financing Source to the extent that such information is of the type or form that Acquiror and Transferor, acting in good faith, reasonably agree is required and customarily included in the context of target carve-out financial information in (A) a Debt Disclosure Document as contemplated by the Debt Commitment Letter and the engagement letter executed concurrently therewith and (B) Offering/Listing Materials. Notwithstanding the above, Required Financial Information shall include any financial statements, financial data, and other financial information (i) reasonably requested by the HCMC or ATHEX to be included in the Offering/Listing Materials or (ii) in the reasonable opinion of Acquiror and Transferor and their respective counsel required to be included in the Offering/Listing Materials under applicable Legal Requirements, in each case, prepared in the form and in accordance with accounting or other standards so requested.
“Required Gaming/Lottery Filings and Approvals” shall mean, collectively, the Required Transferred Company Group Gaming/Lottery Filings and Approvals and the Required Acquiror Group Gaming/Lottery Filings and Approvals.
“Required Governmental Approvals” shall have the meaning set forth in Section 5.7(a).
“Required Transferred Company Group Gaming/Lottery Filings and Approvals” shall have the meaning set forth in Section 3.2(a).
“Restricted Business” shall have the meaning set forth in Section 5.17.
“Sample Statement” shall mean the statement attached hereto as Exhibit E.
“Sanctioned Jurisdiction” shall mean any country, region or territory subject to comprehensive Sanctions broadly prohibiting dealings with or involving such country, region or territory (as of the date hereof, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and the Crimea region of Ukraine).
“Sanctioned Person” shall mean any Person: (a) identified on any Sanctions-related list of designated persons maintained by any Sanctions Authority; (b) domiciled, organized or resident in a Sanctioned Jurisdiction; (c) 50% or more owned or controlled, directly or indirectly, in the aggregate, or acting on behalf of, one or more Persons identified in clause (a) or (b); or (d) otherwise the subject or target of Sanctions.
“Sanctions” shall mean any and all economic or financial sanctions imposed, administered on enforced from time to time by any Sanctions Authority.
“Sanctions Authority” shall mean: (a) the U.S. government (including OFAC and the U.S. Department of State); (b) the European Union and any of its member states; (c) His Majesty’s Treasury of the United Kingdom; or (d) the United Nations Security Council.
“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Security Incident” means any unauthorized access, use, loss, or disclosure of any Personal Information, or any data security breach, interference with operations or security safeguards, or unauthorized access or use (or material failure or disruption) of any IT Assets (and/or any data stored, transmitted or Processed thereby), including any phishing incident or ransomware attack.
“Services & IP Agreement” shall mean, collectively, one or more agreements or arrangements containing the terms and conditions set forth in Exhibit A (with any changes thereto, and otherwise in a form, and containing such other terms and conditions as Acquiror and Transferor may reasonably agree).
“Share Capital Increase EGM” shall have the meaning set forth in Section 5.24(a).
“Share Transferor” shall have the meaning set forth in Recital A.
“Shareholder Support Commitments” shall mean shareholder support commitments from holders of the Acquiror Ordinary Shares (other than the counterparties to the Initial Support Commitments) in substantially the form attached hereto as Exhibit B (with any changes thereto that Acquiror and Transferor may reasonably agree).
“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.
“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.
“Subsidiary” shall mean, with respect to any Person, whether incorporated or unincorporated, any other Person (a) of which such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) of which such first Person is a general partner or managing member or (c) which such first Person consolidates it in its financial statements prepared in accordance with IFRS-EU or IFRS-IASB; provided that, from and after the Closing, for purposes of this Agreement (other than where expressly set forth herein) the Transferred Company and other Transferred Company Entities shall not be considered Subsidiaries of Transferor or any of its Affiliates.
“Supplier” shall have the meaning set forth in Section 6.10(a).
“Surrender” shall mean the surrender of losses or other amounts eligible for group relief in accordance with Part 5 or Part 5A of the UK Corporation Tax Act 2010.
“Target Cash” shall mean €15,000,000.
“Target Funded Debt” shall mean €35,000,000.
“Target Working Capital” shall mean negative €110,000,000.
“Tax” shall mean all United States federal, state, or local or foreign taxes of any kind, including VAT, income, capital, occupation, real and personal property, social security, national insurance, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, occupation, premium or windfall profit, estimated, transfer, stamp or other taxes, duties, imposts, assessments, tariffs or levies (including, for the avoidance of doubt, any Transfer Tax and Pillar Two Tax), together with any interest, penalties and additions imposed with respect to such amounts.
“Tax Documents” shall mean Tax Returns and any claims, elections, surrenders, disclaimers, notices and consents and other documents contemplated by, reflected in or necessary for the preparation of the Tax Returns.
“Tax Return” shall mean any report, return, statement, declaration, notice, certificate, claim for refund or other document filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of any Tax (including any attachment thereto or any amendment thereof).
“Taxing Authority” shall mean any Governmental Authority (including any subdivision and any revenue agency of a jurisdiction) responsible for imposition, collection or the administration of any Taxes and acting in its capacity as such.
“Third-Party Claim” shall have the meaning set forth in Section 9.6(a).
“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property”.
“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property”.
“Transaction Documents” shall mean this Agreement, the Services & IP Agreement and the other agreements, instruments and documents to be executed and delivered in connection herewith.
“Transaction Expenses” shall mean, without duplication, the aggregate amount of out-of-pocket fees, costs, commissions, expenses, payments or other amounts, in each case, that are incurred by the Transferred Company Group in connection with the negotiation, preparation, execution, delivery or performance of this Agreement or the Transactions contemplated hereby, including: (i) fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of the Transferred Company Group’s financial advisors, investment banks, data room administrators, attorneys, accountants, and other advisors and service providers relating to this Agreement or the Transactions contemplated hereby, including in connection with Transaction Litigation (other than Transaction Litigation that constitutes a Combined Company Transaction Expense; (ii) any change in control payments, stay bonuses, retention bonuses, transaction completion bonuses, sale bonuses, discretionary bonuses or similar bonuses or compensatory amounts that become payable solely as a result of the execution or consummation of this Agreement or the Transactions contemplated hereby (whether payable prior to, at or after the Closing but, for avoidance of doubt, excluding any so-called “double-trigger” payments, bonuses and other amounts payable as a result of the execution or consummation of this Agreement and the occurrence of any other event), together with the employer portion of any related employment Taxes); (iii) payments required to be made to third parties by the Transferred Company Group (provided, that the making of such payments are approved by the Transferor (such approval not to be unreasonably withheld)) to obtain consents, approvals or waivers required to be obtained in connection with the consummation of this Agreement or the Transactions contemplated hereby under Business Material Contracts in effect as of Closing or any other Contract reasonably identified by Acquiror prior to Closing as requiring such consent, approval or waiver; and (iv) any other fees, expenses or liabilities expressly included in “Transaction Expenses” pursuant to this Agreement in each case, that remain unpaid as of immediately prior to the Closing and are payable by the Transferred Company Group, provided, that in no event shall “Transaction Expenses” include any amounts that are included in the calculation of Combined Company Transaction Expenses, Closing Funded Debt or Closing Working Capital.
“Transaction Litigation” shall mean any Proceeding commenced or threatened by any Person (including any current or former holder of any securities or indebtedness of any member of the Transferor Group or any Acquiror Entity) against a Party or any of its Subsidiaries or any of its or their Representatives or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or any of its or their Representatives, in each case in connection with, arising from or otherwise relating to or regarding the Transaction, including any Proceeding alleging or asserting any misrepresentation or omission in any other communications to the holders of securities or indebtedness of any member of the Transferor Group or any Acquiror Entity, other than any Proceedings among the Parties or with the Debt Financing Source related to this Agreement.
“Transactions” shall mean the transactions contemplated by this Agreement and the Transaction Documents, including the transfer of the Transferred Shares and the settlement of the Acquisition Price contemplated by Article II, the Refinancing and the Cash Equity Raise.
“Transfer Taxes” shall mean any sales, use, stock transfer, real property transfer, transfer, indirect transfer, goods and services, stamp, stamp duty, stamp duty reserve tax, Capital Concentration Tax, stamp duty land tax, registration, documentary, conveyancing, recording or similar Taxes.
“Transferor” shall have the meaning set forth in the Preamble.
“Transferor Conduct of Business Exceptions” shall have the meaning set forth in Section 5.1(a).
“Transferor Data Partner” shall have the meaning set forth in Section 3.12(h).
“Transferor Disclosure Schedule” shall mean the disclosure schedules, dated as of, and delivered by Acquiror to Transferor on, the date of this Agreement in connection with the execution of this Agreement.
“Transferor Fundamental Representations” shall mean the representations and warranties of Transferor set forth in Section 3.1 (Authority; Enforceability), Section 3.3 (Organization; Transferred Company Entities), Sections 3.4 (Title to Shares), Section 3.19 (Brokers) and Section 3.21 (Solvency).
“Transferor Group” shall mean Transferor and its Subsidiaries (other than the Transferred Company Group).

“Transferor Group Benefit Plan” shall mean each Benefit Plan that is sponsored, maintained or contributed to by any member of the Transferor Group for the benefit of Business Employees, Former Business Employees or current or former officers, directors, consultants or other service providers of the Transferor Group who primarily provide or provided services to the Business, other than any Transferred Company Group Benefit Plan.
“Transferor Group Marks” shall have the meaning set forth in Section 5.25(a).
“Transferor Indemnified Parties” shall have the meaning set forth in Section 9.3.
“Transferor’s Knowledge” and similar phrases shall mean the actual knowledge of the individuals set forth on Schedule 1.1(i) of the Transferor Disclosure Schedule (after reasonable inquiry by each such individual of such individual’s direct reports).
“Transferor MTO” shall have the meaning set forth in Section 5.24(a).
“Transferred Company” shall have the meaning set forth in Recital A.
“Transferred Company Entity” shall have the meaning set forth in Recital B.
“Transferred Company Group” shall have the meaning set forth in Recital B.
“Transferred Company Group Antitrust Approvals” shall have the meaning set forth in Section 3.2(a).
“Transferred Company Group Benefit Plan” shall mean each Benefit Plan (a) that is sponsored, maintained or contributed to by any Transferred Company Entity, (b) that is sponsored or maintained by any member of the Transferor Group solely for the benefit of Business Employees, Former Business Employees, or current or former officers, directors, consultants or other service providers of the Transferor Group or any Transferred Company Entity who primarily provide or provided services to the Business, or (c) with respect to which any Transferred Company Entity has any liability (contingent or otherwise).
“Transferred Company Group Gaming/Lottery Filings and Approvals” shall have the meaning set forth in Section 3.2(a).
“Transferred Company Group Gaming/Lottery Licenses” shall mean any Gaming/Lottery License issued or granted to, or held by, the Transferred Company Group.
“Transferred Company Group GPA” means the GPA of which the Transferred Company is a member.
“Transferred Company Group IP” shall mean all Intellectual Property owned by a Transferred Company Entity.
“Transferred Company Group Material Adverse Effect” shall have the meaning set forth in the definition of “Material Adverse Effect”.

“Transferred Company Group Owned Real Property” shall have the meaning set forth in Section 3.13(a).
“Transferred Company Group Real Property Leases” shall have the meaning set forth in Section 3.13(b).
“Transferred Company Group Material Adverse Effect” shall have the meaning set forth in the definition of “Material Adverse Effect”.
“Transferred Shares” shall have the meaning set forth in Recital A.
“Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.
“Union” shall have the meaning set forth in Section 3.14(a).
“USA PATRIOT Act” shall mean the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), as amended from time to time.
“VAT” shall mean: (a) any Tax charged in accordance with VATA; (b) any Tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (c) any other Tax of a similar nature whether imposed in substitution for or levied in addition to such Tax referred to in clauses (a) and (b) of this definition or imposed elsewhere (including, for the avoidance of doubt, the Hellenic Republic).
“VATA” shall mean the Value Added Tax Act 1994.
“Vitruvian Technology” shall mean, collectively, the assets of the Transferor Group set forth on Schedule 1.1(j) of the Transferor Disclosure Schedule.
“WARN Act” shall have the meaning set forth in Section 3.14(b).
“Willful Breach” shall mean an action or failure to act by one of the Parties that constitutes a material breach or violation of this Agreement, and was taken or occurred with such Party’s knowledge or intention that such action or failure to act constituted a material breach or violation of this Agreement.
ARTICLE II

THE ACQUISITION
2.1    Acquisition. Subject to the terms and conditions of this Agreement, at the Closing, Transferor shall cause Share Transferor to, directly or indirectly, transfer, assign, convey and deliver to Acquiror, and Acquiror shall, directly or indirectly, accept and acquire from Share Transferor, all of Share Transferor’s right, title and interest in and to the Transferred Shares, free and clear of all Encumbrances, other than restrictions on transfer under applicable securities Legal

Requirements, in exchange for an amount equal to the Acquisition Price, as finally determined in accordance with Section 2.6, calculated and paid in accordance with this Article II.
2.2    Acquisition Price Settlement. The Acquisition Price shall be calculated pursuant to Section 2.5 and Section 2.6 of this Agreement and shall be payable in cash and Acquiror Ordinary Shares pursuant to this Section 2.2 and Section 2.6, as follows: (a) in respect of the equity portion of the Acquisition Price, by the delivery of 873,707,073 Acquiror Ordinary Shares (the “Equity Settlement Amount”) through aggregate transfers by Acquiror to Transferor of newly issued Acquiror Ordinary Shares (the “Acquiror Settlement Ordinary Shares”); and (b) in respect of the Cash Settlement Amount, through aggregate payments by Acquiror to Transferor or its designee(s) of the remainder of the Acquisition Price in immediately available funds. In the event that the net proceeds to Acquiror from the Cash Equity Raise exceeds €400,000,000, in the aggregate, Acquiror and Transferor shall discuss a potential increase to the Cash Settlement Amount and, to the extent Acquiror and Transferor reasonably agree (acting in good faith) and permitted under the terms of the Debt Financing and the Cash Equity Raise, the Cash Settlement Amount shall be increased by the agreed amount. In the event that the net proceeds to Acquiror from the Cash Equity Raise is less than €400,000,000, in the aggregate, Acquiror and Transferor shall discuss a potential decrease to the Cash Settlement Amount and, to the extent Acquiror and Transferor reasonably agree (acting in good faith), the Cash Settlement Amount shall be decreased by the agreed amount.
2.3    Closing; Time and Place; Process. The closing of the Transactions (the “Closing”), including the transfer of the Transferred Shares and the settlement of the Acquisition Price contemplated by Sections 2.1 and 2.2, shall be effected by the exchange of documents and signatures by electronic transmission on (a) the third (3rd) Business Day following the date on which the last of the conditions required to be satisfied or waived pursuant to Section 7.1, Section 7.2 and Section 7.3 is either satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver (to the extent waiver is not prohibited by applicable Legal Requirements) thereof), or (b) at such other date, time or place as Transferor and Acquiror mutually agree in writing (the date on which the Closing occurs, the “Closing Date”) and implemented in the manner set forth in a closing memorandum in substantially the form attached hereto as Exhibit C (with any changes thereto that either Party may request and the other Party may approve, such approval not to be unreasonably withheld, conditioned or delayed) (the “Closing Memorandum”).
2.4    Payments and Deliveries at the Closing.
(a)    At the Closing, Transferor shall, in addition to the actions required by the Closing Memorandum, deliver, or cause to be delivered, to Acquiror:
(i)    customary evidence of the transfer and assignment of the Transferred Shares to Acquiror (or an Affiliate thereof designated by Acquiror);
(ii)    the certificate required to be delivered by Transferor pursuant to Section 7.1(d);

(iii)    a duly and properly completed and executed IRS Form W-9 of Share Transferor;
(iv)    a counterpart to the Services & IP Agreement, in each case, duly executed by Transferor and any other relevant members of the Transferor Group and the relevant Transferred Company Entities intended to be party thereto; and
(v)    any other customary closing documents to be delivered by Transferor to Acquiror under the Closing Memorandum.
(b)    At the Closing, Acquiror shall, in addition to the actions required by the Closing Memorandum:
(i)    deliver, or cause to be delivered, to Transferor:
(1)    customary evidence of the issuance of the Equity Settlement Amount to Transferor;
(2)    cash, by wire transfer of immediately available funds, in an aggregate amount equal to the Closing Cash Settlement Amount;
(3)    the certificate required to be delivered by Acquiror pursuant to Section 7.2(d);
(4)    a counterpart to the Services & IP Agreement, in each case, duly executed by Acquiror and any other relevant members of the Acquiror Group intended to be party thereto; and
(5)    any other customary closing documents to be delivered by Acquiror to Transferor under the Closing Memorandum; and
(ii)    pay, or cause to be paid, by wire transfer of immediately available funds, the Combined Company Transaction Expenses, in such amounts and to such accounts designated in the Closing Statement. Any Combined Company Transaction Expenses not paid at Closing shall be paid by the Acquiror when due and payable after Closing. For the avoidance of doubt, no Combined Company Transaction Expenses of the Transferor Group or Transferred Company Group shall be payable by the Acquiror unless and until the Closing of the Transaction occurs in accordance with the terms of this Agreement.
2.5    Closing Statement.
(a)    At least two (2) Business Days prior to the Closing Date, Transferor shall cause to be prepared and delivered to Acquiror a closing statement (the “Closing Statement”) setting forth (x) Transferor’s good-faith estimate (together with reasonable supporting detail and documentation) of (i) Closing Working Capital (such estimate, the “Estimated Closing Working Capital”), (ii) the Closing Cash (such estimate, the “Estimated Closing Cash”), (iii) the Closing Funded Debt (such estimate, the “Estimated Closing Funded Debt”) and (iv) the Transaction

Expenses (such estimate, the “Estimated Transaction Expenses”), (y) the resulting amounts for the Estimated Acquisition Price and Closing Cash Settlement Amount and (z) the Combined Company Transaction Expenses of the Transferor, the Transferor Group and the Transferred Company Group. The Closing Statement shall be prepared in accordance with the Accounting Principles and in a manner consistent with the Sample Statement. Transferor shall reasonably and in good faith consider any comments or corrections provided by or on behalf of Acquiror to the Closing Statement and shall make appropriate revisions to the Closing Statement as are mutually agreed upon between the Parties; provided that Transferor and Acquiror shall discuss in good faith and consider any such comments, and the Estimated Acquisition Price shall reflect such revisions as are mutually agreed upon by the Parties. For the avoidance of doubt, in the absence of such agreement, the amounts set forth in the Closing Statement shall be used at Closing and shall not be binding on either Party for purposes of the final determination of the Acquisition Price, and the foregoing review and comment process shall not delay or defer the Closing beyond the date on which it is otherwise required to occur pursuant to this Agreement.
2.6    Post-Closing Adjustment.
(a)    As promptly as reasonably possible and in any event within ninety (90) days after the Closing Date, Acquiror shall prepare or cause to be prepared, and will provide to Transferor, a written statement (the “Post-Closing Statement”), setting forth Acquiror’s good-faith calculation of (i) the Closing Working Capital, (ii) the Closing Cash, (iii) the Closing Funded Debt, (iv) the resulting Adjustment Amount, and (v) the resulting Acquisition Price and Cash Settlement Amount. The Post-Closing Statement shall be prepared in accordance with the Accounting Principles and in a manner consistent with the Sample Statement. Within thirty (30) days following delivery to Transferor of the Post-Closing Statement, Transferor shall deliver written notice to Acquiror of any dispute Transferor has with respect to the calculation, preparation or content of the Post-Closing Statement (the “Dispute Notice”); provided that any item not disputed by Transferor in the Dispute Notice will be final, conclusive and binding on the Parties. The Dispute Notice shall set forth in reasonable detail (i) any item on the Post-Closing Statement that Transferor disputes and (ii) Transferor’s proposed calculation of such item. Following delivery to Acquiror of a Dispute Notice, Transferor and Acquiror shall negotiate in good faith to resolve any dispute set forth therein. If Transferor and Acquiror fail to resolve any such dispute within thirty (30) days after delivery of the Dispute Notice (the “Dispute Resolution Period”), then Transferor and Acquiror jointly shall engage, within ten (10) Business Days following the expiration of the Dispute Resolution Period, an accounting firm as mutually agreed by Transferor and Acquiror (the “Independent Accounting Firm”) to resolve any such dispute. As promptly as practicable, and in any event not more than fifteen (15) days following the engagement of the Independent Accounting Firm, Transferor and Acquiror shall each prepare and submit a presentation detailing such Party’s complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm (and such presentation, and all other communications with the Independent Accounting Firm, will be simultaneously made or delivered to the other Party). Transferor and Acquiror shall instruct the Independent Accounting Firm to, as soon as practicable after the submission of the presentations described in the immediately preceding sentence and in any event not more than twenty (20) days following such presentations, make a final determination of the appropriate amount of each of the line items that remain in dispute as indicated in the Dispute Notice (and that have not been thereafter resolved by written agreement of Transferor and Acquiror); provided that the failure of the Independent Accounting Firm to strictly conform to or comply with any deadlines or time periods specified in this Section 2.6(a) shall not render the determination of the Independent Accounting Firm invalid or form the basis for which any of Transferor or Acquiror may dispute or otherwise reject any final determination made by the Independent Accounting Firm hereunder. With respect to each disputed line item, the Independent Accounting Firm shall be limited to an amount not greater than the higher or less than the lower of the amounts proposed by Transferor and Acquiror. Notwithstanding the foregoing, the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to those line items that remain in dispute as indicated in the Transferred Company Dispute Notice (and that have not been thereafter resolved by written agreement of the Parties) and whether any disputed determinations of (i) the Closing Working Capital, (ii) the Closing Cash, (iii) the Closing Funded Debt, (iv) the resulting Adjustment Amount, and (v) the resulting Acquisition Price and Cash Settlement Amount were properly calculated in accordance with the Accounting Principles, as applicable, and the provisions of this Agreement; provided, however, that Acquiror may also respond to and raise additional issues directly related to such disputed items, including interrelated line items not explicitly disputed by Transferor, to the extent such interrelated adjustments are necessary to reflect the proper application of the Accounting Principles. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm pursuant to this Section 2.6(b) shall be borne equally by Transferor and Acquiror. The Independent Accounting Firm shall act as an expert and not as an arbitrator. All determinations made by the Independent Accounting Firm, and the Post-Closing Statement, as modified by the Independent Accounting Firm and to reflect any items resolved by written agreement of Transferor and Acquiror, will be final, conclusive and binding on the Parties absent manifest error or fraud.
(b)    For purposes of complying with the terms set forth in Section 2.5 and this Section 2.6, until the final determination of the Acquisition Price, each of Transferor and Acquiror shall and shall cause their respective Affiliates to, reasonably cooperate with and make available to each other, the Independent Accounting Firm and each of their respective Representatives all information, records, data and working papers (including auditors’ work papers), in each case to the extent related to the Transferred Company (and Subsidiaries thereof), and shall permit reasonable access upon prior notice and during normal business hours to its and their respective Affiliates’ facilities and personnel, in each case as may be reasonably required in connection with the preparation, analysis and review of the Closing Statement and the Post-Closing Statement and the resolution of any disputes thereunder; provided that access to work papers of the auditor of either Transferor or Acquiror shall be subject to such auditors’ normal disclosure procedures and execution of a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditor.
(c)    Once the Acquisition Price has become finally determined in accordance with this Section 2.6 (the date of such final determination, the “Adjustment Amount Determination Date”):
(i)    If the Adjustment Amount is a positive number, then within five (5) Business Days after the Adjustment Amount Determination Date, Acquiror shall pay or cause to be paid the Adjustment Amount in cash by wire transfer in immediately available funds to or as directed by Transferor; and

(ii)    If the Adjustment Amount is a negative number, then within five (5) Business Days after the Adjustment Amount Determination Date, Transferor shall pay or cause to be paid an amount equal to the absolute value of the Adjustment Amount in cash by wire transfer in immediately available funds to or as directed by Acquiror.
(d)    The process set forth in Section 2.5 and this Section 2.6 shall be the sole and exclusive remedy of any of the Parties and their respective Affiliates with respect to disputes regarding the matters specifically set forth in this Section 2.6, except in the case of Fraud by the other Party.
(e)    The Parties agree that all payments required pursuant to this Section 2.6 shall be treated as adjustments to the Cash Settlement Amount for Tax purposes to the extent permitted by applicable Legal Requirement.
2.7    Withholding. Acquiror shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Legal Requirements. To the extent that amounts are so deducted and withheld by Acquiror and timely paid to the applicable Governmental Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Each of the Transferor and the Acquiror acknowledges that, so far as each of them is aware (and, in the case of the Acquiror, on the basis of the acknowledgement from the Transferor in the following sentence with respect to Taxes required to be withheld as a result of the direct or indirect transfer or deemed transfer of any asset by Transferor to Acquiror), as of the date of this Agreement, no Taxes are expected to be required to be withheld from the payment of the Acquisition Price. Transferor acknowledges that so far as it is aware, as of the date of this Agreement, no Taxes imposed as a result of the direct or indirect transfer or deemed transfer of any asset by Transferor to Acquiror are expected to be required to be withheld from the payment of the Acquisition Price. To the extent either Party becomes aware of any obligation to withhold, it shall provide reasonable advance notice to the other Party of the amounts subject to withholding and use commercially reasonable efforts to cooperate with the other Party to reduce or eliminate any such withholding, including by providing Transferor with a reasonable opportunity to submit any Tax Document to any Governmental Authority or pay any Tax due, or to deliver any forms, documentation or other evidence, that would reduce or eliminate such withholding Tax under applicable Legal Requirements and reasonably cooperating with Transferor in connection therewith.
2.8    Payment Mechanics. Any cash payment to be made pursuant to this Agreement by Acquiror shall be made to the designee(s) and the bank account or accounts designated by Transferor in writing to Acquiror on or before the third (3rd) Business Day prior to the due date for payment. Unless otherwise agreed in writing by Transferor and Acquiror, any payments by wire transfer under this Agreement shall be in immediately available funds.
2.9    Adjustments. The number of Acquiror Settlement Ordinary Shares shall be proportionately adjusted for any subdivision or combination (by stock split, reverse stock split,

dividend, reorganization, recapitalization or otherwise) of the Acquiror Ordinary Shares that occurs during the period beginning on the Announcement Date and ending on the Closing Date.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TRANSFEROR
With respect to any Section of this Article III, except (a) as disclosed in Transferor’s Public Disclosure or (b) as set forth in the Transferor Disclosure Schedule delivered to Acquiror on the date of this Agreement, Transferor hereby represents and warrants to Acquiror as follows:
3.1    Authority; Enforceability.
(a)    Transferor has the requisite corporate power and authority to (i) execute this Agreement, and the other Transaction Documents, to which it is a party, (ii) perform its obligations under this Agreement and under the other Transaction Documents, to which it is a party, and (iii) to consummate the Transactions in accordance with the terms of this Agreement, and the other Transaction Documents, to which it is a party. The execution, delivery and performance by Transferor of this Agreement and the other Transaction Documents, to which it is a party, and the consummation of the Transactions to which it is a party, have been duly and validly authorized by all necessary corporate power on the part of Transferor and such authorization has not been subsequently modified or rescinded.
(b)    This Agreement has been duly and validly executed and delivered by Transferor and constitutes, assuming due authorization, execution and delivery of this Agreement by Acquiror, a valid and binding legal obligation of Transferor, enforceable against Transferor in accordance with the terms hereof, subject to the Bankruptcy and Equity Exception. Assuming due authorization, execution and delivery of each of the other Transaction Documents by the other Parties thereto, each of the other Transaction Documents will constitute a valid and binding legal obligation of Transferor (or, as applicable, the relevant members of the Transferor Group and/or the Transferred Company Group party thereto), enforceable against Transferor (or such relevant members of the Transferor Group and/or the Transferred Company Group) in accordance with the terms thereof, subject to the Bankruptcy and Equity Exception.
(c)    The board of directors of Transferor, at a duly called and held meeting, has (i) determined that this Agreement and the Transactions contemplated hereby, and the other Transaction Documents and the Transactions contemplated thereby, are fair to and in the best interests of Transferor and its stockholders, and declared it advisable to enter into this Agreement with Acquiror and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions contemplated hereby, and the Transaction Documents and the Transactions contemplated thereby.
(d)    No vote of the stockholders of Transferor or any holder of any other equity interests of Transferor is necessary to authorize or adopt this Agreement or any Transaction Documents or to consummate the Transactions contemplated hereby or thereby.

3.2    Non-Contravention; Consents.
(a)    The execution and delivery of this Agreement by Transferor does not, and the performance of this Agreement by Transferor will not, require any Consent or permit of, filing with or notification to any Governmental Authority, except (i) with respect to Gaming/Lottery Regulatory Authorities or Gaming/Lottery Laws, as set forth in Schedule 3.2(a)(i) of the Transferor Disclosure Schedule (the “Transferred Company Group Gaming/Lottery Filings and Approvals”), (ii) with respect to applicable Antitrust Laws, as set forth in Schedule 3.2(a)(ii) of the Transferor Disclosure Schedule (the “Transferred Company Group Antitrust Approvals”), (iii) as may be required by any federal or state or international securities laws, including compliance with any applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), (iv) as may be required by the FDI Greek Law and (v) such other Consents the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Transferred Company Group Material Adverse Effect. Schedule 3.2(a)(i) sets forth a list of Transferred Company Group Gaming/Lottery Filings and Approvals that, under the requirements of the relevant Gaming/Lottery Regulatory Authority or under the relevant Gaming/Lottery Laws, are required to be made (in the case of filings that are mere notifications) or obtained (in the case of approvals, authorizations or findings of suitability) on or prior to the Closing Date (the “Required Transferred Company Group Gaming/Lottery Filings and Approvals”).
(b)    The execution and delivery by Transferor of this Agreement and the execution and delivery by Transferor of each of the other Transaction Documents to which it is a party, and the consummation of the Transactions will not (i) conflict with or violate any provision of the organizational documents of Transferor, (ii) conflict with or violate in any material respect any Legal Requirement applicable to Transferor and the Transferred Company Group except with respect to the matters referred to in Section 3.2(a), (iii) result in a breach of, constitute a default (with or without notice or lapse of time, or both) or change of control pursuant to, result in (or give rise to a counterparty right to) the termination, modification, cancellation or acceleration of, any Business Material Contract or any material obligation or to the loss of any material benefit under any Contract, (iv) conflict with or result in a breach of, or constitute a default under (with or without notice or lapse of time, or both), or give rise to any right of termination, cancellation, acceleration or modification under, any bond indenture, or other similar agreement evidencing indebtedness of Transferor or (v) result in the creation of any material Encumbrance (other than Permitted Encumbrances) upon any of the Transferred Company Entities, except in the case of each of clauses (ii) through (v), as would not reasonably be expected to have, individually or in the aggregate, a Transferred Company Group Material Adverse Effect.
3.3    Organization; Transferred Company Entities.
(a)    Transferor is duly incorporated and validly existing under the laws of the state of Delaware. Transferor has all necessary corporate power and authority to conduct the business in the manner in which it is currently being conducted, except where the absence of such power and authority to conduct its business would not reasonably be expected to materially impair or materially delay Transferor from consummating the Transactions or otherwise prevent Transferor from performing in all material respects its obligations under this Agreement.

(b)    Each Transferred Company Entity (i) is duly organized, incorporated or formed, validly existing under the laws of its respective jurisdiction and in good standing (where such concept is applicable and recognized), except as would not reasonably be expected to have, individually or in the aggregate, a Transferred Company Group Material Adverse Effect, (ii) is duly licensed or qualified to do business in all jurisdictions in which the conduct of its business or the activities in which it is engaged makes such licensing or qualification necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Transferred Company Group Material Adverse Effect, and (iii) has all necessary power and authority to conduct its business in the manner in which it is being conducted, except where the absence of such power to conduct its business would not reasonably be expected to have, individually or in the aggregate, a Transferred Company Group Material Adverse Effect.
(c)    Transferor has made available to Acquiror accurate and complete copies of the organizational documents of each Transferred Company Entity as in effect as of the date of this Agreement.
3.4    Title to Shares.
(a)    Share Transferor is the record and beneficial owner of all of the outstanding Transferred Shares, has good and valid title to the Transferred Shares and has full power and authority to transfer and deliver to Acquiror the Transferred Shares, free and clear of all Encumbrances on the Closing Date (other than restrictions on transfer under applicable securities Legal Requirements).
(b)    The Transferred Shares are duly authorized, validly issued, fully paid and nonassessable and owned by Share Transferor, free and clear of all Encumbrances on the Closing Date (other than restrictions on transfer under applicable securities Legal Requirements).
(c)    There are no outstanding warrants, options, rights, agreements, convertible or exchangeable securities or other commitments pursuant to which Share Transferor is or may become obligated to issue, sell, purchase, return or redeem any Transferred Shares. There is no outstanding or authorized appreciation, phantom interest, profit participation or similar rights with respect to any Transferred Company Entity. There are no voting trusts, proxies or other agreements or undertakings with respect to the voting of the Transferred Shares.
(d)    All of the outstanding capital stock of, or other equity or voting interest in, each Transferred Company Entity (i) has been duly authorized, validly issued and is fully paid and nonassessable and (ii) is owned, directly or indirectly, by Share Transferor, free and clear of all Encumbrances (other than Permitted Encumbrances) and any other restriction. There are no outstanding warrants, options, rights, agreements, convertible or exchangeable securities or other commitments pursuant to which any Transferred Company Entity is or may become obligated to issue, sell, purchase, return or redeem any securities. There is no outstanding or authorized appreciation, phantom interest, profit participation or similar rights with respect to any Transferred Company Entity. There are no voting trusts, proxies or other agreements or undertakings with respect to the voting of any securities of any Transferred Company Entity.

3.5    Financial Information; Liabilities.
(a)    Schedule 3.5(a) of the Transferor Disclosure Schedule sets forth (A) the audited carve-out consolidated balance sheet of the Transferred Company Group as of the fiscal years ended December 31, 2024 and December 31, 2023, and (B) the related audited carve-out consolidated profit and loss accounts and cash flow statements of the Transferred Company Group for the fiscal years then ended (such schedules, the “Business Financial Information” and December 31, 2024, the “Latest Balance Sheet”) (it being understood, however, that the Transferred Company Group has not been operating historically as a separate “standalone” entity and, therefore, the Business Financial Information will reflect certain costs and other allocations made that may not reflect what would have been incurred if the Transferred Company Group had operated as a standalone business during the period covered by the Business Financial Information). The Business Financial Information: (A) has been prepared in good faith, (B) has been derived from and are in accordance, in all material respects, with the books and records that are regularly maintained by Transferor and its Subsidiaries, and (C) gives a true and fair view of the carve-out consolidated financial position of the Transferred Company Group as of the dates therein specified and of the carve-out consolidated results and the carve-out consolidated cash flows for the Transferred Company Group for the periods indicated therein and each has been prepared in accordance with the IFRS-IASB (after giving effect to the specific carve-out adjustments contemplated in the Business Financial Information) applied on a consistent basis throughout the periods covered thereby in all material respects, except as may be specifically noted in the Business Financial Information and subject to recurring year-end adjustments required by IFRS-IASB (after giving effect to the specific carve-out adjustments contemplated in the Business Financial Information) and the absence of footnote disclosures.
(b)    There are no Liabilities of the Transferred Company Group required to be reflected, accrued or reserved against on a carve-out consolidated balance sheet of the Transferred Company Group prepared in accordance with IFRS-IASB (or disclosed in the notes thereto) (after giving effect to the specific carve-out adjustments contemplated in the Business Financial Information) other than such liabilities or obligations: (i) that are reflected, accrued or reserved against in the Business Financial Information, (ii) for Taxes, (iii)  incurred in the ordinary course of business since the date of the Latest Balance Sheet, (iv) that would not otherwise reasonably be expected to be, individually or in the aggregate, material to the Transferred Company Group or (v) arising out of, relating to or resulting from the Transactions or the announcement, negotiation, execution or performance of any Transaction Document. No member of the Transferred Company Group has unconsolidated Subsidiaries or has engaged in a joint venture, off-balance-sheet partnership or financing or any similar contract or arrangement where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities with respect to, the Business being reflected, accrued or reserved against a carve-out consolidated balance sheet of the Transferred Company Group prepared in accordance with IFRS-IASB (or disclosed in the notes thereto) (after giving effect to the specific carve-out adjustments contemplated in the Business Financial Information).
(c)    With respect to the Transferred Company Group, (i) Transferor has established and maintains a system of internal accounting controls, including, but not limited to, disclosure controls and procedures, internal controls over accounting matters and financing reporting, an internal audit function and legal and regulatory compliance controls (collectively, for purposes of this paragraph (c), “internal controls”) that comply in all material respects with the applicable Legal Requirements and are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial information in accordance with IFRS-IASB and (ii) since January 1, 2022, there has been no (A)  significant deficiency or material weakness in the system of internal control over financial reporting utilized by Transferor that has not been subsequently remediated in respect of the Business, or (B) any fraud that involves the Transferred Company Entities’ respective management or other employees who have, or have had, a role in the preparation of financial statements or the internal controls over financial reporting utilized by Transferor.
3.6    Absence of Certain Changes. Since December 31, 2024 (the “Measurement Date”) through the date of this Agreement, except in connection with the Transactions or as required by any Legal Requirement, (a) the Business has been conducted in all material respects in the ordinary course of business consistent with past practice and (b) to Transferor’s Knowledge, there has not occurred any event, change, development or effect that is continuing and would reasonably be expected to have, individually or in the aggregate, a Transferred Company Group Material Adverse Effect. In addition, since the date of this Agreement, the Transferred Company Group has not taken any action (or consented to any action) that, if taken after the date hereof, would require the consent of Acquiror under Section 5.1(a) and Section 5.1(c). Since the Measurement Date through the Announcement Date, there has not been a Transferred Company Group Material Adverse Effect.
3.7    Sufficiency of Assets. Assuming all approvals as may be required in connection with the consummation of the Transactions contemplated hereby have been obtained and the other Transactions contemplated by this Agreement have occurred in accordance with the terms of this Agreement, the assets (whether tangible or intangible, real or personal), properties, rights and interests validly owned, leased or licensed by the Transferred Company Group as of the Closing, together with the rights and benefits to be provided pursuant to the Services & IP Agreement (including services related to the Vitruvian Technology), shall, in the aggregate, constitute all of the assets, properties, rights and interests (x) that are primarily used or held for use in the Business as of immediately prior to the Closing, (y) that are sufficient for Acquiror to conduct the Business in substantially the same manner immediately following the Closing as conducted as of the date of this Agreement and (z) that are sufficient for Acquiror to perform its obligations as of immediately following the Closing under the Services & IP Agreement.
3.8    Compliance with Legal Requirements.
(a)    Since January 1, 2022, (i) the Transferred Company Entities have been, and currently are, in compliance with applicable Legal Requirements and (ii) Transferor and its Subsidiaries have not received any written notice from any Governmental Authority alleging that any Transferred Company Entity is in violation of any applicable Legal Requirement, except, in the case of each of the foregoing clauses (i) and (ii), for such instances of noncompliance which would not reasonably be expected to be material to the Business, taken as a whole.
(b)    The Business Permits are all of the Permits that are necessary to conduct the Business as presently conducted or contemplated to be conducted as of the Closing Date (including in relation to the licensing by the Transferred Company Group of any Intellectual

Property for use by third party gambling operators (each a “B2C Partner”)), except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. To Transferor’s Knowledge, the Transferred Company Group is, and has been at all times since January 1, 2022, in compliance with the material terms of the Business Permits and applicable Legal Requirements required to be complied with as a result of such Business Permits, except as would not reasonably be expected to, individually or in the aggregate, be material to the Business, taken as a whole. The Business Permits are valid and in full force and effect in all material respects. The Transferred Company Group and the Business are not in material default or violation, and no event has occurred or condition exists that would constitute a default or violation, under the Business Permits, or to the Knowledge of Transferor, which could lead to any Business Permit being restricted, conditioned, suspended or revoked, or the imposition of any material fine, penalty or other sanction on any Transferred Company Entity. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Business, taken as a whole, since January 1, 2022, (i) none of Transferor nor its Subsidiaries have received any written or, to Transferor’s Knowledge, oral notification or communication from any Governmental Authority threatening to revoke, suspend or non-renew any Business Permit, or to deny any pending Permit, or otherwise of a default, breach of violation of any Business Permit and (ii) all material action Transferor believes is reasonably necessary to be undertaken to enable the renewal of the Business Permits have been duly taken.
(c)    To Transferor’s Knowledge, since January 1, 2022, (i) the B2C Partners have been, and currently are, in compliance with applicable Legal Requirements and (ii) no B2C Partner has received any written notice from any Governmental Authority alleging that it is in violation of any applicable Legal Requirement, except, in the case of each of the foregoing clauses (i) and (ii), for such instances of noncompliance which would not reasonably be expected to be material to the Business, taken as a whole.
(d)    Each supplier, vendor, subcontractor and/or customer of the Transferred Company Group which conducts any Gaming/Lottery Activity holds any and all necessary Gaming/Lottery Licenses, those Gaming/Lottery Licenses are in full force and effect, and to Transferor’s Knowledge there are no circumstances which could reasonably be expected to lead to any such Gaming/Lottery Licenses being suspended or revoked, in each case except for such instances of noncompliance which would not reasonably be expected to be material to the Business, taken as a whole.
(e)    No Transferred Company Entity, and none of their senior personnel or direct or indirect shareholders that are either (i) an individual in management or on the board of a Transferred Company Entity or (ii) an entity or individual that holds, directly or indirectly, more than ten percent (10%) of the Transferred Company Entity, have ever been refused or found unsuitable for any regulatory licenses, registrations, consents, permits or authorizations in any jurisdiction, and to Transferor’s Knowledge, no circumstances exist which are likely to give rise to any such refusal or finding of unsuitability.
3.9    Material Contracts.
(a)    Except as set forth in Schedule 3.9(a) of the Transferor Disclosure Schedule, as of the Announcement Date, no Transferred Company Entity is a party to or bound by any of the following Contracts with respect to the operation of the Business (other than (i) Transferred Company Group Real Property Leases, (ii) Transferred Company Group Benefit Plans, (iii) Transferor Group Benefit Plans and (iv) order forms, purchase orders and statements of work entered into in the ordinary course of business) (each, a “Business Material Contract” and collectively, “Business Material Contracts”):
(i)    any material Contract with a Key Business Customer;
(ii)    any material Contract with a Key Business Supplier;
(iii)    any Contract that requires a Transferred Company Entity to deal exclusively with a third party in connection with the sale or purchase of any product or service if such products or services have a purchase price in excess of $5,000,000 individually or in the aggregate per annum and cannot be terminated by Transferor or any of its Subsidiaries (including such Transferred Company Entity) with ninety (90) days’ or less notice without penalty;
(iv)    any Contract (A) limiting or restraining in any material respect any Transferred Company Entity from competing with any Person in any location or in any business, other than Contracts that may be terminated by such Transferred Company Entity (or an Affiliate) with ninety (90) days’ or less notice, (B) granting a right of first refusal, right of first negotiation, right of first offer or similar right with respect to any material assets, rights or properties of the Business, or (C) containing a “most-favored nation” or other similar term providing preferential pricing or treatment to a third party with respect to any matters material to the Business;
(v)    any Contract that relates to an acquisition or divestiture of assets with a purchase price in excess of $5,000,000 or that contains a continuing earn-out or any covenants, indemnities or other obligations that remain in effect (other than customary confidentiality and non-disclosure obligations or customary covenants to provide reasonable access to books and records);
(vi)    any Contract relating to indebtedness for borrowed money having an aggregate principal amount or value in excess of $5,000,000;
(vii)    any material IP Contract;
(viii)    any Contract that contains any provisions requiring any Transferred Company Entity to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products or services in the ordinary course of business consistent with past practice);
(ix)    any (A) Government Contract and (B) any outstanding bid, proposal, offer or quote for supplies or services, whether solicited or unsolicited;
(x)    any Contract relating to the creation of any Encumbrance (other than Permitted Encumbrances) with respect to any material asset of any Transferred Company Entity;

(xi)    any Contract under which (A) any Person has directly or indirectly guaranteed any material liabilities or obligations of any Transferred Company Entity or (B) any Transferred Company Entity has directly or indirectly guaranteed any material liabilities or obligations of any other Person (in each case other than endorsements for the purposes of collection in the ordinary course of business and intercompany guarantees among the Transferor Group and its Subsidiaries);
(xii)    any material joint venture, strategic alliance or partnership Contract;
(xiii)    any Contract requiring future capital commitment or capital expenditure obligations of the Transferred Company Entities that would reasonably be expected to exceed $20,000,000 in the aggregate or $5,000,000 on an annual basis, excluding any capital expenditure in the ordinary course of business consistent with past practice;
(xiv)    any Contract between any Transferred Company Entity and a related person that is not a Transferred Company Entity;
(xv)    any Collective Bargaining Agreement;
(xvi)    any Contract that relates to any settlement of any Proceeding (A) under which any Transferred Company Entity has any material conduct or non-monetary obligations or continuing liabilities after the date hereof (other than customary confidentiality, non-disparagement, and similar administrative provisions) or (B) with any Governmental Authority.
(b)    Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Transferred Company Group, taken as a whole, (i) each of the Business Material Contracts is in full force and effect, (ii) there exists no breach or default under any such Business Material Contracts by any Transferred Company Entity or, to Transferor’s Knowledge, any other party to such Business Material Contracts, and (iii) there exists no actual or, to Transferor’s Knowledge, threatened termination or cancellation of any Business Material Contract. Transferor has made available to Acquiror a true and accurate copy of each Business Material Contract, including all material amendments thereto.
3.10    Litigation.
(a)    There is no Proceeding pending before any Governmental Authority, or threatened in writing, and since January 1, 2022, there have been no Proceedings, against any Transferred Company Entity or any member of the Transferor Group in relation to the Business that would reasonably be expected to have, individually or in the aggregate, a Transferred Company Group Material Adverse Effect.
3.11    Agreements with Governmental Authorities. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, no Transferred Company Entity (a) is subject to any cease-and-desist or other similar order or enforcement action issued by, or is a party to any consent agreement or memorandum of understanding or other similar written agreement with, any Governmental Authority, or (b) has been since January 1, 2022 ordered to pay any civil money penalty by any Governmental Authority, in each case, with respect to the Business.
3.12    Intellectual Property; Data Security and Privacy; Information Technology.
(a)    The Transferred Company Entities solely and exclusively own the Transferred Company Group IP that is material to the conduct of the Business free and clear of all Encumbrances (other than Permitted Encumbrances) and, to Transferor’s Knowledge, have valid and enforceable rights to use all other Intellectual Property material to the operation of the Business as currently conducted, including pursuant to applicable IP Contracts; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property.
(b)    No member of the Transferred Company Group or the Transferor Group in relation to the Business has since January 1, 2022 infringed, misappropriated or otherwise violated, or is now infringing, misappropriating or otherwise violating any Person’s Intellectual Property in a manner that would reasonably be expected, individually or in the aggregate, to be material to the conduct of the Business, taken as a whole. No Proceeding is pending or has been threatened in writing, or to Transferor’s Knowledge, threatened orally, against the Transferor Group or the Transferred Company Group since January 1, 2022, alleging that the conduct of the Business, including as conducted by the Transferor Group, is infringing, misappropriating or otherwise violating any Person’s Intellectual Property in a manner that would reasonably be expected, individually or in the aggregate, to be material to the conduct of the Business, taken as a whole.
(c)    No Person has since January 1, 2022 infringed, misappropriated or otherwise violated, or is now infringing, misappropriating or otherwise violating any Transferred Company Group IP in a manner that would reasonably be expected, individually or in the aggregate, to be material to the conduct of the Business, taken as a whole. No Proceeding is pending or has been threatened in writing, or to Transferor’s Knowledge, threatened orally, by any member of the Transferor Group or any Transferred Company Entity since January 1, 2022, alleging that any Person is infringing, misappropriating or otherwise violating any Transferred Company Group IP in a manner that would reasonably be expected, individually or in the aggregate, to be material to the conduct of the Business, taken as a whole.
(d)    All current employees of the Transferor Group or the Transferred Company Group who have contributed to, developed, authored, or conceived any Transferred Company Group IP that is material to the conduct of the Business, have assigned, or are under an obligation to assign, to a Transferred Company Entity (or, as applicable, a member of the Transferor Group) ownership of the Person’s rights in such contribution, development, work of authorship, or conception, with respect to such Transferred Company Group IP either, pursuant to operation of law or pursuant to a Contract, in each case, to the extent that a Transferred Company Entity or member of the Transferor Group does not own such Intellectual Property as a matter of law. To Transferor’s Knowledge no such employee or contractor has any ownership claim with respect to any such Transferred Company Group IP. In the last three (3) years, no funding, personnel, or facilities of any Governmental Authority or any university or other publicly funded institution were used, directly or indirectly, to develop any Transferred Company Group IP that is material to the conduct of the Business.

(e)    The Transferor Group has taken commercially reasonable precautions to protect the confidentiality of the material Trade Secrets included in the Transferred Company Group IP. To Transferor’s Knowledge, there has been no misappropriation, misuse or breach of confidentiality of any such Trade Secret in a manner that would reasonably be expected, individually or in the aggregate, to be material to the conduct of the Business, taken as a whole.
(f)    Except as would not reasonably be expected, individually or in the aggregate, to be material to the conduct of the Business, taken as a whole (i) the Business does not use any Open Source Software in a manner that would require the Transferred Company Group or the Transferor Group to disclose or distribute the source code of any Software included in the Transferred Company Group IP, to license or provide such source code for the purpose of making derivative works, or to make available for redistribution to any Person such source code at no or minimal charge and (ii) the Transferred Company Group and Transferor Group (solely in connection with the conduct of the Business) has been in compliance with all terms and conditions of any license for Open Source Software used by the Business. The Transferred Company Group and the Transferor Group (with respect to the Business) is not a party to any Contract requiring the deposit of any source code for material Software included in the Transferred Company Group IP.
(g)    Except as would not reasonably be expected, individually or in the aggregate, to be material to the conduct of the Business, taken as a whole, the Transferred Company Group is in compliance with applicable data privacy Legal Requirements in effect as of the date of this Agreement.
(h)    Except as would not reasonably be expected, individually or in the aggregate, to be material to the conduct of the Business, taken as a whole, the Transferred Company Entities and, to Transferor’s Knowledge, each vendor, processor or other third party acting for or on behalf of the Business in connection with the Processing and security of Personal Information (each third party, a “Transferor Data Partner”) complies and, since January 1, 2022, has complied in all material respects with the Processing and security of Personal Information for and on behalf of the Business with any applicable (i) Contracts to which any Transferred Company Entity or a member of the Transferor Group (solely with respect to the Business) is a party thereto, (ii) Privacy and Security Policies (applicable to the Business) and (iii) applicable Privacy and Security Laws (collectively “Privacy and Security Requirements”).
(i)    The Transferred Company Entities and, as applicable, the Transferor Group (solely with respect to the Business) have each adopted and maintained policies and procedures with respect to privacy, data protection, security and the Processing of Personal Information, that comply in all material respects with applicable Privacy and Security Requirements, in each case, except as would not reasonably be expected, individually or in the aggregate, to be material to the conduct of the Business, taken as a whole. Each of the Transferred Company Entities and, as applicable, the Transferor Group (solely with respect to the Business) and, to Transferor’s Knowledge, each Transferor Data Partner has taken commercially reasonable actions designed to protect the confidentiality, integrity and security of Personal Information in its possession, custody or control against any unauthorized use, access, interruption, modification or corruption.
(j)    Except as would not reasonably be expected, individually or in the aggregate, to be material to the conduct of the Business, taken as a whole, neither the Transferred

Company Entities, the Transferor Group (solely with respect to the Business), nor, to Transferor’s Knowledge, any Transferor Data Partner (with respect to the Business), has experienced a Security Incident.
(k)    Neither the Transferred Company Entities nor the Transferor Group (solely with respect to the Business) have been subject to any Proceeding or Order, and have not received since January 1, 2022, any written notices, complaints or audit requests, in each case, relating to the violation of any Privacy and Security Requirements or any Security Incident (including any notices alleging violation of any Privacy and Security Requirements or the unauthorized Processing of Personal Information), except as would not reasonably be expected, individually or in the aggregate, to be material to the conduct of the Business, taken as a whole.
(l)    The execution, delivery, and performance of this Agreement, and the consummation thereof, do not and will not, directly or indirectly (i) conflict with, constitute or result in a material breach or violation of any applicable Privacy and Security Requirements applicable to the Business, (ii) limit any Transferred Company Entity’s rights to Process any Personal Information, or (iii) to Transferor’s Knowledge, otherwise prohibit Personal Information currently used in the Business from being used in the Business in the same manner after Closing.
(m)    The IT Assets are designed, implemented, and operated in accordance in all material respects with customary industry standards and practices for entities operating businesses similar to the Business and perform in a manner that permits the Transferred Company Group to conduct the Business as currently conducted and as contemplated to be conducted as of the Closing Date. Except as would not reasonably be expected, individually or in the aggregate, to be material to the conduct of the Business, taken as a whole, (i) the Transferred Company Entities and, as applicable, the Transferor Group (solely with respect to the Business) take and have taken commercially reasonable actions, consistent with industry standards, to protect the IT Assets (and the data stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including by (x) implementing commercially reasonable data backup, disaster recovery procedures and business continuity procedures, (y) implementing industry standard procedures preventing unauthorized access and the introduction of any bugs, errors, defects, malware, viruses, worms, Trojan horses or similar disabling code or program (“Malicious Code”) to the IT Assets and (z) the taking and storing onsite and off-site of back-up copies of critical data of the Business, and (ii) to Transferor’s Knowledge, there is no Malicious Code in any of the IT Assets.
3.13    Real Property.
(a)    Schedule 3.13(a) of the Transferor Disclosure Schedule sets forth a list, as of the Announcement Date, of all real property owned by the Transferred Company Group (the “Transferred Company Group Owned Real Property”). With respect to each parcel of such real property, the Transferred Company Group has valid legal and beneficial title to such parcel (and all fixtures and fittings at the relevant premises), free and clear of all Encumbrances (other than Permitted Encumbrances)and free of all covenants, obligations, reservations, easements, wayleaves, licenses, restrictions, overriding interests or other matters which may materially adversely affect the relevant Transferred Company Group's proper use, occupation or enjoyment of the Transferred Company Group Owned Real Property, and where any such matters have been disclosed the obligations and liabilities imposed and arising under them have been fully observed and performed and any payments in respect of them which have become due and payable have been duly paid. No Transferred Company Entity has leased or otherwise granted to any Person the right to occupy any Transferred Company Group Owned Real Property (and there are no third party occupiers at any Transferred Company Group Owned Real Property or any sub-lettings at any Transferred Company Group Real Property Leases) and there are no outstanding options, rights of first offer or rights of first refusal to purchase any Transferred Company Group Owned Real Property or any portion thereof or interest therein. No Transferred Company Entity is party to any agreement or option to purchase any real property or interest therein. Except as would not be material to the Business, taken as a whole, (i) to Transferor’s Knowledge, all material improvements made to the Transferred Company Group Owned Real Property since January 1, 2022 have received all necessary approvals of Governmental Authorities (including licenses and permits) required in connection with the use thereof, (ii) there are no Proceedings pending or, to Transferor’s Knowledge, threatened in writing, or to Transferor’s Knowledge, threatened orally, under any material condemnation, environmental, zoning, eminent domain, land-use or other Legal Requirement applicable to the Transferred Company Group Owned Real Property which, if adversely decided, would interfere with the present use in the Business, and (iii) there are no outstanding unpaid assessment notices against the Transferred Company Group Owned Real Property. To the Transferor's Knowledge, the current use of the Transferred Company Group Owned Real Property and the Transferred Company Group Real Property Leases is the permitted use for the purposes of planning legislation and there is no outstanding and unobserved or unperformed obligation with respect to the use of any premises necessary to comply with the requirements of any competent authority and there are no claims, disputes or outstanding orders affecting the Transferred Company Group Owned Real Property or the Transferred Company Group Real Property Leases (and none are anticipated).
(b)    Schedule 3.13(b) of the Transferor Disclosure Schedule sets forth a list, as of the Announcement Date, of all leases, licenses and subleases (the “Transferred Company Group Real Property Leases”) pursuant to which a Transferred Company Entity leases, licenses or subleases real property, except for any lease or agreement for which aggregate annual rental payments do not exceed $5,000,000. Except as would not reasonably be expected to be material to the Business, taken as a whole, each Transferred Company Entity party thereto has a valid and enforceable leasehold, license or subleasehold (as applicable) legal and beneficial interest under each of the Transferred Company Group Real Property Leases (and all fixtures and fittings at the relevant premises), free and clear of all Encumbrances (other than Permitted Encumbrances) and free of all covenants, obligations, reservations, easements, wayleaves, licenses, restrictions, overriding interests or other matters which may materially adversely affect the relevant Transferred Group Company's proper use, occupation or enjoyment of the Transferred Company Group Real Property Leases, and where any such matters have been disclosed the obligations and liabilities imposed and arising under them have been fully observed and performed and any payments in respect of them which have become due and payable have been duly paid. No Transferred Company Entity has received written notice of any material default that remains uncured after the expiration of applicable notice and/or cure periods under any of the Transferred Company Group Real Property Leases. Other than the Transferred Company Group Owned Real Property and the real property underlying the Transferred Company Group Real Property Leases, there is no real property used or held for use in the Business. Except as would not be material to the Business, taken as a whole, (i) each Transferred Company Group Real Property Lease is valid and binding on the Transferred Company Entity that is a party thereto and, to Transferor’s Knowledge, each other party thereto and is in full force and effect, except as enforcement may be limited by the Bankruptcy and Equity Exception, (ii) no Transferred Company Entity is in breach of, or default under, any such lease or sublease, (iii) no notice to terminate has been served by a member of the Transferred Company Group or received and (iv) there are no circumstances which would entitle any landlord to exercise a right or power of entry or to take possession, whether by way of forceable re-entry or by proceedings, or which would in any other way affect or restrict any member of the Transferred Company Group's continued possession, enjoyment or use of the Transferred Company Group Real Property Leases (or any of them). Since January 1, 2022, no member of the Transferor Group has received any written notice of any pending or threatened material condemnation or eminent domain proceeding affecting any real property underlying a Transferred Company Group Real Property Lease. No member of the Transferred Company Group (i) had vested in it (whether as an original tenant or undertenant or as an assignee, transferee or otherwise) any freehold or leasehold property other than the Transferred Company Group Owned Real Property and the Transferred Company Group Real Property Leases, or (ii) has given any covenant or entered into any agreement, deed or other document (whether as a tenant or undertenant or as an assignee, transferee, guarantor or otherwise) in respect of any freehold or leasehold property other than those disclosed in the Disclosures Schedules in relation to the Transferred Company Group Owned Real Property and the Transferred Company Group Real Property Leases in respect of which any contingent or potential liability remains with any member of the Transferred Company Group.
3.14    Labor Matters.
(a)    No member of the Transferred Company Group, or member of the Transferor Group with respect to the Business, is negotiating, or is or has been a party or subject to, any collective bargaining agreement, works council agreement, labor union contract, trade union agreement, or other similar agreement (each, a “Collective Bargaining Agreement”) with any union, works council, or labor organization (each, a “Union”), and no Union represents any Business Employee in connection with their employment with the Transferred Company Entities. Since January 1, 2022, (i) there have been no actual or threatened strikes, lockouts, slowdowns, work stoppages, boycotts, handbilling, walkouts, demonstrations, leafletting, sit-ins, sick outs, or other forms of organized labor disruption with respect to any Transferred Company Entity or the Business; (ii) no Union or group of employees has sought to organize any Business Employees for purposes of collective bargaining, made a demand for recognition or certification, sought to bargain collectively with any Transferred Company Entity (or, with respect to the Business, any member of the Transferor Group), or filed a petition for recognition with any Governmental Authority; and (iii) there is no, and has not been any, unfair labor practice Proceeding pending or, to Transferor’s Knowledge, threatened against any Transferred Company Entity before any Governmental Authority.
(b)     Since January 1, 2022, no Transferred Company Entity has (i) implemented any “plant closing” or “mass layoff” of employees as those terms are defined in the Worker Adjustment and Retraining Notification Act or any similar state or local law or other similar statutes or regulations of any jurisdiction relating to the termination, layoff, or furlough of employees (collectively, the “WARN Act”); (ii) failed to provide any advance written notice, or pay in lieu of notice, required under the WARN Act; or (iii) incurred any liability or obligations under the WARN Act that remains unsatisfied.
(c)    Each Transferred Company Entity, and each member of the Transferor Group with respect to the Business, (i) is, and, since January 1, 2022, has been, in compliance with all applicable Legal Requirements and orders respecting labor and employment matters, including but not limited to fair employment practices (including equal employment opportunity laws), terms and conditions of employment, classification of employees, workers’ compensation (including but not limited to holiday pay and national minimum wage compliance), occupational safety and health, employee and data privacy, plant closings, and wages and hours, except as would not reasonably be expected to be, individually or in the aggregate, a Transferred Company Group Material Adverse Effect; and (ii) is, and since January 1, 2022, has been, in compliance with all applicable Legal Requirements respecting immigration matters, including but not limited to the prevention of illegal working and sponsor license duties, except as would not reasonably be expected to be, individually or in the aggregate, a Transferred Company Group Material Adverse Effect.
3.15    Employee Benefits.
(a)    Schedule 3.15(a) of the Transferor Disclosure Schedule sets forth a list, as of the Announcement Date, of each Transferred Company Group Benefit Plan and each material Transferor Group Benefit Plan, separately identifying each as a Transferred Company Group Benefit Plan or a Transferor Group Benefit Plan. With respect to each Transferred Company Group Benefit Plan and each material Transferor Group Benefit Plan, Transferor has made available to Acquiror accurate and complete copies of, as applicable, (i) the current plan documents (or, if such plan is not in writing, a summary of the material terms of such plan); (ii) current summary plan descriptions; (iii) the most recent governmental or regulatory approval, qualification letters or certificates; (iv) the most recently filed annual report (Form 5500) relating to each such plan, including all corresponding schedules and financial statements attached thereto; (v) trust agreements, insurance contracts or other funding vehicles and all amendments thereto; (vi) the most recently prepared actuarial report relating to each such plan; and (vii) all discrimination tests for the most recent three (3) plan years; provided, however, that with respect to offer letters, employment agreements or similar arrangements, Transferor has made available each form of such agreement and any individual agreements that materially differ from such form.
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Transferred Company Group Material Adverse Effect, (i) each Transferred Company Group Benefit Plan has been administered, funded and operated in compliance with applicable Legal Requirements and in accordance with its terms and (ii) no Proceeding, complaint or investigation is in progress, pending or threatened with respect to any Transferred Company Group Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of denied claims).
(c)    No Transferred Company Entity nor any predecessor of any such Transferred Company Entity sponsors, maintains or contributes to, or has in the past six (6) years sponsored, maintained or contributed to, any Transferred Company Group Benefit Plan that is subject to Title IV of ERISA. No “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code and not otherwise exempt under Section 408 of ERISA) has occurred with respect to any Transferred Company Group Benefit Plan or a Transferor Group Benefit Plan.
(d)    No Transferred Company Entity nor any of their respective ERISA Affiliates has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan, a “multiple employer plan” or a “multiple employer welfare arrangement”
(as such terms are defined in ERISA).
(e)    Each Transferred Company Group Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and such Transferred Company Entity is not aware of any reason why any such determination letter should be revoked or not be reissued.
(f)    All material contributions or other material amounts payable by any Transferred Company Entity pursuant to each Transferred Company Group Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards.
(g)    No Transferred Company Group Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of any Transferred Company Entity beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable U.S. state Legal Requirement, for which the covered individual pays the full premium cost of coverage.
(h)    Each Transferred Company Group Benefit Plan subject to Section 409A of the Code (if any) has at all relevant times been in compliance with applicable document requirements of, and has been operated in compliance with, Section 409A of the Code and the regulations and other official guidance promulgated thereunder.
(i)    No Transferred Company Group Benefit Plan requires any commitment to reimburse, make whole, indemnify or otherwise “gross up” any Business Employee or Former Business Employee for Tax set forth under Section 409A of the Code, Section 280G of the Code, or Section 4999 of the Code (or any similar provision of state, local or foreign law) or any other Tax.
(j)    The consummation of the Transactions will not (whether alone or together with any other event, other than actions taken by the Acquiror Group) (i) result in any payment or benefit becoming due to any Business Employee or Former Business Employee, (ii) increase any payment or benefit to be paid or provided to any Business Employee or Former Business Employee, (iii) result in an acceleration of the time of payment, funding or vesting of any payments or benefits to any Business Employee or Former Business Employee, (iv) result in the forgiveness of any indebtedness of any Business Employee or Former Business Employee, or (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.
(k)    No Transferred Company Group Benefit Plan in the UK is a defined benefit pension plan, and each Transferred Group Company in the UK has not at any time employed a member of, or been associated or connected (as defined in section 51(3) of the UK Pensions Act 2004) with an employer which employed a member of, an occupational pension scheme.
(l)    No Transferred Company Group Benefit Plan of each Transferred Group Company in the UK provides retirement benefits which are not “money purchase benefits” as defined in section 181 of the UK Pension Schemes Act 1993 and each Transferred Group Company in the UK: (i) has at all times complied with its auto-enrolment obligations under the UK Pensions Act 2008; and (ii) has not at any time employed an employee whose contract of employment transferred to it from another employer under the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006, where this employee has a right to benefits which are not benefits on old age invalidity or death.
3.16    Taxes.
(a)    Each Transferred Company Entity has duly and timely filed, or has caused to be filed on its behalf, all material Tax Returns required to be filed by it (taking into account any extensions of time in which to file). All such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by each Transferred Company Entity have been duly and timely paid in full (whether or not reflected on any Tax Return).
(b)    Each Transferred Company Entity has fully and timely deducted, withheld and paid to the appropriate Taxing Authority all material Taxes required to be deducted, withheld or paid by it.
(c)    Each Transferred Company Entity is and has at all relevant times been, if required by law or if required in order to recover amounts it has paid in respect of Tax, registered for the purposes of, and has properly collected and remitted, all material sales, use, VAT, and similar Taxes with respect to sales or leases made to, purchases made from, or services provided to its customers and has, to the extent required by law for the purposes of claiming any applicable exemption or for the recovery of any amounts it has paid in respect of Tax, properly received and retained any appropriate Tax exemption certificates and other documentation for all services provided, or sales, leases, or purchases made, without charging or remitting sales, use, VAT, or similar Taxes that qualify such sales, leases, purchases, or services as exempt from sales, use, VAT, and similar Taxes.
(d)    No Transferred Company Entity has (i) agreed to any extension or waiver of the statute of limitation period applicable to the period for payment or collection of material Taxes (other than extensions of time to file Tax Returns obtained in the ordinary course of business), which period has not yet expired or (ii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(e)    All deficiencies for material Taxes asserted or assessed in writing against any Transferred Company Entity have been fully and timely (within any applicable extension periods) paid or settled.
(f)    There is no ongoing dispute, audit or claim concerning any material Tax liability of any Transferred Company Entity and no dispute, audit or claim concerning any material Tax liability of any Transferred Company Entity has been threatened in writing by any Taxing Authority.
(g)    Since January 1, 2022, no Transferred Company Entity has received written notice of any material claim made by a Taxing Authority in a jurisdiction where such Transferred Company Entity does not file Tax Returns stating that such Transferred Company Entity is or may be subject to taxation by that jurisdiction.
(h)    There are no outstanding Encumbrances for material Taxes (other than Permitted Encumbrances) on the assets of any Transferred Company Entity.
(i)    No Transferred Company Entity is party to a Tax sharing, allocation, indemnity or similar agreement.
(j)    No Transferred Company Entity is or has been a member of any affiliated, consolidated, combined, unitary or similar group of companies for Tax purposes, or is party to an arrangement between members of a group of companies for the payment of Tax liabilities of such members, in each case, where the group has a member that is not a Transferred Company Entity (other than any such agreement the primary subject matter of which does not relate to Tax, or to the Transferred Company Group GPA).
(k)    No Transferred Company Entity has any liability as a transferee or successor for the Taxes of any other Person.
(l)    No Transferred Company Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing; (ii) installment sale or open transaction disposition made prior to the Closing; or (iii) prepaid amount received or deferred revenue accrued prior to the Closing.
(m)    No Transferred Company Entity (i) has executed or entered into any binding written agreement with any Taxing Authority or (ii) has received any ruling from any Taxing Authority, in each case, which may reasonably be expected to have a material impact on the Tax affairs of any Transferred Company Entity after Closing.
(n)    No Transferred Company Entity has engaged in or entered into any “listed transaction” within the meaning of Section 6707A(c) of the Code and Treasury Regulation Section 1.6011-4(b)(2) or any similar provision of any non-U.S. Tax Legal Requirement. The Transferred Company is a corporation for U.S. federal income tax purposes.

(o)    No Transferred Company Entity is resident for Tax purposes in any jurisdiction other than the jurisdiction in which it is incorporated or has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the jurisdiction of its tax residence.
(p)    All material transactions between any Transferred Company Entity and any current or past Transferred Company Entity, or between any Transferred Company Entity and any current or past member of the Transferor Group, have been on arm’s-length terms.
(q)    Each Transferred Company Entity has in place such prevention procedures as it is reasonable in all the circumstances to expect it to have, taking account of applicable guidance published by a Taxing Authority, in connection with the offences set out in Part 3 of the Criminal Finances Act 2017 (corporate offences of failure to prevent facilitation of tax evasion).
(r)    No Transferred Company Entity has been required to make any notification or disclosure pursuant to any statutory regime relating to the avoidance of Tax, whether by reason of being party to any transaction forming part of notifiable arrangements (as defined for the purposes of Part 7 of the UK Finance Act 2004 (Disclosure of Tax Avoidance Schemes)), a notifiable scheme (as defined in Schedule 11A of VATA), or notifiable arrangements (as defined for the purposes of Schedule 17 of the UK Finance (No. 2) Act 2017 (Disclosure of Tax Avoidance Schemes: VAT and Other Indirect Taxes)), or any non-UK equivalent of any of them, or otherwise.
(s)    The implementation of the Transactions contemplated by this Agreement will not give rise to any deemed disposal or realization by any Transferred Company Entity of any asset or liability for any Tax purpose, or the deemed release of any “loan relationship” for the purposes of Chapter 6 Part 5 of the UK Corporation Tax Act 2009, in each case, which might give rise to a material Tax liability for any Transferred Company Entity.
(t)    All documents that establish or are necessary to establish the title of any Transferred Company Entity to any material asset have been duly stamped and any applicable stamp duties or charges in respect of such documents have been duly accounted for and paid. No register of shares in the Transferred Company is kept in the United Kingdom.
(u)    To the Transferor’s Knowledge, the prices for any material property or material services (or for the use of any property) provided by or to the Transferred Company Group are arm’s-length prices for purposes of all applicable transfer pricing laws and guidelines, including Section 482 of the Code, the OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations (dated 20 January 2022 and as amended and supplemented from time to time) and Part 4 of the UK Taxation (International and Other Provisions) Act 2010.
(v)    The representations and warranties set forth in Section 3.5, Section 3.6, Section 3.15 and Section 3.16 are the sole and exclusive representations and warranties of Transferor with respect to Tax matters. No representations are made concerning the amount of, or the ability to utilize or otherwise benefit in a taxable period or portion thereof beginning after the Closing Date from, any Transferred Company Entity’s net operating losses, capital losses, deductions, Tax basis, Tax credits and other similar items that are attributable to a taxable period or portion thereof ending on or prior to the Closing Date.

3.17    Environmental Matters.
(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Transferred Company Group Material Adverse Effect, (i) the Transferred Company Group possesses, and, since January 1, 2022, has possessed, all Permits required by Environmental Laws (collectively, “Environmental Authorizations”) for the conduct of the Business; (ii) the Transferred Company Group is and, since January 1, 2022, has been in compliance with all applicable Environmental Laws and Environmental Authorizations; (iii)  there are no Proceedings pending or, to Transferor’s Knowledge, threatened, against the Transferred Company Group alleging Liability under any applicable Environmental Laws; and (iv) to Transferor’s Knowledge, the Transferred Company Group has not disposed of or released any Hazardous Materials, and no Hazardous Materials are present, at any location operated or leased, now or in the past, by the Transferred Company Group.
(b)    Transferor has made reasonably available to Acquiror all material environmental audits, reports and other material environmental documents relating to the current and former operations and facilities of the Transferred Company Group, which are in their possession, custody or control.
(c)    The representations and warranties set forth in this Section 3.17 are the sole and exclusive representations and warranties of Transferor with respect to environmental matters.
3.18    Anti-Bribery Laws; Anti-Money Laundering Laws; Sanctions Matters.
(a)    None of the Transferor, Transferred Company Group or any of the respective officers, directors or, to Transferor’s Knowledge, employees or agents of Transferor or any Transferred Company Entity is a Sanctioned Person. For the past five (5) years (and, solely with respect to Sanctions, since April 24, 2019), the Transferred Company Entities (including any of their officers, directors, and, to Transferor’s Knowledge, employees or agents, in each case, in their capacity as such) have not taken any action: (i) in violation of applicable Anti-Bribery Laws, including by having: (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (B) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees; or (C) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment; (ii) in material violation of applicable Anti-Money Laundering Laws or (iii) in violation of Sanctions.
(b)    For the past five (5) years (and, solely with respect to Sanctions, since April 24, 2019), Transferor and its Subsidiaries (solely with respect to the Business), including the Transferred Company Entities, (including in each case any of their officers, directors, and, to Transferor’s Knowledge, employees or agents, in each case, in their capacity as such) have not received written notice from any Governmental Authority of any action, suit, proceeding, investigation or allegation against it with respect to any actual or alleged violation of applicable Anti-Money Laundering Laws, Anti-Bribery Laws or Sanctions.

(c)    The Transferred Company Group is subject to policies and procedures reasonably designed to promote and achieve compliance with applicable Anti-Bribery Laws, Anti-Money Laundering Laws and Sanctions.
3.19    Brokers. Except as set forth on Schedule 3.19 of the Transferor Disclosure Schedule, no broker, investment banker, financial advisor or any other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions.
3.20    Intercompany Arrangements. To the Transferor’s Knowledge, all material arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, between the Transferor Group and to the Transferor’s Knowledge, any present or former officer, manager, partner, director or other Representative of Transferor or its Affiliates (other than the Transferred Company Group) in their capacities as such (other than employment, retention, indemnification or similar Contracts), on the one hand, and the Transferred Company Group, on the other hand (the “Intercompany Agreements”) have been reasonably documented as applicable for affiliated entities controlled by the same parent entity.
3.21    Solvency. As of the Closing, after giving effect to the Transactions contemplated by this Agreement (including the receipt of the Acquisition Price from Acquiror and the repayment or discharge as of the Closing of any indebtedness of Transferor or its Affiliates in connection with the Transactions), Transferor will not (a) be insolvent (either because its financial condition is such that the sum of its debts (including a reasonable estimate of the amount of all contingent liabilities) is greater than the fair value of its assets, or because the present fair saleable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (b) have unreasonably small capital with which to conduct its remaining business or (c) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Transferor or its Affiliates.
3.22    Pending Transactions. Neither the Transferred Company Group nor Transferor and any of their respective Subsidiaries are party to any pending transaction to acquire (by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in, or by any other similar transaction) any Person (or business division or unit thereof), where the consummation of such transaction would reasonably be expected to (a) impose a material delay in the obtaining of, or materially increase the risk of not obtaining, any Required Governmental Approvals or the expiration or termination of any applicable waiting period, (b) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the Transactions or (c) otherwise materially delay the consummation of the Transactions.
3.23    Information Supplied. None of the information supplied in writing or to be supplied in writing by Transferor or its Affiliates for reference in the Offering/Listing Materials or the Debt Disclosure Document contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the time they are filed, disseminated, published or distributed.
3.24    Investigation. Transferor is an informed and sophisticated purchaser with knowledge and experience in financial and business matters that is capable of evaluating the merits and risks of the consummation of the Transactions, including the acquisition of Acquiror Ordinary Shares. Transferor acknowledges and agrees that it has (a) completed such inquiries and independent investigations into the Acquiror Group as it has deemed necessary and sufficient to make an independent and informed decision with respect to the execution, delivery and performance of this Agreement and the consummation of the Transactions and (b) been furnished with or afforded adequate access to and the adequate opportunity to review the books, records, facilities and personnel of the Acquiror Group for purposes of conducting a due diligence investigation of the Acquiror Group. Transferor expressly acknowledges and agrees that none of Acquiror, its Affiliates nor any other Person has made, makes or is authorized to make any representations or warranties to Transferor, express or implied, other than those representations and warranties of Acquiror expressly set forth in Article IV or in any certificate delivered by Acquiror in connection with the Closing. In making its determination to proceed with the Transactions and acquire the Acquiror Ordinary Shares, Transferor expressly acknowledges and agrees that it has relied exclusively on its own independent investigation and the representations and warranties of Acquiror set forth in Article IV and on the certificates delivered by Acquiror in connection with the Closing, and that it is not relying on and expressly disclaims reliance on any other statement, representation or warranty made by Acquiror, its Affiliates or any other Person, whether oral or written, express or implied, including those relating to Acquiror or its Subsidiaries or the Transactions, or any of their financial condition, business, operations, results of operations, properties, assets, liabilities or prospects. The Parties acknowledge and agree that nothing set forth in this Section 3.22 or Section 3.23 shall affect or limit any claim for Fraud.
3.25    Disclaimer Regarding Projections. In connection with Transferor’s due diligence investigation of Acquiror, Transferor has received from the Acquiror Group and its Representatives certain projections and other forecasts, including projected financial statements, cash flow items, certain business plan information and other data and information, whether written or oral, related to the business of the Acquiror Group. Transferor expressly acknowledges and agrees that (a) there are uncertainties inherent in attempting to make such projections, forecasts and plans, (b) Transferor is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all forecasts, predictions, projections or other materials, documents or information relating to the Transactions and the Acquiror Group, (c) Transferor is not relying upon such projections and other forecasts, and (d) Transferor shall have no claim against anyone (and the Acquiror Group shall have no liability) with respect to any inaccuracy, misstatement or omission with respect to any such forecasts, predictions or projections.
3.26    No Other Representations. Notwithstanding anything contained in this Article III or any other provision of this Agreement, neither Transferor nor any of its Affiliates has made, is making or has authorized any Person to make any representation or warranty whatsoever, express or implied, except those representations and warranties expressly set forth in this Article III and any certificate delivered by Transferor in connection with the Closing.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIROR
With respect to any Section of this Article IV, except (a) as disclosed in Acquiror’s Public Disclosure or (b) as set forth in the Acquiror Disclosure Schedule delivered to Transferor on the date of this Agreement, Acquiror hereby represents and warrants to Transferor as follows:
4.1    Authority; Enforceability.
(a)    Acquiror has the requisite corporate power and authority to (i) execute this Agreement, and the other Transaction Documents, to which it is a party, (ii) perform its obligations under this Agreement and under the other Transaction Documents, to which it is a party, and (iii) subject to the receipt of the Required Enabling Shareholder Approvals, consummate the Transactions in accordance with the terms of this Agreement, and the other Transaction Documents, to which it is a party. The execution, delivery and performance by Acquiror of this Agreement and the other Transaction Documents, to which it is a party, and subject to the receipt of the Required Enabling Shareholder Approvals, the consummation of the Transactions to which it is a party, have been duly and validly authorized by all necessary corporate power on the part of Acquiror and such authorization has not been subsequently modified or rescinded.
(b)    This Agreement has been duly and validly executed and delivered by Acquiror and constitutes, assuming due authorization, execution and delivery of this Agreement by Transferor, a valid and binding legal obligation of Acquiror, enforceable against Acquiror in accordance with the terms hereof, subject to the Bankruptcy and Equity Exception. Assuming due authorization, execution and delivery of each of the other Transaction Documents by the other parties thereto, each of the other Transaction Documents will constitute a valid and binding legal obligation of Acquiror, enforceable against Acquiror in accordance with the terms thereof, subject to the Bankruptcy and Equity Exception.
(c)    The Acquiror Board, at a duly called and held meeting, has (i) determined that this Agreement and the Transactions contemplated hereby, and the other Transaction Documents and the Transactions contemplated thereby, are fair to, and in the best interests of, Acquiror and its stockholders (who are not considered related parties to the Transactions, including minority stockholders), based on the Greek Fairness Opinion, and declared it advisable to enter into this Agreement with Transferor and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions contemplated hereby, and the Transaction Documents and the Transactions contemplated thereby, subject to compliance with the relevant requirements of related parties transaction provisions of Art. 99 et seq. of the Greek Company Law.
4.2    Non-Contravention; Consents.

(a)    The execution and delivery of this Agreement by Acquiror does not, and the performance of this Agreement by Acquiror will not, require any Consent or permit of, filing with or notification to any Governmental Authority, except (i) with respect to Gaming/Lottery Regulatory Authorities or Gaming/Lottery Laws, as set forth in Schedule 4.2(a)(i) of the Acquiror Disclosure Schedule (the “Acquiror Group Gaming/Lottery Filings and Approvals”), (ii) with respect to applicable Antitrust Laws, as set forth in Schedule 4.2(a)(ii) of the Acquiror Disclosure Schedule (the “Acquiror Group Antitrust Filings and Approvals”), (iii) as may be required by any federal or state or international securities laws, including compliance with any applicable requirements of Greek Law 3556/2007 (implementing EU Directive 2004/109/EC), the Market Abuse Regulation and (with respect to the listing on the ATHEX of the Acquiror Settlement Ordinary Shares and the Acquiror Ordinary Shares to be issued in the Cash Equity Raise) the Prospectus Regulation, the ATHEX Regulation and any other Greek securities Legal Requirements and regulations and (iv) such other Consents, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, an Acquiror Group Material Adverse Effect. Schedule 4.2(a)(i) sets forth a list of Acquiror Group Gaming/Lottery Filings and Approvals that, under the requirements of the relevant Gaming/Lottery Regulatory Authority or under the relevant Gaming/Lottery Laws, are required to be made (in the case of filings that are mere notifications) or obtained (in the case of approvals, authorizations or findings of suitability) on or prior to the Closing Date (the “Required Acquiror Group Gaming/Lottery Filings and Approvals”).
(b)    Except as set forth in Schedule 4.2(b) of the Acquiror Disclosure Schedule, the execution and delivery by Acquiror of this Agreement and the execution and delivery by Acquiror of each of the other Transaction Documents to which it is a party, and the consummation of the Transactions will not (i) conflict with or violate any provision of the organizational documents of Acquiror, (ii) conflict with or violate in any material respect any Legal Requirement applicable to the Acquiror Group except with respect to the matters referred to in Section 4.2(a), (iii) result in a breach of, constitute a default (with or without notice or lapse of time, or both) or change of control pursuant to, result in (or give rise to a counterparty right to) the termination, modification, cancellation or acceleration of, of any Acquiror Group Material Contract or any material obligation or to the loss of any material benefit under any Contract, (iv) conflict with or result in a breach of, or constitute a default under (with or without notice or lapse of time, or both) or give rise to any right of termination, cancellation, acceleration or modification under, any bond indenture, or other similar agreement evidencing indebtedness of Acquiror or (v) result in the creation of any material Encumbrance (other than Permitted Encumbrances) upon any Acquiror Entity, except in the case of each of clauses (ii) through (v), as would not reasonably be expected to have, individually or in the aggregate, an Acquiror Group Material Adverse Effect.
4.3    Organization.
(a)    Acquiror is duly incorporated and validly existing under the laws of the Hellenic Republic. Acquiror has all necessary corporate power and authority to conduct the business in the manner in which it is currently being conducted, except where the absence of such power and authority to conduct its business would not reasonably be expected to materially impair or materially delay Acquiror from consummating the Transactions or otherwise prevent Acquiror from performing in all material respects its obligations under this Agreement.
(b)    Each Subsidiary of Acquiror (i) is duly organized, incorporated or formed, validly existing under the laws of its respective jurisdiction and in good standing (where such concept is applicable and recognized), except as would not reasonably be expected to have, individually or in the aggregate, an Acquiror Group Material Adverse Effect, (ii) is duly licensed or qualified to do business in all jurisdictions in which the conduct of its business or the activities in which it is engaged makes such licensing or qualification necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, an Acquiror Group Material Adverse Effect, and (iii) has all necessary power and authority to conduct its business in the manner in which it is being conducted, except where the absence of such power to conduct its business would not reasonably be expected to have, individually or in the aggregate, an Acquiror Group Material Adverse Effect.
(c)    Acquiror has made available to Transferor accurate and complete copies of the organizational documents of each material Acquiror Entity as in effect as of the date of this Agreement.
4.4    Capitalization.
(a)    As of the date of this Agreement, Acquiror has issued 604,095,621 Acquiror Ordinary Shares of nominal value €0.30 each, which are fully paid-up. As of the date of this Agreement, all of the Acquiror Ordinary Shares have been duly listed and admitted for trading on the ATHEX, and no Acquiror Entity has taken any action which may prejudice the maintenance of the admission of the Acquiror Ordinary Shares to trading on the ATHEX or otherwise result in such admission to trading being revoked or suspended.
(b)    All of the issued Acquiror Ordinary Shares are duly authorized, validly issued, fully paid, nonassessable, and were not issued in violation of any preemptive rights or rights of first refusal, or other similar rights of any Person.
(c)    Except pursuant to this Agreement, there are no outstanding warrants, options, rights, agreements, convertible or exchangeable securities or other commitments pursuant to which Acquiror is or may become obligated to issue, sell, purchase, return or redeem any Acquiror Ordinary Shares.
(d)    Except as set forth in Schedule 4.4(d) of the Acquiror Disclosure Schedule, all of the outstanding equity interests in each Subsidiary of Acquiror are owned directly or indirectly by Acquiror. To the Acquiror’s Knowledge, such interests are duly authorized, validly issued and is fully paid and nonassessable, and owned free and clear of any Encumbrances (other than Permitted Encumbrances). Except as set forth in Schedule 4.4(d) of the Acquiror Disclosure Schedule, and except for any Initial Support Commitments and any Shareholder Support Commitments, (i) there are no outstanding warrants, options, rights, agreements, convertible or exchangeable securities or other commitments pursuant to which any Acquiror Entity is or may become obligated to issue, sell, purchase, return or redeem any securities, (ii) there is no outstanding or authorized appreciation, phantom interest, profit participation or similar rights with respect to any Acquiror Entity and (iii) there are no voting trusts, proxies or other agreements or undertakings with respect to the voting of any securities of any Acquiror Entity.
4.5    Share Issuance. The Acquiror Settlement Ordinary Shares and the Acquiror Ordinary Shares to be issued in the Cash Equity Raise, in each case, when issued and delivered upon their listing and commencement of trading on ATHEX, (a) will, subject to the receipt of the Required Enabling Shareholder Approvals and of any other relevant Acquiror Board resolutions, be validly issued in accordance with Acquiror’s organizational documents, (b) will be issued free and clear of any Encumbrances (excluding (i) the restrictions imposed by this Agreement or the other Transaction Documents, (ii) restrictions under applicable federal or state or international securities Legal Requirements and (iii) any Encumbrances created by or related to the Transferor Group or the Transferred Company Group), and (c) will not, to Acquiror’s Knowledge and except as otherwise provided by the Required Enabling Shareholder Approvals and by any other relevant Acquiror Board resolutions, be issued in violation of any preemptive or similar rights of any other Person. In addition, all actions required to be taken by Acquiror to cause the Acquiror Settlement Ordinary Shares to be issued at the Closing and the Acquiror Ordinary Shares to be issued at the relevant closing date(s) of the Cash Equity Raise (and, in each case, to be approved for listing and trading on the ATHEX according to the ATHEX Regulation) as contemplated in this Agreement shall have been taken at or before the Closing at such relevant closing date(s).
4.6    Litigation. There is no Proceeding pending before any Governmental Authority, or, to Acquiror’s Knowledge, threatened in writing, and since January 1, 2022, there have been no Proceedings against the Acquiror Entities that would reasonably be expected to have, individually or in the aggregate, an Acquiror Group Material Adverse Effect.
4.7    Acquiror Public Disclosure and Reports. Since January 1, 2022, Acquiror has, in all material respects, complied with its obligations to publicly disclose, file or furnish, as applicable, all required forms, reports, documents and other information with the HCMC and/or the ATHEX pursuant to applicable Legal Requirements, including Greek Law 3556/2007 (implementing EU Directive 2004/109/EC), the Market Abuse Regulation and the Prospectus Regulation, the ATHEX Regulation and any other Greek securities Legal Requirements and regulations. To Acquiror’s Knowledge, as of their respective dates of publication, filing or furnishing (or, if amended or superseded, as of the date of such amendment or superseding), the Acquiror’s Public Disclosures did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
.8    Financial Information; Liabilities.
(a)    The (i) audited consolidated financial statements (including any related notes and schedules thereto) of the Acquiror Group included in Acquiror’s Public Disclosure as of and for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 (the “Acquiror Financial Statements”) and (ii) unaudited interim consolidated financial statements (including any related notes and schedules thereto) of the Acquiror Group included in Acquiror’s Public Disclosure as of the fiscal quarter ended March 31, 2025 (together with the Acquiror Financial Statements, the “Acquiror Financial Information”), in each case, (A) were prepared in accordance with IFRS-EU, applied on a consistent basis (except as otherwise stated therein) and (B) fairly present, in all material respects, the consolidated financial position of the Acquiror Group as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended.

(b)    There are no liabilities, debts or obligations of the Acquiror Group of a nature that would be required to be reflected on a consolidated balance sheet of the Acquiror Group prepared in accordance with IFRS-EU, other than such liabilities or obligations: (i) that are reflected, accrued or reserved against in the Acquiror Financial Statements, (ii) for Taxes, (iii) incurred in the ordinary course of business since December 31, 2024, (iv) arising out of, relating to or resulting from the Transactions or the announcement, negotiation, execution or performance of any Transaction Document, (v) that have been (or will be prior to the Closing) discharged or paid off, or (vi) that otherwise would not reasonably be expected to have, individually or in the aggregate, an Acquiror Group Material Adverse Effect. Except as set forth in Schedule 4.8(b) of the Acquiror Disclosure Schedule, no member of the Acquiror Group has unconsolidated Subsidiaries or has engaged in off-balance sheet financing of a type which would not be required to be accounted for on a consolidated balance sheet of the Acquiror Group prepared in accordance with IFRS-EU.
(c)    Acquiror has established and maintains a system of internal accounting controls covering the Acquiror Group, including, but not limited to, disclosure controls and procedures, internal controls over accounting matters and financing reporting, an internal audit function and legal and regulatory compliance controls (collectively, for purposes of this Section 4.8(c) “internal controls”) that comply in all material respects with the applicable Legal Requirements and are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial information in accordance with IFRS. Since January 1, 2022, there has been no (i) significant deficiency or material weakness in the system of internal controls over the financial reporting utilized by the Acquiror Group that has not been subsequently remediated, or (ii) any fraud that involves the Acquiror Group’s management or other employees who have, or have had, a role in the preparation of financial statements or the internal controls over financial reporting utilized by the Acquiror Group.
4.9    Absence of Certain Changes. Since the Measurement Date through the date of this Agreement, except in connection with the Transactions or as required by any Legal Requirement, (a) the Acquiror Entities have conducted their business in all material respects in the ordinary course of business consistent with past practice, and (b) to Acquiror’s Knowledge, there has not occurred any event, change, development or effect that is continuing and would reasonably be expected to have, individually or in the aggregate, an Acquiror Group Material Adverse Effect. In addition, since the Announcement Date, the Acquiror Group has not taken any action (or consented to any action) that, if taken after the date hereof, would require the consent of Transferor under Section 5.1(d). Since the Measurement Date through the Announcement Date, there has not been an Acquiror Group Material Adverse Effect.
4.10    Compliance with Legal Requirements.
(a)    Except as set forth in Schedule 4.10(a) of the Acquiror Disclosure Schedule, since January 1, 2022, the Acquiror Entities (i) have been, and currently are, in compliance with applicable Legal Requirements and (ii) have not received any written notice from any Governmental Authority alleging that any Acquiror Entity is in violation of any applicable Legal Requirement, except, in the case of each of the foregoing clauses (i) and (ii), for such instances of noncompliance which would not reasonably be expected to be material to the business of the Acquiror Group, taken as a whole.

(b)    Each Acquiror Entity owns, holds, possesses or lawfully uses in the operation of their respective businesses all Permits (including Acquiror Group Gaming/Lottery Licenses) that are necessary to conduct their respective businesses as presently conducted or contemplated to be conducted as of the Closing Date (including in relation to any B2C Partner), except as would not reasonably be expected to be, individually or in the aggregate, material to the business of the Acquiror Group, taken as a whole. To Acquiror’s Knowledge, the Acquiror Group is, and has been at all times since January 1, 2022, in compliance with the material terms of such Permits and applicable Legal Requirements required to be complied with as a result of such Permits, except as would not reasonably be expected to, individually or in the aggregate, be material to the business of the Acquiror Group, taken as a whole. Such Permits are valid and in full force and effect in all material respects. The Acquiror Group and their respective businesses are not in material default or violation, and no event has occurred or condition exists that would constitute a default or violation, under such Permits, or to the Knowledge of Acquiror, which could lead to any such Permit being restricted, conditioned, suspended or revoked, or the imposition of any material fine, penalty or other sanction on any Acquiror Entity. Except as would not reasonably be expected to, individually or in the aggregate, be material to the business of the Acquiror Group, taken as a whole, since January 1, 2022, (i) none of the Acquiror Entities have received any written or, to Acquiror’s Knowledge, oral notification or communication from any Governmental Authority threatening to revoke, suspend or non-renew any such Permit, or to deny any pending Permit, or otherwise of a default, breach of violation of any such Permit and (ii) all material action Acquiror believes is reasonably necessary to be undertaken to enable the renewal of such Permits have been duly taken.
(c)    To Acquiror’s Knowledge, since January 1, 2022, (i) the B2C Partners have been, and currently are, in compliance with applicable Legal Requirements and (ii) no B2C Partner has received any written notice from any Governmental Authority alleging that it is in violation of any applicable Legal Requirement, except, in the case of each of the foregoing clauses (i) and (ii), for such instances of noncompliance which would not reasonably be expected to be material to the business of the Acquiror Group, taken as a whole.
(d)    Each supplier, vendor, subcontractor and/or customer of the Acquiror Group which conducts any Gaming/Lottery Activity holds any and all necessary Gaming/Lottery Licenses, those Gaming/Lottery Licenses are in full force and effect, and to Acquiror’s Knowledge there are no circumstances which could lead to any such Gaming/Lottery Licenses being suspended or revoked, in each case except for such instances of noncompliance which would not reasonably be expected to be material to the business of the Acquiror Group, taken as a whole.
(e)    No Acquiror Entity, and none of their senior personnel or direct or indirect shareholders that are either (i) an individual in management or on the board of an Acquiror Entity or (ii) an entity or individual that holds, directly or indirectly, more than ten percent (10%) of the Acquiror Entity, have ever been refused or found unsuitable for any regulatory licenses, registrations, consents, permits or authorizations in any jurisdiction, and to Acquiror’s Knowledge, no circumstances exist which are likely to give rise to any such refusal or finding of unsuitability.

4.11    Material Contracts.
(a)    Except as set forth in Schedule 4.11(a) of the Acquiror Disclosure Schedule, as of the Announcement Date, no Acquiror Entity is a party to or bound by any of the following Contracts with respect to the operation of its business (other than (i) Acquiror Group Real Property Leases, (ii) Acquiror Group Benefit Plans and (iii) order forms, purchase orders and statements of work entered into in the ordinary course of business) (each, an “Acquiror Group Material Contract”, and collectively, the “Acquiror Group Material Contracts”):
(i)    any material Contract with an Acquiror Group Key Customer;
(ii)    any material Contract with an Acquiror Group Key Supplier;
(iii)    any Contract that requires an Acquiror Entity to deal exclusively with a third party in connection with the sale or purchase of any product or service if such product or service have a purchase price in excess of €5,000,000 individually or in the aggregate per annum and cannot be terminated by the applicable Acquiror Entity with ninety (90) days’ or less notice without penalty;
(iv)    any Contract (A) limiting or restraining in any material respect any Acquiror Entity from competing with any Person in any location or in any business other than Contracts that may be terminated by any Acquiror Entity with ninety (90) days’ or less notice, (B) granting a right of first refusal, right of first negotiation, right of first offer or similar right with respect to any material assets, rights or properties of the businesses of the Acquiror Group or (C) containing a “most-favored nation” or other similar term providing preferential pricing or treatment to a third party with respect to any matters material to the business of the Acquiror Group;
(v)    any Contract that relates to an acquisition or divestiture of assets with a purchase price in excess of €5,000,000 or that contains a continuing earn-out or any covenants, indemnities or other obligations that remain in effect (other than customary confidentiality and non-disclosure obligations or customary covenants to provide reasonable access to books and records);
(vi)    any Contract relating to indebtedness for borrowed money having an aggregate principal amount or value in excess of €5,000,000;
(vii)    any material IP Contract;
(viii)    any Contract that contains any provisions requiring any Acquiror Entity to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products or services in the ordinary course of business consistent with past practice);
(ix)    any (A) Government Contract and (B) any outstanding bid, proposal, offer or quote for supplies or services, whether solicited or unsolicited;

(x)    any Contract relating to the creation of any Encumbrance (other than Permitted Encumbrances) with respect to any material asset of any Acquiror Entity;
(xi)    any Contract under which (A) any Person has directly or indirectly guaranteed any material liabilities or obligations of any Acquiror Entity or (B) any Acquiror Entity has directly or indirectly guaranteed any material liabilities or obligations of any other Person (in each case other than endorsements for the purposes of collection in the ordinary course of business and intercompany guarantees among the Acquiror Group);
(xii)    any material joint venture, strategic alliance or partnership Contract;
(xiii)    any Contract requiring future capital commitment or capital expenditure obligations of the Acquiror Entities that would reasonably be expected to exceed €20,000,000 in the aggregate or €5,000,000 on an annual basis, excluding any capital expenditure in the ordinary course of business consistent with past practice;
(xiv)    any Contract between any Acquiror Entity and a related person that is not an Acquiror Entity (other than Transferor and its Affiliates);
(xv)    any Collective Bargaining Agreement; and
(xvi)    any Contract that relates to any settlement of any Proceeding (A) under which any Acquiror Entity has any material conduct or non-monetary obligations or continuing liabilities after the date hereof (other than customary confidentiality, non-disparagement, and similar administrative provisions), or (B) with any Governmental Authority.
(b)    Except as would not reasonably be expected to be, individually or in the aggregate, material to the business of the Acquiror Group, taken as a whole, (i) each of the Acquiror Group Material Contracts is in full force and effect, (ii) there exists no breach or default under any such Acquiror Group Material Contracts by any Acquiror Entity or, to Acquiror’s Knowledge, any other party to such Acquiror Group Material Contracts, and (iii) there exists no actual or, to Acquiror’s Knowledge, threatened termination or cancellation of any Acquiror Group Material Contract. Acquiror has made available to Transferor an accurate copy of each Acquiror Group Material Contract.
4.12    Intellectual Property; Data Security and Privacy; Information Technology.
(a)    Except as set forth in Schedule 4.12(a) of the Acquiror Disclosure Schedule, the Acquiror Group solely and exclusively owns the Acquiror Group IP that is material to the conduct of the business of the Acquiror Group free and clear of all Encumbrances (other than Permitted Encumbrances) and, to Acquiror’s Knowledge, has valid and enforceable rights to use all other Intellectual Property material to the operation of the business of the Acquiror Group as currently conducted, including pursuant to applicable IP Contracts, provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property.

(b)    The Acquiror Group has not since January 1, 2022 infringed, misappropriated or otherwise violated, nor is now infringing, misappropriating or otherwise violating, any Person’s Intellectual Property in a manner that would reasonably be expected, individually or in the aggregate, to be material to the conduct of the business of the Acquiror Group, taken as a whole. No Proceeding is pending or has been threatened in writing, or to Acquiror’s Knowledge, threatened orally, against the Acquiror Group since January 1, 2022, alleging that the conduct of the business of the Acquiror Group is infringing, misappropriating or otherwise violating any Person’s Intellectual Property in a manner that would reasonably be expected, individually or in the aggregate, to be material to the conduct of the business of the Acquiror Group, taken as a whole.
(c)    No Person has since January 1, 2022 infringed, misappropriated or otherwise violated, or is now infringing, misappropriating or otherwise violating, any Acquiror Group IP in a manner that would reasonably be expected, individually or in the aggregate, to be material to the conduct of the business of the Acquiror Group, taken as a whole. No Proceeding is pending or has been threatened in writing, or to the Acquiror’s Knowledge, threatened orally, by the Acquiror Group since January 1, 2022, alleging that any Person is infringing, misappropriating or otherwise violating any Acquiror Group IP in a manner that would reasonably be expected, individually or in the aggregate, to be material to the conduct of the Acquiror Group’s business, taken as a whole.
(d)    All current employees of the Acquiror Group who have contributed to, developed, authored, or conceived any Acquiror Group IP that is material to the conduct of the business of the Acquiror Group, have assigned, or are under an obligation to assign, to the Acquiror Group ownership of the Person’s rights in such contribution, development, work of authorship, or conception, with respect to such Acquiror Group IP either, pursuant to operation of law or pursuant to a Contract or contractor has any ownership claim with respect to any such Acquiror Group IP. In the last three (3) years, no funding, personnel, or facilities of any Governmental Authority or any university or other publicly funded institution were used, directly or indirectly, to develop any Acquiror Group IP that is material to the conduct of the business of the Acquiror Group.
(e)    The Acquiror Group has taken commercially reasonable precautions to protect the confidentiality of the material Trade Secrets included in the Acquiror Group IP. To Acquiror’s Knowledge, there has been no misappropriation, misuse or breach of confidentiality of any such Trade Secret in a manner that would reasonably be expected, individually or in the aggregate, to be material to the conduct of the business of the Acquiror Group, taken as a whole.
(f)    Except as would not reasonably be expected, individually or in the aggregate, to be material to the conduct of the business of the Acquiror Group, taken as a whole, (i) the Acquiror Group does not use any Open Source Software in a manner that would require the Acquiror Group to disclose or distribute the source code of any Software included in the Acquiror Group IP, to license or provide such source code for the purpose of making derivative works, or to make available for redistribution to any Person such source code at no or minimal charge and (ii) the Acquiror Group has been in compliance with all terms and conditions of any license for Open Source Software used by the Acquiror Group. The Acquiror Group is not a party to any Contract requiring the deposit of any source code for material Software included in the Acquiror Group IP.

(g)    Except as would not reasonably be expected, individually or in the aggregate, to be material to the conduct of the Business, taken as a whole, the Acquiror Group is in compliance with applicable data privacy Legal Requirements in effect as of the date of this Agreement.
(h)    Except as would not reasonably be expected, individually or in the aggregate, to be material to the conduct of the Business, taken as a whole, each Acquiror Entity and, to the Acquiror’s Knowledge, each vendor, processor or other third party acting for or on behalf of the Acquiror Group (each, an “Acquiror Data Partner”) complies, and since January 1, 2022, has complied in all material respects in connection with the Processing and security of Personal Information for and on behalf of the Acquiror Group’s business with any applicable (i) Contracts to which any Acquiror Entity is a party thereto, (ii) the Acquiror Group’s Privacy and Security Policies and (iii) applicable Privacy and Security Laws (collectively, “Acquiror Privacy and Security Requirements”).
(i)    The Acquiror Entities have each adopted and maintained policies and procedures with respect to privacy, data protection, security and the Processing of Personal Information that comply in all material respects with applicable Privacy and Security Requirements, in each case, except as would not reasonably be expected, individually or in the aggregate, to be material to the conduct of the Acquiror Group’s business, taken as a whole. Each of the Acquiror Entities and, to Acquiror’s Knowledge, each Acquiror Data Partner has taken commercially reasonable actions designed to protect the confidentiality, integrity and security of the Acquiror Group’s Personal Information in its possession, custody or control against any unauthorized use, access, interruption, modification or corruption.
(j)    Except as would not reasonably be expected, individually or in the aggregate, to be material to the conduct of the Business, taken as a whole, neither the Acquiror Group nor, to the Acquiror’s Knowledge, any Acquiror Data Partner (with respect to the Acquiror Group’s business), has experienced a Security Incident.
(k)    The Acquiror Entities have not been subject to any Proceeding or Order, and have not received since January 1, 2022, any written notices, complaints or audit requests, in each case, relating to the violation of any Acquiror Privacy and Security Requirements or any Security Incident (including any notices alleging violation of any Acquiror Privacy and Security Requirements or the unauthorized Processing of Personal Information), except as would not reasonably be expected, individually or in the aggregate, to be material to the conduct of the Acquiror Group business, taken as a whole.
(l)    The execution, delivery, and performance of this Agreement, and the consummation thereof, do not and will not, directly or indirectly (i) conflict with, constitute or result in a material breach or violation of any applicable Acquiror Privacy and Security Requirements applicable to the Acquiror Group’s business, (ii) limit any Acquiror Entity’s rights to Process any Personal Information, or (iii) to Acquiror’s Knowledge, otherwise prohibit Personal Information currently used in the Acquiror Group’s business from being used in the Acquiror Group’s business in the same manner after Closing.

(m)    The IT Assets are designed, implemented, and operated in accordance in all material respects with customary industry standards and practices for entities operating businesses similar to the Acquiror Group’s business and perform in a manner that permits each Acquiror Entity to conduct its business as currently conducted and as contemplated to be conducted as of the Closing Date. Except as would not reasonably be expected, individually or in the aggregate, to be material to the conduct of the Acquiror Group’s business, taken as a whole, (i) the Acquiror Entities each take and have taken commercially reasonable actions, consistent with industry standards, to protect the IT Assets (and the data stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including by (x) implementing commercially reasonable data backup, disaster recovery procedures and business continuity procedures, (y) implementing industry standard procedures preventing unauthorized access and the introduction of any Malicious Code to the IT Assets and (z) the taking and storing onsite and off-site of backup copies of critical data of the Acquiror Entity business and (ii) to Acquiror’s Knowledge, there is no Malicious Code in any of the IT Assets.
4.13    Real Property.
(a)    Schedule 4.13(a) of the Acquiror Disclosure Schedule sets forth a list, as of the Announcement Date, of all real property owned by the Acquiror Group (the “Acquiror Group Owned Real Property”). With respect to each parcel of such real property, the Acquiror Group has valid legal and beneficial title to such parcel (and all fixtures and fittings at the relevant premises), free and clear of all Encumbrances (other than Permitted Encumbrances), and free of all covenants, obligations, reservations, easements, wayleaves, licenses, restrictions, overriding interests or other matters which may materially adversely affect the relevant Acquiror Group’s proper use, occupation or enjoyment of the Acquiror Group Owned Real Property, and where any such matters have been disclosed the obligations and liabilities imposed and arising under them have been fully observed and performed and any payments in respect of them which have become due and payable have been duly paid. No Acquiror Entity has leased or otherwise granted to any Person the right to occupy any Acquiror Group Owned Real Property (and there are no third party occupiers at any Acquiror Group Owned Real Property or any sub-lettings at any Acquiror Group Real Property Leases)and there are no outstanding options, rights of first offer or rights of first refusal to purchase any Acquiror Group Owned Real Property or any portion thereof or interest therein(and there are no third party occupiers at any Acquiror Group Owned Real Property or any sub-lettings at any Acquiror Group Real Property Leases). No Acquiror Entity is party to any agreement or option to purchase any real property or interest therein. Except as would not be material to the business of the Acquiror Group, taken as a whole, (i) to Acquiror’s Knowledge, all material improvements made to the Acquiror Group Owned Real Property since January 1, 2022 have received all necessary approvals of Governmental Authorities (including licenses and permits) required in connection with the use thereof, (ii) there are no Proceedings pending or, threatened in writing, or to Acquiror’s Knowledge, threatened orally, under any material condemnation, environmental, zoning, eminent domain, land-use or other Legal Requirement applicable to the Acquiror Group Owned Real Property which, if adversely decided, would interfere with the present use in the business of the Acquiror Group of the Acquiror Group Owned Real Property, and (iii) there are no outstanding unpaid assessment notices against the Acquiror Group Owned Real Property. To the Acquiror's knowledge, the current use of the Acquiror Group Owned Real Property and the Acquiror Group Real Property Leases is the permitted use for the purposes of planning legislation and there is no outstanding and unobserved or unperformed obligation with respect to the use of any premises necessary to comply with the requirements of any competent authority and there are no claims, disputes or outstanding orders affecting the Acquiror Group Owned Real Property or the Acquiror Group Real Property Leases (and none are anticipated).
(b)    Schedule 4.13(b) of the Acquiror Disclosure Schedule sets forth a list, as of the Announcement Date, of all leases, licenses and subleases (the “Acquiror Group Real Property Leases”) pursuant to which an Acquiror Entity leases, licenses or subleases real property, except for any lease of agreement for which aggregate annual rental payments do not exceed €5,000,000. Except as would not reasonably be expected to be material to the business of the Acquiror Group taken as a whole, each Acquiror Entity party thereto has a valid and enforceable leasehold, license or subleasehold (as applicable) legal and beneficial interest under the Acquiror Group Real Property Leases (and all fixtures and fittings at the relevant premises), free and clear of all Encumbrances (other than Permitted Encumbrances) and free of all covenants, obligations, reservations, easements, wayleaves, licenses, restrictions, overriding interests or other matters which may materially adversely affect the relevant Acquiror Entity’s proper use, occupation or enjoyment of the Acquiror Group Real Property Leases, and where any such matters have been disclosed the obligations and liabilities imposed and arising under them have been fully observed and performed and any payments in respect of them which have become due and payable have been duly paid. No Acquiror Entity has received written notice of any material default that remains uncured after the expiration of applicable notice and/or cure periods under any of the Acquiror Group Real Property Leases. Other than the Acquiror Group Owned Real Property and the real property underlying the Acquiror Group Real Property Leases, there is no real property used or held for use in the business of the Acquiror Group. Except as would not be material to the business of the Acquiror Group, taken as a whole, (i) each Acquiror Group Real Property Lease is valid and binding on the Acquiror Entity that is a party thereto and, to Acquiror’s Knowledge, each other party thereto and is in full force and effect, except as enforcement may be limited by the Bankruptcy and Equity Exception, (ii) no Acquiror Entity is in breach of, or default under, any such lease or sublease, (iii) no notice to terminate has been served by a member of the Acquiror Group or received and (iv) there are no circumstances which would entitle any landlord to exercise a right or power of entry or to take possession, whether by way of forceable re-entry or by proceedings, or which would in any other way affect or restrict any member of the Acquiror Group's continued possession, enjoyment or use of the Acquiror Group Real Property Leases (or any of them). Since January 1, 2022, no Acquiror Entity has received any written notice of any pending or threatened material condemnation or eminent domain proceeding affecting any real property underlying an Acquiror Group Real Property Lease. No member of the Acquiror Group (x) had vested in it (whether as an original tenant or undertenant or as an assignee, transferee or otherwise) any freehold or leasehold property other than the Acquiror Group Owned Real Property and the Acquiror Group Real Property Leases, or (y) has given any covenant or entered into any agreement, deed or other document (whether as a tenant or undertenant or as an assignee, transferee, guarantor or otherwise) in respect of any freehold or leasehold property other than those disclosed in the Disclosures Schedules in relation to the Acquiror Group Owned Real Property and the Acquiror Group Real Property Leases in respect of which any contingent or potential liability remains with any member of the Acquiror Group.

4.14    Labor Matters.
(a)    Except as set forth on Schedule 4.14(a) of the Acquiror Disclosure Schedule, no Acquiror Entity is negotiating, or is or has been a party or subject to, any Collective Bargaining Agreement with any Union, and no Union represents any employee of an Acquiror Entity in connection with their employment with any Acquiror Entity. Since January 1, 2022, (i) there have been no actual or threatened strikes, lockouts, slowdowns, work stoppages, boycotts, handbilling, walkouts, demonstrations, leafletting, sit-ins, sick outs, or other forms of organized labor disruption with respect to any Transferred Company Entity or the Business; (ii) no Union or group of employees has sought to organize any Business Employees for purposes of collective bargaining, made a demand for recognition or certification, sought to bargain collectively with any Transferred Company Entity (or, with respect to the Business, any member of the Transferor Group), or filed a petition for recognition with any Governmental Authority; and (iii) there is no, and has not been any, unfair labor practice Proceeding pending or, to Transferor’s Knowledge, threatened against any Transferred Company Entity before any Governmental Authority.
(b)    Since January 1, 2022, no Acquiror Entity has (i) implemented any “plant closing” or “mass layoff” of employees as those terms are defined in the WARN Act; (ii) failed to provide any advance written notice, or pay in lieu of notice, required under the WARN Act; or (iii) incurred any liability or obligations under the WARN Act that remains unsatisfied.
(c)    Each Acquiror Entity (i) is, and, since January 1, 2022, has been, in compliance with all applicable Legal Requirements and orders respecting labor and employment, including but not limited to fair employment practices (including equal employment opportunity laws), terms and conditions of employment, classification of employees, workers’ compensation (including but not limited to holiday pay and national minimum wage compliance), occupational safety and health, employee and data privacy, plant closings, and wages and hours, except as would not reasonably be expected to be, individually or in the aggregate, Acquiror Group Material Adverse Effect; and (ii) is, and since January 1, 2022, has been, in compliance with all applicable Legal Requirements respecting immigration matters, including but not limited to the prevention of illegal working and sponsor license duties, except as would not reasonably be expected to be, individually or in the aggregate, Acquiror Group Material Adverse Effect.
4.15    Employee Benefits.
(a)    Schedule 4.15(a) of the Acquiror Disclosure Schedule sets forth a list, as of the Announcement Date, of each material Acquiror Group Benefit Plan. With respect to each material Acquiror Group Benefit Plan, Acquiror has made available to Transferor accurate and complete copies of, as applicable, (i) the current plan documents (or, if such plan is not in writing, a summary of the material terms of such plan); (ii) the current summary plan descriptions; (iii) the most recent governmental or regulatory approval or qualification letters or certificates; (iv) the most recent annual report (Form 5500) relating to each such plan, including all correspondence schedules and financial statements attached thereto; (v) trust agreements, insurance contracts or other funding vehicles and all amendments thereto; (vi) the most recently prepared actuarial report relating to each such plan; and (vii) all discrimination tests for the most recent three (3) plan years; provided, however, that with respect to offer letters, employment agreements or similar arrangements, Acquiror has made available each form of such agreement and any individual agreements that materially differ from such form.
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, an Acquiror Group Material Adverse Effect: (i) each Acquiror Group Benefit Plan has been administered, funded and operated in compliance with applicable Legal Requirements and in accordance with its terms and (ii) no Proceeding, complaint or investigation is in progress, pending or, to Acquiror’s Knowledge, threatened with respect to any Acquiror Group Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of denied claims).
(c)    No Acquiror Entity nor any predecessor of any such Acquiror Entity sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, any Acquiror Group Benefit Plan that is subject to Title IV of ERISA. No “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code and not otherwise exempt under Section 408 of ERISA) has occurred with respect to any Acquiror Group Benefit Plan.
(d)    No Acquiror Entity nor any ERISA Affiliate of an Acquiror Entity has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan, a “multiple employer plan” or a “multiple employer welfare arrangement” (as such terms are defined in ERISA).
(e)    Each Acquiror Group Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and such Acquiror Entity is not aware of any reason why any such determination letter should be revoked or not be reissued.
(f)    All material contributions or other material amounts payable by any Acquiror Entity pursuant to each Acquiror Group Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards.
(g)    No Acquiror Group Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of any Acquiror Entity beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable U.S. state Legal Requirement, for which the covered individual pays the full premium cost of coverage.
(h)    Each Acquiror Group Benefit Plan subject to Section 409A of the Code (if any) has at all relevant times been in compliance with applicable document requirements of, and has been operated in compliance with, Section 409A of the Code and the regulations and other official guidance promulgated thereunder.
(i)    No Acquiror Group Benefit Plan requires any commitment to reimburse, make-whole, indemnify or otherwise “gross-up” any employee of any Acquiror Entity for Tax set forth under Section 409A of the Code, Section 280G of the Code, or Section 4999 of the Code (or any similar provision of state, local or foreign law) or any other Tax.
(j)    The consummation of the Transactions will not (whether alone or together with any other event, other than actions taken by the Transferor Group or any Transferred Company Entity) (i) result in any payment or benefit becoming due to any employee of any Acquiror Entity, (ii) increase any payment or benefit to be paid or provided to any employee of any Acquiror Entity, (iii) result in an acceleration of the time of payment, funding or vesting of any payments or benefits to any employee of any Acquiror Entity, (iv) result in the forgiveness of any indebtedness of any employee of any Acquiror Entity, or (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.
(k)    No Acquiror Group Benefit Plan in the UK is a defined benefit pension plan, and each Acquiror Entity in the UK has not at any time employed a member of, or been associated or connected (as defined in section 51(3) of the UK Pensions Act 2004) with an employer which employed a member of, an occupational pension scheme.
(l)    No Acquiror Group Benefit Plan of each Acquiror Entity in the UK provides retirement benefits which are not "money purchase benefits" as defined in section 181 of the UK Pension Schemes Act 1993 and each Acquiror Entity in the UK: (i) has at all times complied with its auto-enrolment obligations under the UK Pensions Act 2008; and (ii) has not at any time employed an employee whose contract of employment transferred to it from another employer under the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006, where this employee has a right to benefits which are not benefits on old age invalidity or death.
4.16    Taxes.
(a)    Each Acquiror Entity has duly and timely filed, or has caused to be filed on its behalf, all material Tax Returns required to be filed by it (taking into account any extensions of time in which to file). All such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by each Acquiror Entity have been duly and timely paid in full (whether or not reflected on any Tax Return).
(b)    Each Acquiror Entity has fully and timely deducted, withheld and paid to the appropriate Taxing Authority all material Taxes required to be deducted, withheld or paid by it.
(c)    Each Acquiror Entity is and has at all relevant times been, if required by law or if required in order to recover amounts it has paid in respect of Tax, registered for the purposes of, and has properly collected and remitted, all material sales, use, VAT, and similar Taxes with respect to sales or leases made to, purchases made from, or services provided to its customers and has, to the extent required by law for the purposes of claiming any applicable exemption or for the recovery of any amounts it has paid in respect of Tax, properly received and retained any appropriate Tax exemption certificates and other documentation for all services provided, or sales, leases, or purchases made, without charging or remitting sales, use, VAT, or similar Taxes that qualify such sales, leases, purchases, or services as exempt from sales, use, VAT, and similar Taxes.

(d)    No Acquiror Entity has (i) agreed to any extension or waiver of the statute of limitation period applicable to the period for payment or collection of material Taxes (other than extensions of time to file Tax Returns obtained in the ordinary course of business), which period has not yet expired or (ii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.
(e)    All deficiencies for material Taxes asserted or assessed in writing against any Acquiror Entity have been fully and timely (within any applicable extension periods) paid or settled.
(f)    There is no ongoing dispute, audit or claim concerning any material Tax liability of any Acquiror Entity, and no dispute, audit or claim concerning any material Tax liability of any Acquiror Entity has been threatened in writing by any Taxing Authority.
(g)    Since January 1, 2022, no Acquiror Entity has received written notice of any material claim made by a Taxing Authority in a jurisdiction where such Acquiror Entity does not file Tax Returns stating that such Acquiror Entity is or may be subject to taxation by that jurisdiction.
(h)    There are no outstanding Encumbrances for material Taxes (other than Permitted Encumbrances) on the assets of any Acquiror Entity.
(i)    No Acquiror Entity is party to a Tax sharing, allocation, indemnity or similar agreement.
(j)    No Acquiror Entity is or has been a member of any affiliated, consolidated, combined, unitary or similar group of companies for Tax purposes, or is party to an arrangement between members of a group of companies for the payment of Tax liabilities of such members, in each case where the group has a member that is not an Acquiror Entity (other than any such agreement the primary subject matter of which does not relate to Tax).
(k)    No Acquiror Entity has any liability as a transferee or successor for the Taxes of any other Person.
(l)    No Acquiror Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing; (ii) installment sale or open transaction disposition made prior to the Closing; or (iii) prepaid amount received or deferred revenue accrued prior to the Closing.
(m)    No Acquiror Entity (i) has executed or entered into any binding written agreement with any Taxing Authority or (ii) has received any ruling from any Taxing Authority, in each case, which may reasonably be expected to have a material impact on the Tax affairs of any Acquiror Entity after Closing.
(n)    No Acquiror Entity has engaged in or entered into any “listed transaction” within the meaning of Section 6707A(c) of the Code and Treasury Regulation Section 1.6011-

4(b)(2) or any similar provision of any non-U.S. Tax Legal Requirement. Acquiror is a corporation for U.S. federal income tax purposes.
(o)    No Acquiror Entity is resident for Tax purposes in any jurisdiction other than the jurisdiction in which it is incorporated or has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the jurisdiction of its tax residence.
(p)    All material transactions between any Acquiror Entity and any current or past Acquiror Entity, or between any Acquiror Entity and any current or past member of the Acquiror Group, have been on arm’s-length terms.
(q)    Each Acquiror Entity has in place such prevention procedures as it is reasonable in all the circumstances to expect it to have, taking account of applicable guidance published by a Taxing Authority, in connection with the offences set out in Part 3 of the Criminal Finances Act 2017 (corporate offences of failure to prevent facilitation of tax evasion).
(r)    No Acquiror Entity has been required to make any notification or disclosure pursuant to any statutory regime relating to the avoidance of Tax, whether by reason of being party to any transaction forming part of notifiable arrangements (as defined for the purposes of Part 7 of the UK Finance Act 2004 (Disclosure of Tax Avoidance Schemes)), a notifiable scheme (as defined in Schedule 11A of VATA), or notifiable arrangements (as defined for the purposes of Schedule 17 of the UK Finance (No. 2) Act 2017 (Disclosure of Tax Avoidance Schemes: VAT and Other Indirect Taxes)), or any non-UK equivalent of any of them, or otherwise.
(s)    The implementation of the Transactions contemplated by this Agreement will not give rise to any deemed disposal or realization by any Acquiror Entity of any asset or liability for any Tax purpose, or the deemed release of any “loan relationship” for the purposes of Chapter 6 Part 5 of the UK Corporation Tax Act 2009, in each case, which might give rise to a material Tax liability for any Acquiror Entity.
(t)    All documents that establish or are necessary to establish the title of any Acquiror Entity to any material asset have been duly stamped and any applicable stamp duties or charges in respect of such documents have been duly accounted for and paid.
(u)    All material arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, between an Acquiror Entity and to Acquiror’s Knowledge, any present or former officer, manager, partner, director or other Representative of the Acquiror Group in their capacities as such (other than employment, retention, indemnification or similar Contracts), on the one hand, and another Acquiror Entity, on the other hand have been reasonably documented as applicable for affiliated entities controlled by the same parent entity. The prices for any property or services (or for the use of any property) provided by or to the Acquiror Group are arm’s-length prices for purposes of all applicable transfer pricing laws and guidelines, including Section 482 of the Code, the OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations (dated 20 January 2022 and as amended and supplemented from time to time) and Part 4 of the UK Taxation (International and Other Provisions) Act 2010.

(v)    The representations and warranties set forth in Section 4.8, Section 4.9, Section 4.15 and this Section 4.16 are the sole and exclusive representations and warranties of Acquiror with respect to Tax matters. No representations are made concerning the amount of, or the ability to utilize or otherwise benefit in a taxable period or portion thereof beginning after the Closing Date from, any Acquiror Entity’s net operating losses, capital losses, deductions, Tax basis, Tax credits and other similar items that are attributable to a taxable period or portion thereof ending on or prior to the Closing Date.
4.17    Environmental Matters.
(a)    Except as would not reasonably be expected to have, individually or in the aggregate, an Acquiror Group Material Adverse Effect, (i) the Acquiror Group possesses, and, since January 1, 2022, has possessed, all Environmental Authorizations for the conduct of the business of the Acquiror Group; (ii) the Acquiror Group is and, since January 1, 2022, has been in compliance with all applicable Environmental Laws and Environmental Authorizations; (iii) there are no Proceedings pending or, to Acquiror’s Knowledge, threatened, against the Acquiror Group alleging Liability under any applicable Environmental Laws; and (iv)  to Acquiror’s Knowledge, the Acquiror Group has not disposed of or released any Hazardous Materials, and no Hazardous Materials are present, at any location operated or leased, now or in the past, by the Acquiror Group.
(b)    Acquiror has made reasonably available to Acquiror all material environmental audits, reports and other material environmental documents relating to the current and former operations and facilities of the Acquiror Group, which are in their possession, custody or control.
(c)    The representations and warranties set forth in this Section 4.17 are the sole and exclusive representations and warranties of Acquiror with respect to environmental matters.
4.18    Anti-Bribery Laws; Anti-Money Laundering Laws; Sanctions Matters.
(a)    None of the Acquiror Entities or any of the respective officers, directors or, to Acquiror’s Knowledge, employees or agents of Acquiror or any other Acquiror Entity acting in connection with this Agreement is a Sanctioned Person. For the past five (5) years (and, solely with respect to Sanctions, since April 24, 2019), the Acquiror Entities (including any of their officers, directors, and, to Acquiror’s Knowledge, employees or agents, in each case, in their capacity as such) have not taken any action: (i) in violation of applicable Anti-Bribery Laws, including by having: (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (B) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees; or (C) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment; (ii) in material violation of applicable Anti-Money Laundering Laws; or (iii) in violation of Sanctions.
(b)    Except as set forth in Schedule 4.18(b) of the Acquiror Disclosure Schedule, for the past five (5) years (and, solely with respect to Sanctions, since April 24, 2019), the Acquiror Group (including, in each case, any of their officers, directors, and, to Acquiror’s Knowledge, employees or agents, in each case, in their capacity as such) have not received written notice from any Governmental Authority of any action, suit, proceeding, investigation or allegation against it with respect to any actual or alleged violation of applicable Anti-Money Laundering Laws, Anti-Bribery Laws or Sanctions.
(c)    The Acquiror Group is subject to policies and procedures reasonably designed to promote and achieve compliance with applicable Anti-Bribery Laws, Anti-Money Laundering Laws and Sanctions.
4.19    Financing. Acquiror has delivered to Transferor a true, accurate and complete copy of an executed commitment letter, including all exhibits, schedules and annexes thereto, dated as of the date of this Agreement, from the Debt Financing Sources parties thereto and countersigned by Acquiror (as amended or modified from time to time and in accordance with its terms to the extent permitted by Section 5.9(b), the “Debt Commitment Letter”), under which such Debt Financing Sources have committed to provide debt financing to Acquiror in the amounts set forth therein and have committed to execute, on the terms set forth in the Debt Commitment Letter, a bridge facility agreement (the “Bridge Facility Agreement”) prior to Closing for purposes of, among other things, financing the Transactions and related fees and expenses (the “Debt Financing”), subject only to the terms and conditions set forth therein. Acquiror has also delivered to Transferor a true, complete and correct copy of the executed fee letter that relates to the Debt Financing, which has been redacted for fees, pricing, terms and other terms that are customarily redacted (including any dates related thereto). The only conditions precedent to the obligations of the Debt Financing Sources under the Debt Commitment Letter and Bridge Facility Agreement is the satisfaction or the waiver of the conditions precedent expressly set forth in the Debt Commitment Letter and Bridge Facility Agreement, as applicable. The Debt Commitment Letter is in full force and effect and has not been withdrawn, rescinded or terminated or otherwise amended or modified or waived in any respect and no such termination, withdrawal, rescission, reduction, amendment, modification or waiver thereof is contemplated. The Debt Commitment Letter is a legal, valid, binding and enforceable obligation of Acquiror and, to Acquiror’s Knowledge, the Debt Financing Sources and other parties thereto subject to the Bankruptcy and Equity Exception. There are no other agreements, Contracts, side letters, understandings of any kind (written or oral) or arrangements directly or indirectly relating to the Debt Commitment Letter or Bridge Facility Agreement in existence or contemplated. No event has occurred that, with or without notice, lapse of time or both, (a) constitutes, or could reasonably be expected to constitute, a default or breach on the part of Acquiror or, to Acquiror’s Knowledge, any other parties thereto under any term or condition of the Debt Commitment Letter or Bridge Facility Agreement, or (b) could reasonably be expected to (i) make any of the assumptions or any of the statements or representations of Acquiror, or to Acquiror’s Knowledge, any other party thereto set forth in the Debt Commitment Letter or Bridge Facility Agreement inaccurate in any respect or (ii) result in any of the conditions precedent set forth in the Debt Commitment Letters or Bridge Facility Agreement not being satisfied on a timely basis or at all. As of the date of this Agreement, no Debt Financing Source has notified Acquiror of its intention to terminate the Debt Commitment Letter or not to provide all or any portion of the Debt Financing and Acquiror is not aware of any reason that any Debt Financing Source may be unable to fulfil its obligations under the Debt Commitment Letter or Bridge Facility Agreement. Acquiror has fully paid all commitment fees or other fees in connection with the Debt Commitment Letter and Bridge Facility Agreement that are payable on or prior to the date of this Agreement.

4.20    Solvency. As of the Closing, after giving effect to the Transactions contemplated by this Agreement (including the receipt of any indebtedness being incurred on such date in connection herewith and the intended use of proceeds thereof (including the funding of the full amount of the Debt Financing and/or any Permanent Debt Financing in lieu thereof and the use of proceeds thereof contemplated by this Section 4.20), and assuming (as concerns the Transferred Company Group) satisfaction of the conditions set forth in Section 7.1(a)), neither Acquiror nor the Transferred Company Group will (a) be insolvent (either because its financial condition is such that the sum of its debts (including a reasonable estimate of the amount of all contingent liabilities) is greater than the fair value of its assets, or because the present fair saleable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (b) have unreasonably small capital with which to engage in its business or (c) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Acquiror, its Affiliates or the Transferred Company Group.
4.21    Brokers. Except as set forth on Schedule 4.21 of the Acquiror Disclosure Schedule, no broker, investment banker, financial advisor or any other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions.
4.22    Greek Fairness Opinion. Acquiror has complied in all respects with Greek Company Law provisions on related parties transactions and has based its approval of the Transaction Documents on the Greek Fairness Opinion, which meets the requirements of Art. 101 para. 1 of the Greek Company Law. Acquiror has also complied with all publicity requirements and formalities provided under Greek Company Law, including indicatively in relation to the disclosure of the Greek Fairness Opinion and, in general, any formalities applicable on related parties transactions.
4.23    Agreements with Governmental Authorities. Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Acquiror Group, taken as a whole, no Acquiror Entity (a) is subject to any cease-and-desist or other similar order or enforcement action issued by, or is a party to any consent agreement or memorandum of understanding or other similar written agreement with, any Governmental Authority, or (b) has been since January 1, 2022 ordered to pay any civil money penalty by any Governmental Authority, in each case, with respect to the business of the Acquiror Group.
4.24    Pending Transactions. The Acquiror Group is not a party to any pending transaction to acquire (by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in, or by any other similar transaction) any Person (or business division or unit thereof), where the consummation of such transaction would reasonably be expected to (a) impose a material delay in the obtaining of, or materially increase the risk of not obtaining, any Required Governmental Approvals or the expiration or termination of any applicable waiting period, (b) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the Transactions or (c) otherwise materially delay the consummation of the Transactions.
4.25    Investigation. Acquiror is an informed and sophisticated purchaser with knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Transferred Shares and its consummation of the Transactions. Acquiror acknowledges and agrees that it has (a) completed such inquiries and independent investigations into the Transferred Company Group as it has deemed necessary and sufficient to make an independent and informed decision with respect to the execution, delivery and performance of this Agreement and the consummation of the Transactions and (b) been furnished with or afforded adequate access to and the adequate opportunity to review the books, records, facilities and personnel of the Transferred Company Group for purposes of conducting a due diligence investigation of the Transferred Company Group. Acquiror expressly acknowledges and agrees that none of Transferor, its Affiliates nor any other Person has made, makes or is authorized to make any representations or warranties to Acquiror, express or implied, other than those representations and warranties of Transferor expressly set forth in Article III or in any certificate delivered in connection with the Closing. In making its determination to proceed with the Transactions and acquire the Transferred Shares, Acquiror expressly acknowledges and agrees that it has relied exclusively on its own independent investigation and the representations and warranties of Transferor set forth in Article III and on the certificates delivered in connection with the Closing, and that it is not relying on and expressly disclaims reliance on any other statement, representation or warranty made by Transferor, its Affiliates or any other Person, whether oral or written, express or implied, including those relating to Transferor or its Subsidiaries or the Transactions, or any of their financial condition, business, operations, results of operations, properties, assets, liabilities or prospects. The Parties acknowledge and agree that nothing set forth in this Section 4.25 or Section 4.26 shall affect or limit any claim for Fraud.
4.26    Disclaimer Regarding Projections. In connection with Acquiror’s due diligence investigation of the Transferred Company Group, Acquiror has received from Transferor, its Affiliates and its and their Representatives certain projections and other forecasts, including projected financial statements, cash flow items, certain business plan information and other data and information, whether written or oral, related to the business of Transferor and its Subsidiaries. Acquiror expressly acknowledges and agrees that (a) there are uncertainties inherent in attempting to make such projections, forecasts and plans, (b) Acquiror is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all forecasts, predictions, projections or other materials, documents or information relating to the Transactions and the Transferred Company Group, (c) Acquiror is not relying upon such projections and other forecasts, and (d) Acquiror shall have no claim against anyone (and Transferor and its Affiliates shall have no liability) with respect to any inaccuracy, misstatement or omission with respect to any such forecasts, predictions or projections.
4.27    No Other Representations. Notwithstanding anything contained in this Article IV or any other provision of this Agreement, neither Acquiror nor any of its Affiliates has made, is making or has authorized any Person to make any representation or warranty whatsoever, express or implied, except those representations and warranties expressly set forth in Article IV or in any certificate delivered by Acquiror in connection with the Closing.
ARTICLE V

COVENANTS OF THE PARTIES
5.1    Conduct of the Parties Prior to Closing.
(a)    Obligations of Transferor. Except (w) as expressly contemplated by this Agreement or any Transaction Document, (x) as required by Legal Requirement, (y) for matters set forth on Schedule 5.1 of the Transferor Disclosure Schedule, or (z) with the written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed) (“Transferor Conduct of Business Exceptions”), during the period from the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to its terms (the “Interim Period”), Transferor shall (with respect to the Business), and shall cause the Transferred Company Group to, use commercially reasonable efforts to:
(i)    subject to the express restrictions and exceptions set forth in this Agreement, operate the Business in all material respects in the ordinary course of business;
(ii)    in all material respects, (A) preserve intact their material assets, properties, Business Material Contracts or other material legally binding understandings, licenses, including the Transferred Company Group Gaming/Lottery Licenses, and business organizations, (B) keep available the services of their current officers, as applicable, and key employees and (C) preserve the current relationships with material customers, vendors, distributors, partners, lessors, licensors, licensees, creditors, contractors and other Persons with which the Transferred Company Group has material business relations; and
(iii)    (A) comply with (I) applicable Sanctions in all respects and (II) applicable Anti-Bribery Laws and Anti-Money Laundering Laws in all material respects; (B) implement, maintain in effect and enforce, or remain subject to, policies and procedures reasonably designed to promote and achieve compliance with applicable Anti-Bribery Laws, Anti-Money Laundering Laws and Sanctions; and (C) promptly provide notice to Acquiror of (x) any violation by any Transferred Company Entity or any director, officer or, to Transferor’s Knowledge, employee or agent of any Transferred Company Entity (in each case, in their capacity as such) of applicable Anti-Bribery Laws, Anti-Money Laundering Laws or Sanctions; or (y) the designation or identification of any Transferred Company Entity or any director, officer or, to the knowledge of Transferor, employee or agent of any Transferred Company Entity as a Sanctioned Person.
(b)    Without limiting the generality of Section 5.1(a), subject to the Transferor Conduct of Business Exceptions, Transferor shall not (with respect to the Business), and shall cause the Transferred Company Group not to:

(i)    change or amend the organizational documents of any of the Transferred Company Entities;
(ii)    (A) issue, sell, pledge transfer, lease, redeem or repurchase, or authorize or propose to issue, sell, pledge, transfer, redeem, repurchase or authorize, or reclassify, any equity interests of the Transferred Company Entities or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of the Transferred Company Entities or (B) with respect to the Transferred Company, declare, set aside or pay any non-cash dividend or non-cash distribution with respect to any equity interests thereof;
(iii)    (A) declare, set aside or pay any dividends (whether in stock or property or any combination thereof) in respect of any of its capital stock, other equity interests or voting securities, other than (i) dividends paid by any direct or indirect wholly owned Subsidiary of Acquiror to Acquiror or to any other direct or indirect wholly owned Subsidiary of Acquiror, and (ii) dividends or distributions in cash or (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;
(iv)    permit the Transferred Company Group to incur, create or assume, or otherwise incur, create or assume with respect to the Business, any indebtedness for borrowed money in excess of $100,000,000, except indebtedness (A) incurred in the ordinary course of business or (B) that will be settled in full or terminated or canceled at or before the Closing;
(v)    incur any Encumbrance, other than a Permitted Encumbrance, with respect to any asset (other than immaterial assets) of the Transferred Company Group;
(vi)    make any acquisition of any business or division or equity interests of any Person that, individually or in the aggregate, would be material to the Business;
(vii)    dispose of, lease, license, transfer or, abandon any assets of the Transferred Company Group that are material to the Business other than disposals, leases, non-exclusive licenses, transfers or abandonment (A) in the ordinary course of business or (B) of such assets having an aggregate value not in excess of $20,000,000;
(viii)    (A) terminate (other than by expiration), amend or modify in any material respect any Business Material Contract (except for automatic extensions or renewals in accordance with the terms of such Business Material Contract) or (B) enter into a new Contract that would be a Business Material Contract if entered into prior to the date of this Agreement, in each case, other than in the ordinary course of business or as required by any applicable Legal Requirement;

(ix)    sell, transfer, assign, encumber, impair, abandon, permit to lapse or otherwise dispose of any right, title or interest in or to any Transferred Company Group IP or grant any license or sublicense of any material rights under or with respect to any of the Transferred Company Group IP, other than (A) the sale, transfer, assignment, impairment, abandonment, lapse or other disposal of immaterial Transferred Company Group IP, (B) the lapse or other disposal of registered Transferred Company Group IP at the end of its statutory term or (C) non-exclusive licenses to customers, distributors and suppliers granted in the ordinary course of business;
(x)    enter into any new line of business other in the ordinary course of business;
(xi)    agree to or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization under applicable Legal Requirement;
(xii)    initiate, waive or settle any pending or threatened Proceeding related to the Business or agree to any remedies with respect to any Proceeding or settlement thereof, other than (A) in the ordinary course of business or (B) such Proceedings arising out of the same type of act or occurrence solely for monetary damages, which would not reasonably be expected to be material to the Business, taken as a whole;
(xiii)     other than as required by the terms of any Transferred Company Group Benef it Plan or Transferor Group Benefit Plan in existence on the date of this Agreement, as required by any applicable Legal Requirement or Collective Bargaining Agreement, or in the ordinary course of business (A) with respect to any Business Employee or independent contractor, (I) grant or increase any severance or termination pay to such individual (or materially amend any existing severance or termination pay arrangement) or (II) enter into any deferred compensation or other similar agreement with such individual (or materially amend any existing agreement); (B) materially increase benefits payable to Business Employees under any existing Transferred Company Group Benefit Plan, including any severance or termination pay policies; (C) establish, adopt or amend any Transferred Company Group Benefit Plan; (D) increase compensation, bonus or other benefits payable to any Business Employee or independent contractor; (E) grant, amend or modify any awards or accelerate the vesting of or lapsing of restrictions with respect to any equity or equity-based compensation of any Business Employee, Former Business Employee, or independent contractor; (F) hire any new Business Employee or engage any new independent contractor primarily to provide services to the Business, other than to fill a vacancy resulting from a termination of employment or engagement for cause or a resignation, and then only on terms consistent in all material respects with past practice; (G) terminate the employment or engagement, other than for cause, of any Business Employee or independent contractor primarily providing services to the Business; (H) transfer the employment of any Business Employee, or contracting engagement of any independent contractor of any Transferred Company Entity, outside of the Transferred Company Group; (I) transfer the employment of any employee or contracting engagement of any independent contractor to any Transferred Company Entity from outside of the

Transferred Company Group; or (J) plan, announce, implement, or effect a reduction in force, plant closing, lay-offs, furloughs, early retirement program, severance program or other program or effort concerning the termination of a group of Business Employees;
(xiv)    (A) make (other than consistent with past practice), change or revoke any material Tax election, (B) file any material amended Tax Return (other than in the ordinary course of business), (C) adopt or change (or request any Taxing Authority to change) any material Tax accounting method, (D) change any annual Tax accounting period, (E) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment (other than pursuant to an extension of time to file any Tax Return obtained in the ordinary course of business), (F) surrender any right to claim a refund of material Taxes, (G) settle or compromise any material Tax claim or liability or claim for a refund of material Taxes, (H) enter into any closing agreement or other binding written agreement relating to Taxes with any Taxing Authority or any Tax sharing agreement, (I) file any material Tax Return other than one prepared in a manner consistent with past practice or (J) apply for any ruling from any Taxing Authority, except, in each case, for any action (i) any Tax liability resulting from which was fully taken into account in the Post-Closing Statement and (ii) that would not reasonably be expected to have the effect of materially increasing the Tax liability of any Transferred Company Entity in any taxable period (or portion thereof) beginning on or after the Closing Date; and
(xv)    enter into a legally binding commitment to do any of the foregoing.
(c)    Transferor Obligations Limited to the Business. Notwithstanding anything to the contrary in this Agreement, nothing in Section 5.1(a) or Section 5.1(b) shall limit, prohibit or otherwise restrict in any way the operation of the businesses of the Transferor Group, except to the extent related to the conduct of the Business or the Transferred Company Group as provided in Section 5.1(a) or Section 5.1(b).
(d)    Obligations of Acquiror. Except (w) as expressly contemplated by this Agreement or in any Transaction Document, (x) as required by Legal Requirement, (y) for matters set forth on Schedule 5.1(d) of the Acquiror Disclosure Schedule, or (z) with the written consent of Transferor (which consent shall not be unreasonably withheld, conditioned or delayed) (“Acquiror Conduct of Business Exceptions”), during the Interim Period, Acquiror shall, and shall cause its Subsidiaries to use commercially reasonable efforts to:
(i)    subject to the express restrictions and exceptions set forth in this Agreement, operate their respective businesses in the ordinary course of business in all material respects; and
(ii)    in all material respects, (A) preserve intact their material assets, properties, Acquiror Group Material Contracts or other material legally binding understandings, licenses, including the Acquiror Group Gaming/Lottery Licenses, and business organizations, (B) keep available the services of its current officers and key employees, and (C) preserve the current relationships with material customers, vendors, distributors, partners, lessors, licensors, licensees, creditors, contractors and other Persons with which the Acquiror Group has material business relations; and

(iii)    (A) comply with (I) applicable Sanctions in all respects and (II) applicable Anti-Bribery Laws and Anti-Money Laundering Laws in all material respects; (B) implement, maintain in effect and enforce, or remain subject to, policies and procedures reasonably designed to promote and achieve compliance with applicable Anti-Bribery Laws, Anti-Money Laundering Laws and Sanctions; and (C) promptly provide notice to Transferor of (x) any violation by any Acquiror Entity or any director, officer or, to Acquiror’s Knowledge, employee or agent of any Acquiror Entity (in each case, in their capacity as such) of applicable Anti-Bribery Laws, Anti-Money Laundering Laws or Sanctions; or (y) the designation or identification of any Acquiror Entity or any director, officer or, to the knowledge of Acquiror, employee or agent of any Acquiror Entity as a Sanctioned Person.
(e)    Without limiting the generality of Section 6.7(c)(i), subject to the Acquiror Conduct of Business Exceptions, Acquiror shall not, and shall cause its Subsidiaries not to:
(i)    change or amend the organizational documents of any of the Acquiror Entities;
(ii)    agree or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization under applicable Legal Requirement;
(iii)    issue, sell, transfer, lease, redeem or repurchase, or authorize or propose to issue, sell, transfer, redeem, repurchase or authorize, or reclassify, any equity interests of the Acquiror Entities or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for Acquiror Ordinary Shares or equity interests of the other Acquiror Entities, except (A) the Cash Equity Raise, (B) for the issuance or sale of Acquiror Ordinary Shares in connection with the settlement of any equity awards in accordance with the terms of the applicable entity award agreement outstanding as of the date of this Agreement or (C) declare, set aside or pay any non-cash dividend or non-cash distribution with respect to any equity interests thereof;
(iv)    (A) declare, set aside or pay any dividends (whether in stock or property or any combination thereof) in respect of any of its capital stock, other equity interests or voting securities, other than dividends paid by any direct or indirect wholly owned Subsidiary of Acquiror to Acquiror or to any other direct or indirect wholly owned Subsidiary of Acquiror, or (B) other than as permitted by Section 5.1(e)(iii), split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;
(v)    permit the Acquiror Entities to incur, create or assume, or otherwise incur, create or assume with respect to their businesses, any indebtedness for borrowed money in excess of €30,000,000, except indebtedness (A) incurred in the ordinary course of business, (B) that will be settled in full or terminated or canceled at or before the Closing or (C) incurred in connection with the Transactions;
(vi)    make any acquisition of any division, business or equity interests of any Person that, individually or in the aggregate, would be material to the business of the Acquiror Group;
(vii)    dispose of, lease, license, transfer or, abandon any assets of the Acquiror Group that are material to its business other than disposals, leases, non-exclusive licenses, transfers or abandonment (A) in the ordinary course of business or (B) of such assets having an aggregate value not in excess of €20,000,000;
(viii)    (A) terminate (other than by expiration), amend or modify in any material respect any Acquiror Group Material Contract (except for automatic extensions or renewals in accordance with the terms of such Acquiror Group Material Contract) or (B) enter into a new Contract that would be an Acquiror Group Material Contract if entered into prior to the date of this Agreement, in each case, other than in the ordinary course of business or as required by any applicable Legal Requirement;
(ix)    sell, transfer, assign, encumber, impair, abandon, permit to lapse or otherwise dispose of any right, title or interest in or to any Acquiror Group IP or grant any license or sublicense of any material rights under or with respect to any of the Acquiror Group IP, other than (A) the lapse or other disposal of registered Transferred Company Group IP at the end of its statutory term or (B) non-exclusive licenses to customers, distributors and suppliers granted in the ordinary course of business;
(x)    enter into any new line of business other in the ordinary course of business;
(xi)    initiate, waive or settle any pending or threatened Proceeding related to the business of the Acquiror Group or agree to any remedies with respect to any Proceeding or settlement thereof, other than (A) in the ordinary course of business or (B) such Proceedings arising out of the same type of act or occurrence solely for monetary damages, which would not reasonably be expected to be material to the business of the Acquiror Group, taken as a whole;
(xii)    other than as required by the terms of any Acquiror Group Benefit Plan in existence on the date of this Agreement, as required by any applicable Legal Requirement or Collective Bargaining Agreement, or in the ordinary course of business, (A) with respect to any employee of the Acquiror Entities or independent contractor, (I) grant or increase any severance or termination pay to such individual (or materially amend any existing severance or termination pay arrangement) or (II) enter into any deferred compensation or other similar agreement with such individual (or materially amend any existing agreement); (B) materially increase benefits payable to employee of the Acquiror Entities under any existing Acquiror Group Benefit Plan, including any severance or termination pay policies; (C) establish, adopt or amend any Acquiror Group Benefit Plan; (D) increase compensation, bonus or other benefits payable to any employee of the

Acquiror Entities or independent contractor; (E) grant, amend or modify any awards or accelerate the vesting of or lapsing of restrictions with respect to any equity or equity-based compensation of any current or former employee of the Acquiror Entities, or independent contractor; (F) hire any new employee of the Acquiror Entities or engage any new independent contractor primarily to provide services to the business of the Acquiror Group, other than to fill a vacancy resulting from a termination of employment or engagement for cause or a resignation, and then only on terms consistent in all material respects with past practice; (G) terminate the employment or engagement, other than for cause, of any employee of the Acquiror Entities or independent contractor primarily providing services to the business of the Acquiror Group; or (H) plan, announce, implement, or effect a reduction in force, plant closing, lay-offs, furloughs, early retirement program, severance program or other program or effort concerning the termination of a group of employees of the Acquiror Entities;
(xiii)    (A) make (other than consistent with past practice), change or revoke any material Tax election, (B) file any material amended Tax Return (other than in the ordinary course of business), (C) adopt or change (or request any Taxing Authority to change) any material Tax accounting method, (D) change any annual Tax accounting period, (E) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment (other than pursuant to an extension of time to file any Tax Return obtained in the ordinary course of business), (F) surrender any right to claim a refund of material Taxes, (G) settle or compromise any material Tax claim or liability or claim for a refund of material Taxes, (H) enter into any closing agreement or other binding written agreement relating to Taxes with any Taxing Authority or any Tax sharing agreement, (I) file any material Tax Return other than one prepared in a manner consistent with past practice or (J) apply for any ruling from any Taxing Authority, except, in each case, for any action that would not reasonably be expected to have the effect of materially increasing the Tax liability of any Acquiror Entity in any taxable period (or portion thereof) beginning on or after the Closing Date; and
(xiv)    enter into a legally binding commitment to do any of the foregoing.
(f)    Control of Operations. Nothing contained in this Agreement shall give Acquiror, directly or indirectly, the right to control or direct the operations of the Transferred Company Group prior to the Closing, or give Transferor, directly or indirectly, the right to control or direct the operations of the Acquiror Group prior to the Closing. Prior to the Closing, Transferor shall, and shall cause its Subsidiaries to, exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Transferred Company Group, and Acquiror shall, and shall cause its Subsidiaries to, exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Acquiror Group. Notwithstanding anything to the contrary in this Agreement, no consent of Acquiror shall be required with respect to any matter to the extent that the requirement of such consent would violate or conflict with applicable Legal Requirements.
5.2    Cash Equity Raise; ATHEX Listings.
(a)    As promptly as practicable after the date of this Agreement, Acquiror (with Transferor’s reasonable cooperation) shall take all necessary steps to prepare and finalize (and if required, submit to and use commercially reasonable efforts to obtain any necessary approvals from the HCMC, the ATHEX or other applicable Governmental Authority) all documentation necessary for (i) the Cash Equity Raise and (ii) the listing on the ATHEX of the Acquiror

Settlement Ordinary Shares on the Closing Date and of the Acquiror Ordinary Shares to be issued in the Cash Equity Raise on their respective closing date(s) (such documentation, together with any amendments or supplements thereto, “Offering/Listing Materials”), all of which Offering/Listing Materials shall (to the extent applicable) comply in all material respects with any applicable Legal Requirements and the applicable rules and regulations and policies of the HCMC, the ATHEX and any other applicable Governmental Authority. Acquiror shall cooperate with Transferor in good faith in preparing and finalizing any Annex IX document under Articles 1(4)(db) and/or 1(5)(ba) and related accompanying materials (or, if (i) Acquiror and Transferor, acting in good faith, agree that an HCMC-approved prospectus is required or advisable under the Prospectus Regulation or (ii) the HCMC notifies the Acquiror that it will require the Offering/Listing Materials be in the form of a prospectus under the Prospectus Regulation, any such HCMC-approved prospectus) any initial and final offering circulars or memoranda, or roadshow materials, teasers, retail pamphlets or brochures, or other materials to be used in pre-marketing or marketing processes, any listing applications to the ATHEX, any agreements or arrangements with initial purchasers, underwriters, placing agents or investors, any agreements that establish the terms of any securities to be offered or sold, as well as any other Offering/Listing Materials in whose preparation and/or finalization Transferor has reasonably requested to be involved, including without limitation by providing Transferor and its counsel a reasonable opportunity to review and comment on sufficiently advanced (and where applicable, successive or iterative) drafts thereof (and in any event, where applicable, prior to any relevant submission of such drafts to the HCMC, the ATHEX or any other applicable Governmental Authority); it being understood that Acquiror shall in no event make a submission to the HCMC, the ATHEX or any other applicable Governmental Authority, or use or permit the use of any of the above-specified Offering/Listing Materials or any other Offering/Listing Materials in whose preparation and/or finalization Transferor has reasonably requested to be involved without the prior approval of Transferor (not to be unreasonably withheld, conditioned or delayed). Acquiror shall also cooperate with Transferor in good faith in connection with obtaining any approvals needed from the HCMC, the ATHEX or any other applicable Governmental Authority in relation to any Offering/Listing Materials, or any other matters concerning the Cash Equity Raise and the relevant listings on the ATHEX for which approval may be required (including any applicable requests for derogation or variation from applicable Legal Requirements or stock exchange rules and regulations), and shall keep Transferor promptly informed of the receipt of any comments (whether written or oral) from the HCMC, the ATHEX or any other applicable Governmental Authority on all such Offering/Listing Materials or as concerns such other relevant matters, and shall reasonably consult with Transferor regarding, and, to the extent within its discretion, allow Transferor to participate in, any material meeting or conference (including by telephone) with the HCMC, the ATHEX or any other such Governmental Authority.
(b)    Transferor shall use reasonable best efforts to promptly furnish all information concerning the Transferred Company Group to be included in any Offering/Listing Materials to Acquiror, and to otherwise assist and cooperate with Acquiror’s preparation and distribution of the Offering/Listing Materials and in its implementation of the Cash Equity Raise and relevant listings on the ATHEX, in each case as Acquiror may reasonably request, and including (but subject to the same qualifications and limitations set forth therein), any information and assistance of the sort contemplated by Section 5.8 in connection with the Debt Financing and/or any Permanent Debt Financings, mutatis mutandis for the Offering/Listing Materials.

(c)    If, at any time prior to the Closing, any information relating to the Acquiror Group or the Transferred Company Group, or any of their respective Affiliates, directors or officers, should be discovered by Acquiror or Transferor that Acquiror or Transferor reasonably believes should be set forth in an amendment or supplement to the Offering/Listing Materials in order that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or that constitutes a material change or material new matter that would require a supplement to the relevant Offering/Listing Materials under applicable Legal Requirements, such party shall promptly notify the other party, and each of Acquiror and Transferor shall use reasonable best efforts, and reasonably cooperate with each other, to agree any appropriate amendment or supplement describing the relevant information that may be required as promptly as practicable, and to the extent required by applicable Legal Requirements, Acquiror shall thereafter promptly publish or otherwise disseminate the relevant amendment or supplement in a manner consistent with applicable Legal Requirements; provided that in no event shall Acquiror or Transferor cause (or be required to cause) the Offering/Listing Materials to be used or become effective if, in Acquiror’s or Transferor’s reasonable judgement, such document would include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(d)    Without prejudice to the foregoing, each of Transferor and Acquiror shall otherwise use their reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things, necessary, proper or advisable under applicable Legal Requirements and the rules and regulations and policies of the HCMC, the ATHEX and any other applicable Governmental Authority, to seek to ensure the successful launch, pricing and closing of the Cash Equity Raise on terms reasonably satisfactory to each of Transferor and Acquiror on or prior to the Closing Date, and to seek to ensure the listing on the ATHEX of the Acquiror Settlement Ordinary Shares on the Closing Date and of the Acquiror Ordinary Shares to be issued in the Cash Equity Raise on their respective closing date(s). For the avoidance of doubt, without the prior approval of Transferor (not to be unreasonably withheld, conditioned or delayed), Acquiror shall not, and shall procure that the Acquiror Entities and its Representatives do not, consummate (or enter into any binding arrangement to consummate) the Cash Equity Raise or the relevant listings on the ATHEX other than in accordance with the terms of relevant Offering/Listing Materials that will have been previously approved by Transferor.
5.3    Access.
(a)    From the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to its terms, Transferor shall, and shall cause the Transferred Company Group to, permit Acquiror to have reasonable access, upon reasonable prior notice, during normal business hours in a manner so as not to interfere with the normal business operations of the Transferred Company Entities, to the Business Employees and books and records of the Transferred Company Group and the Transferor Group (with respect to the Business); provided, however, that the foregoing shall not: (i) require Transferor or the Transferred Company Group to provide access or to disclose information where such access or disclosure would contravene any Legal Requirement (including those relating to data protection or privacy) or Contract, or would result in the waiver of any legal privilege or work-product protection,

(ii) require Transferor or the Transferred Company Group to provide (A)  information relating to businesses of Transferor or any of its Affiliates other than the Business, or (B) information relating to individual performance or evaluations or medical histories, or (iii) require Transferor or the Transferred Company Group to provide any materials and information prepared solely for Transferor’s or its Affiliates’ or its or their Representatives’ evaluation of the Transactions. Any information disclosed under this Section 5.3(a) will be subject to the provisions of Section 5.6.
(b)    From the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to its terms, Acquiror shall permit Transferor to have reasonable access, upon reasonable prior notice, during normal business hours in a manner so as not to interfere with the normal business operations of the Acquiror Entities, to the books and records of the Acquiror Entities; provided, however, that the foregoing shall not: (i) require Acquiror to provide access or to disclose information where such access or disclosure would contravene any Legal Requirement (including those relating to data protection or privacy) or Contract, or would result in the waiver of any legal privilege or work-product protection, (ii) require Acquiror to provide information relating to individual performance or evaluations or medical histories, or (iii) require Acquiror to provide any materials and information prepared solely for Acquiror’s, or its Affiliates’, or its or their Representatives’ evaluation of the Transactions. Any information disclosed under this Section 5.3(b) will be subject to the provisions of Section 5.6.
(c)    If either Party objects to any request submitted pursuant to Section 5.3 on the basis of one or more of the clauses (i) through (iii) of Section 5.3(a) or one or more of the clauses (i) through (iii) of Section 5.3(b), it must do so by providing the other Party, in reasonable detail, the nature of what is being withheld and/or access for which is being prevented and the reasons therefor, and prior to withholding such information or documents or preventing such access, the Parties shall cooperate to make appropriate substitute arrangements to permit reasonable substitute access or disclosure, including through the use of reasonable best efforts to take such actions and implement appropriate and mutually agreeable measures to as promptly as practicable permit such access and the furnishing of such information and documents in a manner to remove the basis for the objection, including by arrangement of appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary procedures.
(d)    If so requested by a disclosing party, each receiving party will enter into a customary joint defense agreement or common interest agreement with such disclosing party or any of its Affiliates with respect to any information provided to the receiving party, or to which the receiving party gains access, pursuant to this Section 5.3, Section 5.22 or otherwise.
5.4    Cooperation. Subject to the terms and conditions set forth herein and to applicable Legal Requirements, Transferor and Acquiror shall use reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done and to assist and cooperate in doing all things, necessary, proper or advisable under this Agreement, to consummate and make effective the Transactions as promptly as possible following the date of this Agreement, and in any event prior to the Outside Date, including using reasonable best efforts to cause all Closing Conditions to be met as promptly as practicable and in any event on or before the Outside Date.

5.5    Intercompany Accounts and Intercompany Arrangements.
(a)    Immediately prior to the Closing (or prior thereto, if so determined by Transferor), all intercompany balances and accounts (other than intercompany balances and accounts set forth in Schedule 5.5 of the Transferor Disclosure Schedule) between the Transferor Group, on the one hand, and the Transferred Company Group, on the other hand, shall be settled or otherwise eliminated in such a manner as the Transferor Group shall reasonably determine (including, if so reasonably determined by Transferor or by the Transferor Group, removing from the Transferred Company Group any or all cash, funds from cash pools or intercompany receivables, or transferring to the Transferred Company Group any intercompany payables or receivables, in each case, by means of dividends, distributions, contribution, the creation or repayment or refinancing of intercompany debt, increasing or decreasing of cash pool balances or otherwise), in each case without further recourse to or any Liability of the Transferred Company Group, such that, as of the Closing, other than intercompany balances and accounts set forth in Schedule 5.5 of the Transferor Disclosure Schedule, there are no intercompany obligations, fees, payables, or receivables between or among the Transferred Company Group, on the one hand, and the Transferor Group, on the other hand. Immediately prior to the Closing (or prior thereto, if so determined by Transferor), the Intercompany Agreements shall automatically be terminated without further payment or performance and cease to have any further force and effect, such that no party thereto shall have any further obligations or Liabilities therefor or thereunder, except for (i) the Transaction Documents to be entered into in connection with this Agreement, (ii) any Contracts to which any third party is a party, and (iii) any arrangements, understandings or Contracts set forth in Schedule 5.5 of the Transferor Disclosure Schedule. Transferor shall be responsible for, and shall pay, all Taxes related to settling and elimination of intercompany balances and accounts or Intercompany Agreements pursuant to this Section 5.5(a).
(b)    Except to the extent provided to the contrary in this Section 5.5, effective as of the Closing, Transferor, on behalf of itself and its Affiliates, hereby releases Acquiror and the Transferred Company and each of their Affiliates (and their respective past, present or future equityholders, Affiliates, officers, directors, employees and other Representatives, acting in their capacities as such) from any Liability, obligation or responsibility to any of them for the ownership and operation of the Transferred Company Group prior to the Closing, except for any Liability, obligation or responsibility pursuant to the provisions of this Agreement, the other Transaction Documents, and any arrangements, understandings or Contracts set forth in Schedule 5.5 of the Transferor Disclosure Schedule. Transferor hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim relating to any Liability, obligation or responsibility that is released pursuant to this Section 5.5(b), or commencing, instituting or causing to be commenced or instituted, any Proceeding of any kind against Acquiror and each of its Affiliates (including the Transferred Company Group) (and their respective officers, directors and employees, acting in their capacities as such) based upon any such released claim.
(c)    Except to the extent provided to the contrary in this Section 5.5, effective as of the Closing, Acquiror, on behalf of itself and its Affiliates, hereby releases Transferor and its Affiliates (and their respective past, present or future equityholders, Affiliates, officers, directors, employees and other Representatives, acting in their capacities as such) from any Liability, obligation or responsibility to any of them for the ownership and operation of the Transferred Company Group prior to the Closing, except for any Liability, obligation or responsibility pursuant to the provisions of this Agreement, the other Transaction Documents, and any arrangements, understandings or Contracts set forth in Schedule 5.5 of the Transferor Disclosure Schedule. Acquiror hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim relating to any Liability, obligation or responsibility that is released pursuant to this Section 5.5(c), or commencing, instituting or causing to be commenced or instituted, any Proceeding of any kind against Transferor and each of its Affiliates (and their respective officers, directors and employees, acting in their capacities as such) based upon any such released claim.
5.6    Confidentiality; Exclusivity.
(a)    The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect in accordance with its terms and all obligations thereunder shall be binding upon Acquiror and Transferor and their respective Recipients (as defined in the Confidentiality Agreement). Any books and records, data and other information made available prior to the earlier of the Closing and the termination of this Agreement pursuant to its terms shall be considered Confidential Information (as such term is defined in the Confidentiality Agreement) and afforded all protections provided therein.
(b)    From the date of this Agreement to the Closing, Transferor Group will not, and the Transferor will use reasonable best efforts to cause its Affiliates and their respective Representatives not to, enter into any Contracts or other arrangements for a sale or other disposition (whether by merger, reorganization, recapitalization or otherwise) of the Transferred Company or the Business with any other Person (other than the Transactions) (a “Business Acquisition Proposal”) or provide any confidential information to any third party (in each case other than to Acquiror and to its Representatives) contacting or making an inquiry of the Transferor Group with respect to a potential Business Acquisition Proposal, other than information which is traditionally provided in the regular course of the business operations of the Business to third parties. The Transferor Group will, and will use reasonable best efforts to cause its Affiliates and their respective Representatives to, (i) immediately cease and cause to be terminated any and all existing discussions and negotiations with third parties regarding Business Acquisition Proposals and (ii) promptly notify Acquiror if any Business Acquisition Proposal, or any inquiry from any Person with respect thereto, is subsequently made and provide Acquiror with the material terms thereof (excluding the identity of the Person making such Business Acquisition Proposal or inquiry with respect thereto).
5.7    Reasonable Best Efforts; Regulatory Filings.
(a)    Acquiror and Transferor shall, and shall cause their respective Subsidiaries, to, use reasonable best efforts to obtain and cooperate in obtaining, as promptly as practicable, after the date of this Agreement each Consent, Permit and Order of any Governmental Authority, and the expiration of any applicable waiting period, that is a Required Gaming/Lottery Filing and Approval, an Antitrust Approval or that may otherwise be, or may become, necessary for the consummation of the Transactions or a Transferor MTO (together with the Required Gaming/Lottery Filings and Approvals and the Antitrust Approvals, the “Required Governmental Approvals”), including by (i) cooperating in determining which filings, notifications, registrations, applications, or requests for approval (“Filings”) with any Governmental Authority are required to obtain any Required Governmental Approval or any exemption by any Governmental Authority as necessary in order to consummate the Transactions or a Transferor MTO, (ii) timely furnishing all information and documents required by or reasonably advisable under applicable Legal Requirements in connection with Required Governmental Approvals or Filings with any Governmental Authority related to the Transactions or a Transferor MTO, (iii) filing, or causing to be filed, as promptly as practicable following the execution and delivery of this Agreement (to the extent not already filed prior to the date of this Agreement, and with each Party considering in good faith any views or input provided by the other Party with respect to the timing and substance thereof), applicable Filings with the necessary Governmental Authorities in accordance with any and all applicable time limits, (iv) using reasonable best efforts to obtain as promptly as possible the requisite clearances, approvals or expiration of any waiting period for the Required Governmental Approvals (v) in connection with obtaining any Required Gaming/Lottery Filings and Approvals, Transferor and Acquiror shall furnish to the other, and Transferor shall cause the Transferred Company to furnish to Acquiror, such necessary information and reasonable assistance as the other may request in connection with obtaining any such Required Gaming/Lottery Filings and Approvals, including such Party and its Affiliates, as applicable, preparing and submitting applications for, and pursuing requisite Gaming/Lottery Licenses, and (vi) defending any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions or a Transferor MTO, including seeking to have any Order entered by any court or other Governmental Authority vacated or reversed. In furtherance and not in limitation of the foregoing, Acquiror and Transferor agree that they and their respective Affiliates will use reasonable best efforts to file or cause to be made to the extent not already made prior to the date of this Agreement, as promptly as practicable, any notification required pursuant to applicable Antitrust Laws or other Required Governmental Approvals, and no later than ten (10) Business Days following the date of this Agreement for any notification and report forms under the HSR Act with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), for which Acquiror and Transferor shall request early termination of any applicable waiting period under the HSR Act. The present clause will apply mutatis mutandis in case a requirement for filing or clearance is being required according to Greek FDI Law.
(b)    In connection with any filing or submission required pursuant to applicable Antitrust Laws or Required Governmental Approvals, including under the HSR Act, in connection with the Transactions or a Transferor MTO, and without limiting the efforts referenced in Section 5.7(a), Transferor and Acquiror shall (i) furnish to the other, and Transferor shall cause the Transferred Company to furnish to Acquiror, such necessary information and reasonable assistance as the other may request in connection with the preparation of any such filing or submission, (ii) permit the other Party to review any such filing or submission prior to forwarding to the FTC, the DOJ, and other Governmental Authorities (except where such material is confidential to a party in which case it will be provided, subject to applicable Legal Requirements, to the other Party’s counsel on an “external counsel” basis) and consider in good faith any reasonable comments made by that other Party, (iii) keep each other promptly apprised of the status of any material communications with, and any inquiries or requests for additional information from the FTC, the DOJ and other Governmental Authorities and comply as promptly as reasonably practicable with any such inquiry or request, (iv) act in good faith and reasonably cooperate with the other Party in connection with promptly resolving any investigation or other inquiry related thereto, and (v) agree not to, and in the case of Transferor shall cause the Transferred Company Entities not to, participate in any substantive meeting or discussion, either in person or by telephone or videoconference, with the FTC, the DOJ, and other Governmental Authorities in connection with the Transactions or a Transferor MTO, unless (A) it consults with the other Party in advance and (B) gives the other Party the opportunity to attend and participate; provided that a party shall not attend or participate to the extent prohibited by such Governmental Authority. Neither Transferor nor Acquiror shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period, enter into any timing agreement with any Governmental Authority or withdraw its filing under the HSR Act or any other applicable Legal Requirement, without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed). Whether or not the Transactions are consummated, Acquiror shall be responsible for the payment of all filing fees and other disbursements to any third party or any Governmental Authority in connection with obtaining any approvals or making the Filings required pursuant to this Section 5.7 (including document translation fees or third-party expert fees but not including the costs of each Party’s own legal advisors). Notwithstanding anything to the contrary in this Section 5.7, each of Transferor and Acquiror may redact materials provided to the other Party: (x) to remove competitively sensitive information or information concerning valuation; (y) as necessary to comply with legal or contractual arrangements; and (z) as necessary to address reasonable attorney-client privilege or other privilege or confidentiality concerns (in which case unredacted versions may be provided, subject to applicable Legal Requirements, to the other Party’s counsel on an “external counsel” basis).
(c)    Acquiror and Transferor will comply as promptly as reasonably practicable with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Authority pursuant to a request for additional information and documents or otherwise. Each of Acquiror and Transferor shall use reasonable best efforts to avoid, and shall contest, administratively or in court, any ruling, Order or other Proceeding of any Governmental Authority or any other Person that would have the effect of staying, preventing, prohibiting, enjoining, or materially delaying the consummation of the Transactions, including by appeal if necessary. Nothing in this Agreement, including this Section 5.7(c), shall require or obligate Acquiror or Transferor to agree or otherwise be required to take any action or effort that would adversely impact the business of any of their respective Affiliates, which in the case of Transferor shall include Standard General LP and its Affiliates, and any investment funds or investment vehicles affiliated with, or managed or advised by, Standard General LP, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Standard General LP or of any such investment fund or investment vehicle.
(d)    Except as specifically required by this Agreement, Acquiror and Transferor will not, and will cause their respective Subsidiaries not to, take any action, or refrain from taking any action, the effect of which would be to materially delay or impede the ability of the Parties to consummate the Transactions. Without limiting the generality of the foregoing, Acquiror and Transferor shall not, and shall cause their respective Subsidiaries not to, directly or indirectly, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation could reasonably be expected to (i) impose any material delay in the obtaining of, or increase the risk of not obtaining, any Required Governmental Approvals or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering an Order delaying or prohibiting the Transactions, (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise or (iv) adversely impact the consummation of the Transactions.
5.8    Financing Cooperation.
(a)    From the date of this Agreement until the Closing, Transferor shall use its commercially reasonable efforts to provide, and to cause the Transferred Company Group and each of its Representatives to use commercially reasonable efforts to provide, at Acquiror’s sole cost and expense (provided that any such costs incurred by Transferor shall be reasonable and documented), customary cooperation, to the extent reasonably requested by Acquiror, in connection with the Debt Financing and/or any Permanent Debt Financing, including using commercially reasonable efforts to do the following: (i) causing appropriate members of senior management of the Business to participate in a reasonable number of lender and/or investor pre-marketing or marketing meetings, road shows, investor presentations, drafting and due diligence sessions and calls and sessions with ratings agencies, in each case, in connection with the Debt Financing and/or any Permanent Debt Financing and with reasonable advance notice and at reasonable times and locations to be mutually agreed upon (it being understood that any such meetings may take place via videoconference or web conference at Transferor’s option), (ii) providing all information regarding the Transferred Company Group and the Business reasonably required in connection with the Debt Financing and/or any Permanent Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, (iii) providing customary and reasonable assistance, including providing reasonable information and materials with respect to Transferor Group or the Transferred Company Group to Acquiror, to be used in Acquiror’s preparation of customary lender and investor presentations, rating agency presentations, offering memoranda and/or bank information memoranda for the Debt Financing and/or any Permanent Debt Financing, (iv) facilitating (if required) the obtaining of lien terminations, guarantee releases and instruments of discharge to be delivered at the Closing providing for the discharge and termination of the Encumbrances on the Transferred Company Group pursuant to the Credit Agreement and Note Purchase Agreement existing on the Closing Date, (v) as promptly as reasonably practicable (A) furnishing Acquiror with the Required Financial Information in connection with the Debt Financing and/or Permanent Debt Financing, (B) furnishing all other financial information and data of the Transferred Company Group to the independent accountants of Transferred Company Group as are reasonably required to support the independent accountants of Transferred Company Group in providing customary “comfort” letters (including customary “negative assurance” comfort) in connection with such Debt Financing and/or Permanent Debt Financing and (C) informing Acquiror if Transferor concludes that a restatement of any previously issued financial statements (or portion thereof) included in the Required Financial Information is reasonably probable or required in order for such financial statements (or portion thereof) to comply with IFRS-IASB, (vi) assisting Acquiror and the Debt Financing Source in their preparation of the Debt Disclosure Document and reviewing and commenting on the business description and “Management’s Discussion and Analysis” of the financial statements to be included in such Debt Disclosure Document and/or Offering/Listing Materials, (vii) requesting and facilitating its independent auditors to (A) provide, consistent with customary practice, customary accountant’s comfort letters (including customary “negative assurance” comfort), together with drafts of such comfort letters that such independent auditors are prepared to deliver upon the “pricing” of any securities being issued in connection with the Debt Financing and/or Permanent Debt Financing, and consents from Transferor’s independent auditors with respect to financial information regarding the Transferred Company Group and any audit reports issued thereon (it being understood that any such comfort will be in relation to IFRS-IASB) and (B) attend a reasonable and customary number of accounting due diligence sessions and drafting sessions, which sessions shall be telephonic or held by videoconference, and held at reasonable and mutually agreed times and with reasonable advance notice, (viii) assisting Acquiror in its preparation of, and facilitating execution and delivery of the definitive agreements and the schedules and exhibits thereto, (ix) using reasonable best efforts to deliver any original stock certificates and appropriate instruments of transfer of wholly owned Subsidiaries of the Transferred Company that are reasonably available to Transferor and constitute collateral for the Debt Financing and/or Permanent Debt Financing; it being understood that the effectiveness of such pledges shall be conditioned upon the occurrence of the Closing, (x) solely with respect to financial information and data derived from Transferor’s historical books and records already prepared or collected by Transferor in the ordinary course of business, providing reasonable and customary assistance to Acquiror with the preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by Acquiror or the Debt Financing Source and customarily included in any marketing materials or offering documents of the type required by the Debt Commitment Letter, (xi) to the extent the satisfaction of any condition requires the cooperation of, or is within the control of, the Transferor and not Acquiror, providing reasonable cooperation in satisfying the conditions precedent set forth in the Debt Commitment Letter as in effect as of the date hereof or any definitive agreement relating to the Debt Financing including any purchase or underwriting agreement, in each case as reasonably requested by the Debt Financing Source (provided that any such conditions precedent related to a Definitive Agreement are not more onerous or impose any material additional requirements that the conditions precedent set forth in the Debt Commitment Letter) and (xii) providing reasonable and customary updates to materials provided in the due diligence press and reasonable access, at mutually agreed times and places, and on a reasonable and customary number of occasions, to Transferor’s books and records (including by way of providing access via a virtual data room) and relevant personnel to the extent reasonably necessary to facilitate the issuance of customary “10b-5 opinions” or other disclosure opinions by counsel in connection with the issuance of bonds customary for debt financings of the type consistent with the Debt Financing and/or Permanent Debt Financing and in connection with the Debt Disclosure Document, at mutually agreed times and places; provided that nothing in this Agreement (including this Section 5.8) will require any such cooperation or action to the extent that it could (A) require Transferor or any of its Affiliates or any of their respective Subsidiaries or officers, directors, managers, employees, advisors, accountants, consultants, auditors, agents or other Representatives to pay (or agree to pay) any commitment, arrangement, underwriting, structuring or other fees, make any other payment, provide (or agree to provide) any indemnities, reimburse any expenses or otherwise incur any liability or other obligation in connection with the Debt Financing and/or any Permanent Debt Financing, (B) require Transferor or any of its Affiliates or any of their respective Subsidiaries or any individual who is a member of the board of directors (or other similar governing body) of such entities to pass resolutions or consents to approve, or authorize the execution of, the Debt Financing and/or any Permanent Debt Financing or any definitive agreement with respect thereto (other than with respect to the Transferred Company Group only, any such resolutions or consents that are subject to and conditioned upon, and do not become effective until, the occurrence of the Closing), (C) require Transferor or any of its Affiliates or any of their respective Subsidiaries or Representatives to enter into, execute or deliver any Contract or other documentation (other than (x) any authorization letters that may be required in accordance with the terms to this Section 5.8(a) and (y) with respect to the Transferred Company Group only, any such documents that (1) are executed or delivered, as applicable, by Persons who will continue as officers or members of the board of directors (or other similar governing body) of the Transferred Company Group after the occurrence of the Closing and (2) are subject to and conditioned upon, and do not become effective until, the occurrence of the Closing; and other than any “chief financial officer” or similar certificates or attestations customarily executed and delivered by officers or members of the board of directors (or other similar governing body), which are reasonably requested by and addressed to banks or other financial institutions in connection with the Debt Disclosure Document and the Offering/Listing Material), (D) impose any personal liability on the officers, directors, managers, employees, advisors, accountants, consultants, auditors, agents or other Representatives of Transferor, its Affiliates or their respective Subsidiaries, (E) require Transferor or any of its Affiliates or any of their respective Subsidiaries or Representatives to take any actions that, in the good-faith determination of Transferor or any of its Affiliates unreasonably interfere with the operation of the business of Transferor or any of its Affiliates or any of their respective Subsidiaries or Representatives or create an unreasonable risk of damage or destruction to any property or assets of Transferor or any of its Affiliates or any of their respective Subsidiaries or Representatives, (F) cause any representation or warranty in this Agreement to be breached by Transferor, its Affiliates or its Subsidiaries or require any waiver or amendment of the terms of this Agreement or any Contract to which Transferor, its Subsidiaries or any of their respective Affiliates is a party, (G) conflict with or result in any violation of the organizational documents of Transferor or its Subsidiaries or any of their respective Affiliates or any Legal Requirement, (H) result in the contravention of, or result in a violation or breach of, or a default (with or without notice, the lapse of time, or both) under, any Contract to which Transferor, its Subsidiaries or any of their respective Affiliates is party or by which they are bound, (I) provide access to or disclose information that Transferor or its Subsidiaries reasonably determine would jeopardize any attorney-client or similar privilege or protection of Transferor or any of its Affiliates or any of their respective Subsidiaries or Representatives, or (J) require Transferor or any of its Affiliates or any of their respective Subsidiaries or Representatives to provide any solvency or other similar certificate of its chief financial officer or similar Representative or (K) or any other financial statements or information that cannot be produced or provided without unreasonable cost or expense and is not prepared in the ordinary course of the Transferor Group’s or Transferred Company Group’s financial reporting practice. Notwithstanding anything to the contrary herein, the failure of Transferor or any of its Affiliates or any of their respective Subsidiaries or Representatives to comply with this Section 5.8 shall not give rise to the failure of a condition precedent set forth in Section 7.1(b) or termination right pursuant to Section 8.1(b) unless Acquiror’s failure to obtain the Debt Financing was due solely to the material breach of the obligations of Transferor to comply with its obligations under this Section 5.8.
(b)    Transferor and the Transferred Company Group hereby consent to the customary use of their logos in connection with a Debt Financing and/or any Permanent Debt Financing prior to the Closing Date; provided that such logos are used solely in connection with a description of Transferor and the Transferred Company and their businesses and in a manner that is not intended or reasonably likely to (i) harm or disparage Transferor or its Subsidiaries or their reputation, goodwill or marks, (ii) otherwise materially adversely affect Transferor or any of its Subsidiaries or (iii) in any manner, violate any existing contractual obligations of Transferor or any of its Subsidiaries.
(c)    Notwithstanding any other provision set forth herein or in any other agreement between Transferor and Acquiror (or their respective Affiliates), Transferor agrees that Acquiror and its Affiliates may share any confidential information with respect to Transferor, the Transferred Company Group and the Business with any Debt Financing Sources, and that Acquiror and their respective Affiliates and such Debt Financing Sources may share such information with potential Debt Financing Sources in connection with any marketing efforts with respect to the Debt Financing and/or any Permanent Debt Financing; provided that the recipients of such information and any other confidential information contemplated to be provided by Transferor and the Transferred Company Group or any of their respective Affiliates pursuant to this Section 5.8 agree to customary confidentiality arrangements reasonably satisfactory to Transferor and of which Transferor is a beneficiary, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books; provided further that all other non-public or other confidential information provided by Transferor or the Transferred Company Group will be kept confidential in accordance with the confidentiality provisions of this Agreement.
(d)    Whether or not the Closing occurs, Acquiror will promptly reimburse Transferor and its Subsidiaries for any reasonable and documented out-of-pocket costs and expenses incurred or otherwise payable by Transferor or any of its Affiliates or any of their respective Subsidiaries or Representatives in connection with their cooperation or efforts in performing their obligations under this Section 5.8 or otherwise in complying with their obligations in connection with the arrangement of the Debt Financing and/or any Permanent Debt Financing (including actions taken in accordance with this Section 5.8), except to the extent that any of the foregoing arises from the willful misconduct of Transferor or its Subsidiaries.
(e)    Acquiror shall in no event use or permit the use of a Debt Disclosure Document or any other documentation in relation to any Debt Financing or Permanent Debt Financing in whose preparation and/or finalization Transferor has reasonably requested to be involved without the prior approval of the Transferor (not to be unreasonably withheld, conditioned or delayed). If, at any time prior to the Closing, any information relating to the Acquiror Group or the Transferred Company Group, or any of their respective Affiliates, directors or officers, should be discovered by Acquiror or Transferor that Acquiror or Transferor reasonably believes should be set forth in an amendment or supplement to a Debt Disclosure Document in order that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or that constitutes a material change or material new matter that would require a supplement to the relevant a Debt Disclosure Document under applicable Legal Requirements, such Party shall promptly notify the other Party, and each of Acquiror and Transferor shall use reasonable best efforts, and reasonably cooperate with each other, to agree any appropriate amendment or supplement describing the relevant information that may be required as promptly as practicable, and to the extent required by applicable Legal Requirements, Acquiror shall thereafter promptly publish or otherwise disseminate the relevant amendment or supplement in a manner consistent with applicable Legal Requirements; provided that in no event shall Acquiror or Transferor cause (or be required to cause) the Debt Disclosure Document to be used or become effective if, in Acquiror’s or Transferor’s reasonable judgement, such document would include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. For the avoidance of doubt, without the prior approval of Transferor (not to be unreasonably withheld, conditioned or delayed), Acquiror shall not, and shall procure that the Acquiror Entities and its Representatives do not, consummate (or enter into any binding arrangement to consummate) any Debt Financing or Permanent Debt Financing other than in accordance with the terms of a relevant Debt Disclosure Document previously approved by Transferor.
(f)    The Parties acknowledge and agree that the provisions contained in this Section 5.8 represent the sole obligation of Transferor and its Affiliates and any of their respective Subsidiaries or Representatives with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing and/or any Permanent Debt Financing) to be obtained by Acquiror with respect to the Transactions (including the Debt Commitment Letter and Bridge Facility Agreement), and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Debt Commitment Letter and Bridge Facility Agreement shall be deemed to expand or modify such obligations.
5.9    Financing Obligation.
(a)    Acquiror shall, and shall cause its Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to obtain and to consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letter and Bridge Facility Agreement as promptly as practicable following the date of this Agreement, including to: (i) maintain in effect the Debt Commitment Letter, the Bridge Facility Agreement and the definitive long form financing agreements to be entered into in relation to the Debt Financing (the “Definitive Agreements”) on the terms and conditions contained therein until the Transactions are consummated; (ii) maintain in effect the Debt Financing, the Bridge Facility Agreement and Definitive Agreements; (iii) enter into and deliver the Bridge Facility Agreement and require the Debt Financing Sources to enter into and deliver the Bridge Facility Agreement prior to Closing if required and negotiate, enter into and deliver the Definitive Agreements on a timely basis on the terms and conditions contained therein or on other terms acceptable to Acquiror that would not: (A) reduce the aggregate amount of the Debt Financing; or (B) impose new or additional conditions precedent to the receipt of the Debt Financing; (iv) satisfy on a timely basis (or obtain a waiver of) all conditions applicable to Acquiror and/or its Affiliates contained in the Debt Commitment Letter, the Bridge Facility Agreement and the Definitive Agreements within their control, including the payment of any commitment, engagement, or placement fees required as a condition to the Debt Financing (to the extent in the control of Acquiror); (v) enforce all of its rights, and the obligations of the other parties, under the Debt Commitment Letter, the Bridge Facility Agreement and the Definitive Agreements (including by instituting appropriate legal proceedings in a timely manner); (vi) consummating, and obtaining the proceeds of, the Debt Financing at or prior to the Closing; and (vii) satisfying on a timely basis all conditions applicable to Acquiror contained in the Debt Commitment Letter within its control. Acquiror shall keep Transferor informed on a current and timely basis and in reasonable detail of the status of its efforts to obtain the Debt Financing (including, upon reasonable request, providing Transferor with copies of the Bridge Facility Agreement, all Definitive Agreements and other documents related to the Debt Financing) and of developments concerning the timing of the closing of the Debt Financing. If all of the conditions to Acquiror’s obligations under Article VII (other than those conditions that, by their terms, shall be, and are capable of being, satisfied on the Closing Date) have been satisfied or waived, Acquiror shall cause the Debt Financing to be consummated, and shall take all actions within Acquiror’s control to cause (and to enforce the obligations of) the Debt Financing Sources to fund the Debt Financing.
(b)    Acquiror shall not, and shall cause its Affiliates not to, without the prior written approval of the Transferor: permit any amendment, modification, waiver, cancellation, termination, participation, transfer or assignment of the Debt Commitment Letter, the Bridge Facility Agreement or any Definitive Agreement or any other provision of, or remedies under, the Debt Commitment Letter, the Bridge Facility Agreement or any Definitive Agreement or replace all or any portion of the Debt Financing. Acquiror shall not, and shall cause its Affiliates not to, without the prior written approval of Transferor terminate the Debt Commitment Letter, the Bridge Facility Agreement or any Definitive Agreement or cancel any of the commitments of the Debt Financing Sources thereunder.
(c)    If any portion of the Debt Financing becomes unavailable for any reason on the terms and conditions contemplated in the Debt Commitment Letter, or if Acquiror reasonably determines that such funds may become unavailable to Acquiror on the terms and conditions set forth therein, Acquiror shall as promptly as practicable following the occurrence of such event: (i) notify Transferor in writing thereof and the reasons giving rise to such event; (ii) use its reasonable best efforts, in cooperation with Acquiror, to arrange and obtain, as promptly as possible following the occurrence of such event, alternative financing for any such unavailable portion of the Debt Financing from the same or alternative sources, which may include one or more of a loan financing, an offering and sale of notes, or any other financing or offer and sale of other debt securities, or any combination thereof, (A) in an amount equal to or greater than, when added to any portion of the Debt Financing that is and will be available, the portion of the Debt Financing that became unavailable on terms materially no less favorable to Acquiror than the Debt Commitment Letter as of the date of this Agreement, (B) containing conditions that (x) are not more onerous to Acquiror than those conditions contained in the Debt Commitment Letter as of the date of this Agreement and (y) could not reasonably be expected to delay the Closing and (C) which are otherwise mutually acceptable to Transferor and Acquiror, acting in good faith and reasonably in the circumstances (any such alternative financing, the “Alternative Debt Financing”); and (iii) obtain a new financing commitment letter (together with its related term sheets and fee letters, the “Alternative Debt Commitment Letter”) or a new definitive agreement with respect thereto that provides for such Alternative Debt Financing and, promptly after execution thereof, deliver to Transferor true, complete and correct copies of the Alternative Debt Commitment Letter and related definitive financing documents with respect to such Alternative Debt Financing. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.9 shall require, and in no event shall the reasonable best efforts of Acquiror be deemed or construed to require, Acquiror to pay any fees or any interest rates applicable to the Debt Financing in excess of those contemplated by the Debt Commitment Letter, or agree to terms materially less favorable (taken as a whole) to Acquiror or Transferor than the terms contained in or contemplated by the Debt Commitment Letter as of the date hereof (in either case, whether to secure waiver of any conditions contained therein or otherwise). In the event Acquiror obtains Alternative Debt Financing in accordance with this Section 5.9, references to “Debt Financing,”

“Debt Financing Sources,” and “Definitive Agreements” (and other like terms in this Agreement) as used in this Agreement shall be deemed to include any Alternative Debt Financing (and consequently the term “Debt Financing” shall include any available portion of the then-existing Debt Financing and the Alternative Debt Financing), the term “Debt Commitment Letter” as used in this Agreement shall be deemed to include any Alternative Debt Commitment Letter and the term “Bridge Facility Agreement” as used in this Agreement shall be deemed to include any interim facility agreement contemplated by the Alternative Debt Commitment Letter.
(d)    Acquiror shall, as promptly as practicable after obtaining knowledge thereof, give Transferor written notice of any: (i) actual or threatened (in writing) default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) related to the Debt Financing; (ii) actual or threatened withdrawal, repudiation or termination by any party to the Debt Commitment Letter, the Bridge Facility Agreement or Definitive Agreements; (iii) material dispute or disagreement between or among any parties to the Debt Commitment Letter, the Bridge Facility Agreement or Definitive Agreements; (iv) amendment or modification of, or waiver under, the Debt Commitment Letter, the Bridge Facility Agreement and/or the Definitive Agreements; or (v) any reason for which Acquiror at any time reasonably resolves that it will not be able to obtain all or any portion of the Debt Financing contemplated herein.
(e)    For the purposes of this Agreement, in the event Acquiror amends, modifies, supplements, replaces or waives the Debt Commitment Letter, the Bridge Facility Agreement or any Definitive Agreement in accordance with this Section 5.9, references to “Debt Commitment Letter”, “Debt Financing”, “Bridge Facility Agreement”, “Financing”, “Debt Financing Sources” and “Definitive Agreements” (and any other like terms in this Agreement) as used in this Agreement shall be deemed to refer to the Debt Financing and include the Debt Commitment Letter, the Bridge Facility Agreement, the Definitive Agreements and any document related thereto as so amended, waived, modified or replaced. In the event all conditions to the Debt Financing have been satisfied (or waived) and all of the conditions set forth in Section 7.1 and Section 7.3 (not including conditions which are to be satisfied by the delivery of documents, or taking of any other action, at the Closing by any party) have been satisfied (or waived), Acquiror shall use its reasonable best efforts to cause the Debt Financing Sources to fund the Debt Financing for purposes of consummating the Transactions.
5.10    Change of Control / Refinancing Waivers.
(a)    With respect to (i) each Contract of the Acquiror Group in respect of which the consummation of the Transactions is reasonably expected to result in a breach, or to constitute a default (with or without notice or lapse of time, or both) or change of control, or to result in (or give rise to a counterparty right to) the termination, modification, cancellation or acceleration of any material obligation or to the loss of any material benefit thereunder (the “Acquiror Group Waiver Contracts”), and (ii) any financial indebtedness of the Acquiror Group whose existing terms do not permit such financial indebtedness to be refinanced as part of the Refinancing (including the Greek retail bonds of €130,000,000 aggregate principal amount issued on February 28, 2024) (the “Acquiror Group Waiver Financings”), Acquiror shall use commercially reasonable efforts to obtain, as promptly as practicable after the date of this Agreement, any consents, approvals, amendments or waivers to the terms thereof that will (in the case of the

Acquiror Group Waiver Contracts) eliminate any such adverse consequences upon consummation of the Transactions and (in the case of the Acquiror Group Waiver Financings) permit the relevant financings to be repaid, prepaid or otherwise refinanced as part of the Refinancing (or, only with the prior written consent of Transferor, to remain outstanding on amended terms), in each case on terms reasonably acceptable to Acquiror and Transferor, and thereafter promptly deliver to Transferor evidence of the effectiveness of any such consents, approvals, amendments or waivers. In connection with the foregoing, Acquiror shall cooperate in good faith with Transferor in determining the form and content of any required consents, approvals, amendments or waivers, and the manner in which any such consents, approvals, amendments or waivers are intended to be obtained or effected, and take any and all actions as Transferor may reasonably request in relation thereto.
(b)    With respect to each Contract of the Business, the Transferor Group and its Affiliates (with respect to the Business), in respect of which the consummation of the Transactions is reasonably expected to result in a breach, or to constitute a default (with or without notice or lapse of time, or both) or change of control, or to result in (or give rise to a counterparty right to) the termination, modification, cancellation or acceleration of any material obligation or to the loss of any material benefit thereunder, Transferor and its Affiliates (with respect to the Business) shall use commercially reasonable efforts to obtain, as promptly as practicable after the date of this Agreement, any consents, approvals, amendments or waivers to the terms thereof, in each case on terms reasonably acceptable to Acquiror and Transferor, and thereafter promptly deliver to Acquiror evidence of the effectiveness of any such consents, approvals, amendments or waivers. In connection with the foregoing, Transferor shall cooperate in good faith with Acquiror in determining the form and content of any required consents, approvals, amendments or waivers, and the manner in which any such consents, approvals, amendments or waivers are intended to be obtained or effected, and take any and all actions as Acquiror may reasonably request in relation thereto.
5.11    Refinancing. Acquiror shall, or shall procure that its relevant Subsidiaries shall, deliver all notices and use commercially reasonable efforts to take any other actions necessary (including any and all actions reasonably requested by Transferor) to facilitate the Refinancing at the Closing.
5.12    D&O Indemnification and Insurance.
(a)    From and after the Closing and until the sixth (6th) anniversary of the Closing, Acquiror shall, and shall cause the Transferred Company Group to, (i) indemnify, defend and hold harmless all of the past and present directors or officers of the Transferred Company Group (collectively, the “D&O Indemnitees”) against any and all reasonable and documented costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, Proceeding or other matter, arising out of, relating to or resulting from the fact that such D&O Indemnitee is or was a director or officer of the Transferred Company Group or is or was serving at the request of the Transferred Company Group as a director or officer of any other Person whether asserted or claimed prior to, at or after the Closing (including with respect to any acts or omissions in connection with any Transaction Document and the consummation of the Transactions, but excluding with respect to any acts or omission that shall be judicially determined to constitute Fraud, gross negligence or willful misconduct by such D&O Indemnitee) and, with respect to any individual that was a director, officer or employee of Transferor, on the one hand, and a director or officer of any Transferred Company, on the other hand, solely to the extent such person was acting in his or her capacity as a director or officer of such Transferred Company and provide advancement of expenses to the D&O Indemnitees promptly after receipt of a written request for such advancement to the extent permitted by applicable Legal Requirements and the organizational documents of the applicable Transferred Company Entity, in all such cases, to the greatest extent permitted by applicable Legal Requirement and the organizational documents of the applicable Transferred Company Entity, (ii) maintain in effect the provisions regarding indemnification, advancement of expenses and exculpation from liability as set forth in the articles of association or other organizational documents of the Transferred Company Entities, which provisions shall not be amended, repealed or otherwise modified in any manner that could adversely affect the rights thereunder of any D&O Indemnitee without his/her written consent for a period of six (6) years after the Closing, except to the extent required by applicable Legal Requirement, and (iii) not settle, compromise or consent to the entry of any judgment in any actual or threatened claim, Proceeding or other matter (and in which indemnification was or could be sought by a D&O Indemnitee hereunder), unless such settlement, compromise or consent includes an unconditional release of such D&O Indemnitee from all liability arising out of, relating to or resulting from such actual or threatened claim, Proceeding or other matter or such D&O Indemnitee otherwise consents in writing to such settlement, compromise or judgment or the D&O Indemnitee otherwise provides prior written consent thereto.
(b)    At or prior to the Closing, Transferor shall, obtain six (6)-year irrevocable and non-cancellable directors’ and officers’ liability, employment practices liability and fiduciary liability “tail” insurance covering the D&O Indemnitees and any other natural persons who are covered by the directors’ and officers’ liability, employment practices liability and fiduciary liability insurance maintained by or for the benefit of the Transferred Company Group in effect as of the Closing (such persons “Insured Persons” and such insurance “Current Insurance”), with respect to any actual or alleged error, misstatement, misleading statement, act, omission, circumstance, event, neglect, breach of duty or any other matter claimed against an Insured Person, in each case, that actually or allegedly existed or occurred at or prior to the Closing, on terms and conditions, including limits and retentions, substantially equivalent to the Current Insurance with respect to Insured Persons; provided that if such “tail” insurance is not reasonably available, then Transferor shall obtain the most advantageous coverage that is reasonably available. Acquiror shall, and shall cause the Transferred Company Group to, maintain such insurance in full force and effect from and after the Closing and shall not, and shall cause the Transferred Company Group not to amend the terms and conditions of such insurance in any manner that may be adverse to the Insured Persons. The cost of such “tail” insurance shall constitute a Transaction Expense pursuant to this Agreement.
(c)    If, following the Closing, any Transferred Company Entity or any of its successors or assigns: (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made to ensure that the successors and assigns of the Transferred ompany Entity or any of its successors or assigns, as the case may be, shall assume all of the obligations set forth in this Section 5.12.

(d)    With respect to any indemnification obligations of Acquiror and the Transferred Company Group pursuant to this Section 5.12, Acquiror acknowledges and agrees that: (i) Acquiror and the Transferred Company Group shall be the indemnitors of first resort (i.e., their obligations to an applicable D&O Indemnitee are primary, and any obligation of any other Person to advance expenses or to provide indemnification and/or insurance for the same expenses or liabilities incurred by such D&O Indemnitee are secondary) and (ii) Acquiror shall, and shall cause the Transferred Company Group to, irrevocably waive, relinquish and release any such other Person from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof; provided that nothing in this Agreement is intended to relieve, or shall be construed as relieving, any insurer of its obligations under any insurance policy.
(e)    The obligations of Acquiror and the Transferred Company Group under this Section 5.12 shall not be terminated, amended or modified in any manner that would materially and adversely affect the rights any D&O Indemnitee (including such Person’s successors, heirs and legal representatives) to whom this Section 5.12 applies without the written consent of such affected D&O Indemnitee (it being expressly agreed that the D&O Indemnitee to whom this Section 5.12 applies shall be third-party beneficiaries of this Section 5.12, and this Section 5.12 shall be enforceable by such D&O Indemnitee and their respective successors, heirs and legal representatives and shall be binding on all successors and assigns of Acquiror and the Transferred Company Group).
5.13    Litigation Support.
(a)    Subject to the provisions of Article VIII, in the event that, and for so long as, Transferor or any of its Affiliates is prosecuting, contesting or defending any Proceeding, investigation, charge, claim or demand by or against a third party (for the avoidance of doubt, other than Acquiror or any of its Affiliates) in connection with (a) the Transactions, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business or the Transferred Company, Acquiror and the Transferred Company shall, and shall cause their Subsidiaries (and their respective officers and employees) to, at the reasonable written request of Transferor, reasonably cooperate with Transferor and its counsel in such prosecution, contest or defense, including making available its personnel, and providing such testimony and access to its books and records and other information as shall be reasonably necessary in connection with such prosecution, contest or defense; provided that such cooperation does not unreasonably interfere with the conduct of Acquiror and its Affiliates.
(b)    Subject to the provisions of Article VIII, in the event that and for so long as the Transferred Company or any of the Transferred Company’s Subsidiaries is prosecuting, contesting or defending any Proceeding, investigation, charge, claim or demand by or against a third party (for the avoidance of doubt, other than Transferor or any of its Affiliates) in connection with (a) the Transactions, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the businesses of the Transferor Group (other than the Business), Transferor shall, and shall cause its Subsidiaries (and its and their officers and employees) to, at the reasonable written request of the Transferred Company, cooperate with the Transferred Company and its counsel in such prosecution, contest or defense, including making available its personnel, and providing such testimony and access to its books and records and other information as shall be reasonably necessary in connection with such prosecution, contest or defense; provided that such cooperation does not unreasonably interfere with the conduct of Transferor and its Affiliates.
(c)    Notwithstanding anything in this Agreement to the contrary, neither Transferor nor any of its Affiliates, on the one hand, or Acquiror or any of its Affiliates, on the other hand, shall be required to provide access to or disclose information to the other Party where, in the reasonable judgment of a party, such access or disclosure would jeopardize attorney-client or other applicable privilege or protection, or contravene any Legal Requirement or contractual obligations of the other Party or its Affiliates (it being agreed that, in the event that the restrictions set forth in this sentence apply, such Party shall cooperate in good faith to attempt to design and implement alternative disclosure arrangements to enable the other Party to evaluate any such information without violating an obligation of confidentiality to any third party, jeopardizing the attorney-client privilege or contravening any Legal Requirement or contractual obligations).
5.14    Wrong Pockets.
(a)    Transferor shall, or shall cause its applicable Subsidiary to, promptly pay or deliver to the Transferred Company (or its designated Subsidiaries) (with appropriate endorsements, as applicable) any monies or checks that have been sent to Transferor or any of its Subsidiaries after the Closing Date to the extent that they are primarily related to the Business or are otherwise the property of any Transferred Company Entity and Transferor shall account to the Transferred Company for all such receipts of monies or checks.
(b)    Acquiror shall, or shall cause the Transferred Company Entities to, promptly pay or deliver to Transferor (or its designated Affiliates) (with appropriate endorsements, as applicable) any monies or checks that have been sent to Acquiror, the Transferred Company or any of their Subsidiaries after the Closing Date to the extent that they are primarily related to the businesses of the Transferor Group (other than the Business) or are otherwise the property of Transferor or its Subsidiaries and Acquiror shall account to Transferor for all such receipts of monies or checks.
(c)    Without limiting the generality of the foregoing, Transferor agrees that the Transferred Company Group shall, following the Closing, have the right and authority to endorse any checks or drafts received by any of them in respect of any account receivable of the Business and Transferor shall furnish to the Transferred Company Group such evidence of this authority as the Transferred Company Group may reasonably request. Following the Closing, if Acquiror, the Transferred Company or any of their Subsidiaries receives any mail or packages addressed to Transferor or any of its Affiliates not relating to the Business, and the Transferred Company shall promptly deliver (or cause to be delivered) such mail or packages to Transferor. Following the Closing, if Transferor or any of its Affiliates receives any mail or packages delivered to Transferor or its Affiliates relating to the Business, Transferor shall promptly deliver (or cause to be delivered) such mail or packages to the Transferred Company.
5.15    Further Assurances. From time to time following the Closing, each of Transferor and Acquiror shall execute, acknowledge and deliver all reasonable further conveyances, notices,

assumptions, releases and acquittances and such other instruments, and shall take such reasonable actions as may be necessary or appropriate to make effective the Transactions as may be reasonably requested by the other Party; provided, however, that except as otherwise provided in any Transaction Document, nothing in this Section 5.15 shall require any Party or any of their respective Affiliates to expend any money, commence or participate in any Proceeding, incur liabilities or offer or grant any accommodation (financial or otherwise) to any third party following the Closing.
5.16    Non-Solicitation of Employees. For a period of twenty-four (24) months from the Closing Date (the “Non-Solicitation Period”), except as contemplated by this Agreement and the other Transaction Documents, without the prior written consent of Acquiror, as to any Business Employee employed following the Closing Date by Acquiror or its Subsidiaries (including the Transferred Company Entities) who held a management-level position or higher (including Vice President or above) at any time during the Non-Solicitation Period (an “Acquiror Covered Person”), Transferor agrees that none of Transferor or any of its Subsidiaries will solicit for employment any Acquiror Covered Person; provided that Transferor and its Subsidiaries shall not be precluded from soliciting, or taking any other action with respect to, any such individual (i) whose employment with Acquiror or its Subsidiaries ceased at least three (3) months prior to commencement of employment discussions between Transferor or its Subsidiaries and such individual, (ii) who responds to a general public solicitation not specifically targeted at such individual or any other employees of Acquiror or any of its Subsidiaries (including by a search firm or recruiting agency) or (iii) who initiates discussions regarding such employment without any solicitation by Transferor or its Subsidiaries in violation of this Agreement; and provided further that Transferor and its Affiliates shall not be restricted from engaging in solicitations or advertising not targeted at any such Persons described above.
5.17    Non-Compete. Transferor agrees that, for a period of thirty-six (36) months from the Closing Date it shall not, and shall cause its Subsidiaries not to, directly or indirectly, without the prior written consent of Acquiror, own, operate, control, manage, invest in or otherwise engage in any manner (whether as principal, partner, shareholder, member, consultant, contractor, or otherwise) in the business of providing B2C online sports / gaming services in the United Kingdom, Spain and Ireland (the “Restricted Business”), as conducted by the Transferred Company Group wherever the Business conducts business as of the Closing Date; provided that, notwithstanding the foregoing, Transferor and its Subsidiaries will not be restricted, limited or prohibited from (a) performing its or their obligations or exercising its or their respective rights under this Agreement or the other Transaction Documents; (b) continuing to engage in any business (other than the Business) that Transferor or any of its Affiliates (other than the Transferred Company Group) engages in as of the Closing Date; (c) acquiring or owning voting securities of Acquiror, or acquiring or owning not more than fifteen percent (15%) of the outstanding voting securities or similar equity interests of an entity or business that, directly or indirectly, engages in the Restricted Business; or (d) acquiring or investing in, and after such acquisition or investment, continuing to own and operate, an entity or business that engages in the Restricted Business if such operations that are in the Restricted Business account for less than twenty-five (25%) of the consolidated revenues of such entity or business for the twelve (12)-month period ended at the fiscal quarter immediately prior to the execution of a definitive agreement for such acquisition or investment.
5.18    Mislocated Assets.
(a)    If at any time after the Closing, Acquiror or one of the Transferred Company Entities, on the one hand, or Transferor or its Subsidiaries, on the other hand, is or becomes aware that any asset or liability held by the Transferred Company Group as of Closing is a Non-Business Asset or a Non-Business Liability, respectively, it shall inform the other Party of such fact in writing and (i) Acquiror shall, or shall cause the appropriate Transferred Company Entity to, return or transfer and convey (without further consideration) to Transferor or the appropriate Subsidiary of Transferor such Non-Business Asset or Non-Business Liability; provided that (x) such transfer shall not impose any material cost, liability, or obligation on Acquiror, and (y) Transferor shall be responsible for obtaining, at its sole cost and expense, any required third-party consents or approvals necessary to effect such return, transfer or conveyance and (ii) Transferor and Acquiror shall, and shall cause their applicable Subsidiaries to, (A) if such Non-Business Asset or Non-Business Liability cannot be so returned, transferred or conveyed or directly assumed, enter into such reasonable arrangements (including back-to-back subleasing, sublicensing, subcontracting or other similar arrangements) as shall enable Transferor and its applicable Subsidiary to enjoy the benefits or the responsibility of the applicable Non-Business Asset or Non-Business Liability as if such conveyance or assumption had occurred as of the Closing and (B) execute such documents or instruments of conveyance or assumption and take such further acts as are reasonably necessary or desirable to effect the transfer of such Non-Business Asset or Non-Business Liability back to Transferor or its applicable Subsidiary, in each case such that each of Transferor and Acquiror is put into the same economic position as if such action had been taken on or prior to the Closing Date.
(b)    If, at any time after the Closing, Acquiror or the Transferred Company, on the one hand, or Transferor, on the other hand, is or becomes aware that any asset or liability held by Transferor or any of its Subsidiaries as of Closing is a Business Asset or a Business Liability, respectively, it shall inform the other Party of such fact in writing and (i) Transferor shall return or transfer and convey (without further consideration) to the Transferred Company or the applicable Subsidiary of the Transferred Company such Business Asset or Business Liability, provided that (x) such transfer shall not impose any material cost, liability, or obligation on Acquiror, and (y) Transferor shall be responsible for obtaining, at its sole cost and expense, any required third-party consents or approvals necessary to effect such return, transfer or conveyance; and (ii) Transferor and Acquiror shall, and shall cause their applicable Affiliates to, (A) if such Business Asset or Business Liability cannot be so returned, transferred or conveyed or directly assumed, enter into such reasonable arrangements (including back-to-back subleasing, sublicensing, subcontracting or other similar arrangements) as shall enable the Transferred Company to enjoy the benefits or the responsibility of the applicable Business Asset or Business Liability as if such conveyance or assumption had occurred as of the Closing and (B) execute such documents or instruments of conveyance or assumption and take such further acts as are reasonably necessary or desirable to effect the transfer of such Business Asset or Business Liability back to the Transferred Company or its applicable Subsidiary, in each case such that each of Transferor and Acquiror is put into the same economic position as if such action had been taken on or prior to the Closing Date.

(c)    Any action taken pursuant to this Section 5.18 after the Closing Date shall be deemed for purposes of calculating the Closing Working Capital and the Closing Funded Debt pursuant to Section 2.6 to have occurred as of immediately prior to Closing on the Closing Date.
5.19    Cooperation Matters. As promptly as possible following the date hereof, but in no event later than ten (10) days after the date hereof, the Parties shall each appoint representatives of such Party as such Party deems appropriate (together, the “Joint Steering Committee”), all of whom will be subject to confidentiality and other restrictions necessary or appropriate to ensure compliance with applicable Legal Requirements, for the purposes set forth in this Section 5.19. As soon as reasonably practicable following the appointment of the Joint Steering Committee and from time to time during the period prior to Closing, such committee will confer to discuss and plan for the post-Closing transition and operation of the Business, which may include such agenda items as the Parties from time to time determine appropriate. Each of the Parties shall allocate sufficient personnel and other resources, reasonably cooperate, and negotiate in good faith to permit the Joint Steering Committee to carry out its responsibilities as set out in this Section 5.19. All actions taken by the Joint Steering Committee will require the unanimous approval of the representatives of each of Transferor and Acquiror serving on the Joint Steering Committee; provided, however, that any matters that are unable to be resolved by the Joint Steering Committee for a period of more than fourteen (14) days shall be escalated to Transferor and Acquiror’s respective Chief Executive Officers for resolution.
5.20    Interim Management Accounts. As promptly as practicable following each calendar month (but in any event no later than fifteen (15) days of the end of each calendar month) prior to the Closing Date, Transferor shall deliver to Acquiror monthly management accounts for the Transferred Company Group. In addition, as promptly as practicable following each fiscal quarter prior to the Closing Date (but in any event no later than thirty (30) days of the end of each fiscal quarter), Transferor shall deliver to Acquiror quarterly management accounts for the Transferred Company Group for the three, six, nine or twelve months then ended, as applicable. Transferor covenants that such management accounts be prepared in good faith and be derived from and is in accordance, in all material respects, with the books and records that are regularly maintained by Transferor and its Subsidiaries.
5.21    Notification of Certain Matters.
(a)    Notification by Transferor. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the valid termination of this Agreement pursuant to Article VIII and the Closing, Transferor will give prompt notice to Acquiror upon becoming aware that any representation or warranty made by Transferor in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Transferor to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of Acquiror to consummate the Transactions set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing; provided that no such notification will affect or be deemed to modify any representation or warranty of Transferor set forth in this Agreement or the conditions to the obligations of Acquiror to consummate the Transactions or the remedies available to the Parties under this Agreement.

(b)    Notification by Acquiror. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the valid termination of this Agreement pursuant to Article VIII and the Closing, Acquiror will give prompt notice to Transferor upon becoming aware that any representation or warranty made by Acquiror in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Acquiror to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of Transferor to consummate the Transactions set forth in Section 7.1(a) or Section 7.1(b) to fail to be satisfied at the Closing; provided that no such notification will affect or be deemed to modify any representation or warranty of Acquiror set forth in this Agreement or the conditions to the obligations of Transferor to consummate the Transactions or the remedies available to the Parties under this Agreement.
5.22    Public Statements and Disclosure. Other than the joint press release by the Parties on July 1, 2025, no Party nor any Affiliate or Representative of such Party shall issue or cause the publication of any press release or public announcement, in respect of this Agreement or the other transactions contemplated by this Agreement, without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Legal Requirement or stock exchange rules, in which case the Party required to publish such press release or public announcement shall, to the extent practicable and legally permitted, use reasonable efforts to provide the other Party a reasonable opportunity to comment on such press release or public announcement in advance of such publication and shall consider such comments in good faith; provided that (x) the foregoing shall not apply to any press release or public announcement so long as any statements contained therein concerning the transactions contemplated by this Agreement are consistent with the joint release by the Parties on July 1, 2025 and other then-previous releases or announcements made in compliance with the provisions of this Section 5.22 and (y) notwithstanding the foregoing provisions of this Section 5.22, each Party shall be entitled, without the written consent of the other Party, to answer questions from analysts and investors of Transferor and Acquiror, respectively, related to the Transactions contemplated under this Agreement. The Parties will consult with each other concerning the means by which the employees, customers, suppliers and partners of the Transferred Company Group and other Persons having dealings with the Transferred Company Group will be informed of the Transactions contemplated by this Agreement.
5.23    Transaction Litigation. Prior to the Closing, Transferor and Acquiror will each provide the other Party with prompt notice (and in any event within forty-eight (48) hours of becoming aware thereof) of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep such Party reasonably informed with respect to the status thereof. Transferor and Acquiror (a) will, unless reasonably determined to be unnecessary based on the circumstances, enter into a reasonable and customary common interest agreement to facilitate the sharing of privileged information concerning the Transaction Litigation and (b) will each (i) provide the other Party the opportunity to review and propose comments with respect to all filings, pleadings and responses proposed to be filed or submitted by or on behalf of Transferor or Acquiror, as the case may be, prior to such filing or submission, and the applicable Party shall consider such comments in good faith, (ii) give the other Party a reasonable opportunity to review in advance all materials proposed to be delivered by or on behalf of Transferor or Acquiror, as the case may be, in connection with any discovery or document production with respect to such Transaction Litigation, (iii) give the other Party the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (iv) consult with the other Party with respect to the defense, settlement and prosecution of any Transaction Litigation. Neither Transferor nor Acquiror shall compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless the other Party has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 5.23, “participate” means that a Party will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation (to the extent that the attorney-client privilege between the applicable Party and its counsel is not undermined), and such Party may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.
5.24    Share Capital Increase EGM; Support Solicitation Processes.
(a)    Acquiror will take all action necessary in accordance with applicable Legal Requirements and Acquiror’s organizational documents to, on the earliest practicable date in the sixth (6th) week following the Announcement Date (such day, the “Convening Date”), announce and convene a general assembly of the holders of the Acquiror Ordinary Shares (the “Share Capital Increase EGM”) that will then be held on the earliest practicable date following the Convening Date (or such other date that Acquiror and Transferor may agree) for purposes of approving the Required Enabling Shareholder Approvals (it being understood that the earliest practicable date for the Share Capital Increase EGM will be the date that is the minimum twenty (20) clear days following the Convening Date required by Greek Company Law, except in the event that Acquiror Board has, on or prior to the Convening Date, been informed that any Person has become subject to an obligation under Greek Law 3461/2006 to conduct a mandatory tender offer (an “MTO”), including any mandatory tender offer by a Subsidiary of Transferor (a “Transferor MTO”), for the Acquiror Ordinary Shares and the acceptance period for that MTO has not yet completed, in which case the Share Capital Increase EGM will be held on the sixth (6th) calendar day following the scheduled settlement date of the MTO), with the record date for participation in the Share Capital Increase EGM in all instances to be five (5) calendar days prior thereto. The Acquiror Board shall recommend that the holders of the Acquiror Ordinary Shares vote, in person or by proxy, at the Share Capital Increase EGM in favor of the Required Enabling Shareholder Approvals. Acquiror shall provide Transferor and its counsel a reasonable opportunity to review and comment on any documentation (and any amendments or supplements thereto) to be provided to the holders of the Acquiror Ordinary Shares, or otherwise publicly disclosed by Acquiror, in connection with the Share Capital Increase EGM, prior to the public disclosure of such documentation (or any amendments or supplements thereto), and Acquiror shall give due consideration to and reflect all reasonable additions, deletions or changes to such documentation as may be suggested by Transferor and its counsel
(b)    From the date of this Agreement until the date of the Share Capital Increase EGM, Acquiror and Transferor shall (subject to any applicable Legal Requirements) also reasonably cooperate in good faith to seek support for the Required Enabling Shareholder Approvals (in the form of additional Shareholder Support Commitments) from holders of the

Acquiror Ordinary Shares that have not already entered into an Initial Support Commitment or a Shareholder Support Commitment.
5.25    IP Matters.
(a)    The Parties expressly acknowledge and agree that, except as set forth in the Services & IP Agreement, the Transferred Company Group, as of the Closing, does not and will not have any right, title or interest (whether express or implied) in, to or under any Trademark consisting of incorporating or confusingly similar to, any Trademark of the Transferor Group, including but not limited to BALLY’S, and any derivatives or variations thereof (the “Transferor Group Marks”). Except as set forth in the Services & IP Agreement, Acquiror and its Affiliates (including the Transferred Company Group) shall have no right, title or interest in or to, or right to use, and Acquiror acknowledges and agrees that it and its Affiliates (including the Transferred Company Group) will not hereafter adopt, use, apply to register or register, or authorize others to adopt, use, apply to register or register, any such Transferor Group Marks.
(b)    Effective as of the Closing, Transferor hereby grants to the Transferred Company Group a perpetual, irrevocable, non-exclusive, sublicensable (including through multiple tiers for use in connection with the operation of the Business but not for the independent use by third parties) and royalty-free license to use and exploit all rights under any Intellectual Property (other than Trademarks and any Intellectual Property, including Trademarks, the use of which is licensed to or otherwise provided to a member of the Transferred Company Group pursuant to any other Transaction Document) owned by Transferor Group as of the Closing that was used in the Business within the twelve (12)-month period prior to the Closing, for use in connection with the conduct of the Business solely as conducted as of the Closing Date and natural evolutions thereof. The foregoing license is assignable, in whole or in part, in connection with the sale or transfer of any portion of the Business to which the license relates.
(c)    Effective as of the Closing, the Transferred Company Group hereby grants to the Transferor Group a perpetual, irrevocable, non-exclusive sublicensable (including through multiple tiers for use in connection with the operation of the businesses of the Transferor Group but not for the independent use by third parties), and royalty-free license to use and exploit all rights under any Transferred Company Group IP (other than Trademarks) that was used in the businesses of the Transferor Group within the twelve (12)-month period prior to the Closing, for use in connection with the conduct of the businesses of the Transferor Group (other than the Business) solely as conducted as of the Closing Date and natural evolutions thereof. The foregoing license is assignable, in whole or in part, in connection with the sale or transfer of any businesses or assets of Transferor or its Subsidiaries to which the license relates. Acquiror will cause the Transferred Company Group to comply with its obligations set forth in this Section 5.25(c). The Acquiror shall cause the members of the Transferred Company Group to execute such agreements and documents as are necessary to reflect the foregoing license.
5.26    Post-Closing Governance. Acquiror shall take all actions necessary to cause the Acquiror Board (including the convocation of a general meeting to elect new members of the Acquiror’s Board, if applicable) immediately following Closing to be comprised of eleven members as follows:

(a)    six (6) individuals who shall be independent directors jointly selected by Transferor and Acquiror and agreed in writing prior to Closing;
(b)    Robeson Mandela Reeves and Soohyung Kim; provided, that if any of the foregoing individuals is unable or unwilling to serve as a director of Acquiror immediately following the Closing, Transferor may designate an alternative individual reasonably acceptable to Acquiror to serve as a director in lieu thereof;
(c)    S. Kokkalis and Nikolaos Nikolakopoulos; provided, that if any of the foregoing individuals is unable or unwilling to serve as a director of Acquiror immediately following the Closing, Acquiror may designate an alternative individual reasonably acceptable to Transferor to serve as a director in lieu thereof; and
(d)    One (1) individual jointly selected by Transferor and Acquiror and agreed in writing prior to Closing.
5.27    Services & IP Agreement. Transferor and Acquiror shall cooperate in good faith and use reasonable best efforts to agree to final forms of the Services & IP Agreement promptly following the date of this Agreement (and in any event no later than five (5) Business Days prior to the Closing). Notwithstanding anything to the contrary in Exhibit A, each Party expressly reserves all rights to negotiate, revise, or reject any terms or provisions in the Services & IP Agreement. No legally binding obligations shall arise unless and until definitive agreements are executed and delivered by the Parties, and both Acquiror and Transferor shall not be deemed to have waived or limited any rights, remedies, or protections except as expressly set forth in such definitive agreements.
5.28    Minimum Cash. Transferor shall cause the Estimated Closing Cash to include an amount in cash and cash equivalents (excluding, for the avoidance of doubt, cash deposits of players) equal to at least €15,000,000.
ARTICLE VI

TAX MATTERS
6.1    Prohibited Actions.
(a)    Unless otherwise required by any applicable Legal Requirement, Acquiror will not permit any Transferred Company Entity to take any material action on the Closing Date after the Closing, other than in the ordinary course of business consistent with past practice or other than the Transactions contemplated by this Agreement, without the prior written consent of Transferor (which shall not be unreasonably withheld, conditioned or delayed), if such action could reasonably be expected to result in any increased Tax liabilities of Transferor or any of its Affiliates.
(b)    Unless otherwise required by applicable Legal Requirement, without the prior written consent of Transferor (which shall not be unreasonably withheld, conditioned or delayed), none of Acquiror or any of its Affiliates, or any Transferred Company Entity will amend, re-file, revoke, withdraw, modify or otherwise change any material Tax Document filed by

Transferor or an Affiliate of Transferor in respect of a Transferred Company Entity for Tax periods ended on or before the Closing, in each case, for any taxable period ending prior to, on, or including the Closing Date if such actions could reasonably be expected to result in any increased Tax liabilities of, or otherwise prejudice the Tax affairs of, Transferor or any of its Affiliates.
(c)    Unless otherwise required by applicable Legal Requirement, without the prior written consent of Acquiror (which shall not be unreasonably withheld, conditioned or delayed), none of Transferor or any of its Affiliates will amend, re-file, revoke, withdraw, modify or otherwise change any material Tax Document filed by Transferor or an Affiliate of Transferor for Tax periods ended on or before the Closing, in each case, for any taxable period ending prior to, on, or including the Closing Date if such actions could reasonably be expected to result in any increased Tax liabilities of, or otherwise prejudice the Tax affairs of, Acquiror or any of its Affiliates or any Transferred Company Entity.
6.2    Filing of Tax Returns.
(a)    Following the Closing, Acquiror (at its expense) shall prepare or cause to be prepared and file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Transferred Company Group for any taxable period ending on or before the Closing Date or for any Straddle Period. All such Tax Returns shall be prepared in a manner consistent with the past practices of the Transferred Company Group (except as otherwise required by any applicable Legal Requirement). Acquiror shall furnish a completed copy of each such Tax Return to Transferor for Transferor’s review and approval not later than twenty (20) days before the due date for filing such Tax Return (including extensions thereof) (or in the case of any such Tax Return that is not an income Tax Return, as soon as reasonably practicable before such date). The Parties shall attempt in good faith to resolve any disagreement regarding such Tax Returns prior to filing. In the event the Parties are unable to resolve any dispute within ten (10) days prior to the due date for filing such Tax Return, such dispute shall be resolved pursuant to Section 6.2(b), which resolution shall be binding on the Parties.
(b)    Any dispute as to any Tax Return described in Section 6.2(a) shall be resolved by an independent accounting firm mutually acceptable to Transferor and Acquiror. The fees and expenses of such accounting firm shall be borne equally by Transferor, on the one hand, and Acquiror, on the other. If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner that the Party responsible for preparing such Tax Return deems correct without prejudice to the other Party’s rights hereunder and, if necessary, an amended Tax Return shall be filed reflecting such resolution.
6.3    Straddle Period Tax Allocation. In any case in which a Tax is assessed with respect to a Straddle Period, the Taxes, if any, attributable to such Straddle Period shall be allocated between the portion of the Straddle Period ending on (and including) the Closing Date and the portion of the Straddle Period beginning after the Closing Date (i) in the case of Taxes other than those referred to in clause (ii) below, by means of a closing of the books and records of the Transferred Company Group as of the end of the Closing Date; provided, however, that depreciation and amortization deductions and the effects of graduated rates for the Straddle Period shall be allocated between the period ending on (and including) the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each such period, and (ii)

in the case of property Taxes and ad valorem Taxes, between such two periods in proportion to the number of days in each such period.
6.4    Tax Contests.
(a)    If a written notice of deficiency, proposed adjustment, assessment, audit, examination or other administrative or court proceeding, suit, dispute or other claim with respect to Taxes of a Transferred Company Entity is received by Acquiror, the Transferred Company Entity or any of its Subsidiaries or Affiliates (a “Notified Party”) (i) for which Transferor would be expected to be liable pursuant to Article IX or (ii) which would be expected to be taken into account in the determination of the Acquisition Price hereunder (each, a “Tax Claim”), the Notified Party shall give Transferor prompt notice of such Tax Claim; provided, however, that the failure of a Notified Party to give Transferor prompt notice as provided herein shall not relieve Transferor of its obligations under Article IX except to the extent that Transferor is actually and materially prejudiced thereby.
(b)    Acquiror (at its expense) shall represent the interests of the Transferred Company Group in any Tax Claim after the Closing; provided, however, that (i) Acquiror shall keep Transferor reasonably informed and consult in good faith with Transferor with respect to any issue relating to such Tax Claim, (ii) Acquiror shall provide Transferor with copies of all correspondence, notices and other written material received from any Taxing Authority with respect to such Tax Claim and shall otherwise keep Transferor apprised of substantive developments with respect to such Tax Claim, (iii) Acquiror shall provide Transferor with a copy of, and an opportunity to review and comment on, all submissions made to a Taxing Authority in connection with such Tax Claim, and (iv) Acquiror may not agree to a settlement or compromise of such Tax Claim without the prior written consent of Transferor, which consent shall not be unreasonably withheld, conditioned or delayed. In the event of a conflict between the provisions of this Section 6.4, on the one hand, and the provisions of Section 10.6, on the other, the provisions of this Section 6.4 shall control.
6.5    Tax Elections. Acquiror shall not, and shall cause its Affiliates (including the Transferred Company Entities) to not, make any election under Section 338 of the Code (or any comparable election under state, local or non-U.S. law) with respect to the acquisition of any Transferred Company Entity.
6.6    U.S. Tax Treatment. The Parties agree (i) for U.S. federal and applicable state and local income Tax purposes, to treat the purchase and sale of the Transferred Shares pursuant to this Agreement as a purchase under Section 1001 of the Code and (ii) to report consistently with the foregoing for U.S. federal and applicable state and local income Tax purposes except as otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or analogous provision of U.S. state or local income tax law).
6.7    Group Payment Arrangement.
(a)    Transferor shall procure that any member of the Transferor Group which is a member of the Transferred Company Group GPA contributes to the GPA Nominated Company, within ten (10) Business Days after written demand is made therefor, an amount equal to any instalment of corporation tax which is to be or has been discharged by the GPA Nominated Company on behalf of such member of the Transferor Group pursuant to the Transferred Company Group GPA (as evidenced by Acquiror to the reasonable satisfaction of Transferor), provided that no such contribution shall be made to the extent that such contribution was made prior to or on Closing.
(b)    Acquiror and Transferor shall cooperate to procure that, with effect from no later than the Closing Date, any member of the Transferor Group that is a member of the Transferred Company Group GPA is removed from the Transferred Company Group GPA.
(c)    Acquiror shall procure that the GPA Nominated Company shall:
(i)    pay to HMRC promptly following receipt thereof (or, if later, when the relevant amount is due and payable to HMRC) an amount equal to any amount contributed to the GPA Nominated Company by any such member of the Transferor Group pursuant to the Transferred Company Group GPA (a “Contributed Amount”);
(ii)    apportion to the relevant member of the Transferor Group each Contributed Amount, such apportionment to be made by reference to the instalment or instalments of corporation tax in respect of which the Contributed Amount was paid;
(iii)    not without Transferor’s written consent (not to be unreasonably withheld conditioned or delayed) reapportion any amount previously apportioned to a member of the Transferor Group pursuant to the Transferred Company Group GPA; and
(iv)    promptly pay, or procure that there is paid, to the relevant member of the Transferor Group an amount equal to:
(1)    any excess of any amount contributed to Acquiror pursuant to the Transferred Company Group GPA by any member of the Transferor Group in respect of any instalment of corporation tax over the amount finally apportioned to that member of the Transferor Group in respect of that instalment; and
(2)    interest on such excess at the rate applicable from time to time to overdue corporation tax of the type in question for the period from the date of contribution to the date of payment pursuant to Section 6.7(c)(i).
6.8    Cooperation. Following the Closing, Acquiror and Transferor shall cooperate (acting responsibly), as and to the extent reasonably requested by the other Party in writing, in connection with the preparation and filing of Tax Returns or Tax Documents required to be filed by Transferor or Acquiror or any of their respective Affiliates (whether Consolidated Returns or otherwise). Such cooperation shall include the provision of such information in such Party’s possession and assistance, including access to books and records, as is reasonably relevant to any such filing and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided in accordance with this Agreement. Acquiror and Transferor shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with any audit, litigation or other proceeding with respect to Taxes (including, for avoidance of doubt, any Tax Returns or any audit, litigation or other proceeding relating to Transferor or Share Transferor). Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such Tax Return, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each Transferred Company Entity shall retain all books and records (including Tax Returns) with respect to Tax matters pertinent to Transferor, Share Transferor, and the Transferred Company Entities relating to any Tax periods and shall abide by all record retention agreements entered into with any Taxing Authority.
6.9    Transfer Taxes. Notwithstanding anything to the contrary contained in this Agreement, any Transfer Taxes imposed as a result of the Transactions shall constitute Combined Company Transaction Expenses. The Party responsible under applicable Legal Requirements for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns (except in respect of any UK stamp duty, which shall be prepared by Acquiror) and promptly provide a copy of such Tax Return to the other Party. Transferor shall, and shall cause its Affiliates to, and Acquiror shall, and shall cause its Affiliates to, cooperate in connection with the preparation and filing of any such Tax Returns.
6.10    VAT.
(a)    All amounts payable pursuant to this Agreement shall be exclusive of any VAT chargeable in respect of the supply of goods or services for which the payment is or is deemed to be consideration. Where, under or pursuant to this Agreement, any Party (the “Supplier”) makes a supply to any other Party (the “Recipient”) for VAT purposes and the Supplier or an Affiliate of the Supplier is required to account for VAT in respect of that supply, the Recipient shall pay to the Supplier an amount equal to such VAT (against the provision of a valid VAT invoice) in addition to and at the same time as any other consideration for that supply.
(b)    Where pursuant to this Agreement, one party is liable or responsible for, gives an indemnity in respect of, is to bear, or is to refund or otherwise make good any costs or expenses incurred by the other party, such costs or expenses shall be taken to include any VAT charged to the other party in relation thereto, but only to the extent that such VAT is not recoverable by such other party or any Affiliate of such party by way of repayment or credit.
6.11    Group Relief.
(a)    Transferor shall not, and shall procure that no member of the Transferor Group shall, submit, amend, re-file, revoke, withdraw, modify or otherwise change any Tax Document in circumstances where the submission, withdrawal or amendment of such Tax Document would have the effect of preventing or reducing the amount of a Surrender made by a member of the Transferor Group to a Transferred Company Entity, otherwise than at the written direction of the Acquiror or as required by applicable Legal Requirements.
(b)     Transferor shall, and shall procure that each relevant member of the Transferor Group shall, submit such Tax Documents as are required to ensure that any Relief of a member of the Transferor Group that is eligible (in accordance with applicable Legal Requirements) for any Surrender to a Transferred Company Entity shall be used to make such a Surrender to Gamesys to the extent that such a Surrender is necessary in order to ensure that no

UK corporation tax liability arises to Gamesys that is in excess of the current provision for UK corporation tax for such entity in the Post-Closing Statement, save to the extent that such submission is prohibited by applicable Legal Requirements.
(c)    If either:
(i)    the submission, amendment, re-filing, withdrawal or modification of (or change to) a Tax Document which would otherwise be prohibited under Section 6.11(a) above is required by applicable Legal Requirements: or
(ii)    the submission of a Tax Document pursuant to Section 6.11(b) is prohibited by applicable Legal Requirements, then (x) the Transferor (in the case of a Tax Document to be submitted by the Transferor or a member of the Transferor Group) or the Acquiror (in the case of a Tax Document to be submitted by the Acquiror or a Transferred Company Entity) shall inform the other party of the requirement or prohibition as soon as is reasonably practicable and, in any event, no fewer than 15 Business Days prior to the proposed submission, amendment, re-filing, withdrawal or modification of (or change to) a Tax Document and (y) the Transferor shall consult (acting reasonably and in good faith) with the Acquiror with respect to any reasonable written request made by the Acquiror to mitigate any adverse effect on any Transferred Company Entity.
(d)    No consideration shall be provided for any Surrender made by a member of the Transferor Group to any Transferred Company Entity.
6.12    Share Register. The Transferor undertakes that it shall ensure that the shares of the Transferred Company are not registered in a register which is kept in the United Kingdom.
ARTICLE VII

CONDITIONS TO CLOSING
7.1    Conditions of Acquiror. The obligations of Acquiror to consummate the Transactions shall be subject to the satisfaction (or, if permitted by applicable Legal Requirements, waiver by Acquiror (in its sole discretion)) of each of the following conditions at or prior to the Closing:
(a)    Representations and Warranties of Transferor.
(i)    The representations and warranties of Transferor contained in Article III (other than the Transferor Fundamental Representations) shall be true and correct at and as of the date hereof and at and as of the Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct as of such date), except for breaches or inaccuracies, as the case may be, as to matters that, individually or in the aggregate, would not reasonably be expected to have a Transferred Company Group Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of the condition in this clause (i), no effect shall be given to the exceptions or qualifications of “material” or “Transferred Company Group Material Adverse Effect” in such representations and warranties; and
(ii)    The Transferor Fundamental Representations shall be true and correct in all respects as of the Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct in all respects as of such date).
(b)    Covenants of Transferor. The covenants contained in this Agreement required to be performed or complied with by Transferor on or before the Closing shall have been performed or complied with in all material respects.
(c)    No Material Adverse Effect. Since the Announcement Date, there shall not have occurred any Transferred Company Group Material Adverse Effect.
(d)    Certificate of Transferor. Acquiror shall have received a certificate signed by an authorized officer of Transferor, dated as of the Closing Date, certifying that the conditions set forth in Section 7.1(a) through Section 7.1(c) have been satisfied.
7.2    Conditions of Transferor. The obligations of Transferor to consummate the Transactions shall be subject to the satisfaction (or, if permitted by applicable Legal Requirements, waiver by Transferor (in its sole discretion)) of each of the following conditions at or prior to the Closing:
(a)    Representations and Warranties of Acquiror.
(i)    The representations and warranties of Acquiror contained in Article IV (other than the Acquiror Fundamental Representations) shall be true and correct at and as of the date hereof and at and as of the Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct as of such date), except for breaches or inaccuracies, as the case may be, as to matters that, individually or in the aggregate, would not reasonably be expected to have an Acquiror Group Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of the condition in this clause (i), no effect shall be given to the exceptions or qualifications of “material” or “Acquiror Group Material Adverse Effect” in such representations and warranties;
(ii)    The representations and warranties of Acquiror set forth in Section 4.4 (other than Section 4.4(d)) shall be true and correct in all material respects at and as of the date hereof and at and as of the Closing as if made on the Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct as of such date); and
(iii)    The Acquiror Fundamental Representations shall be true and correct in all respects at and as of the date hereof and at and as of the Closing as if made on the

Closing Date (other than any such representation and warranty that is made as of a specific date, which representation and warranty shall have been true and correct in all respects as of such date).
(b)    Covenants of Acquiror. The covenants contained in this Agreement required to be performed or complied with by Acquiror on or before the Closing shall have been performed or complied with in all material respects.
(c)    No Material Adverse Effect. Since the Announcement Date, there shall not have occurred any Acquiror Group Material Adverse Effect.
(d)    Certificate of Acquiror. Transferor shall have received a certificate signed by an authorized officer of Acquiror, dated as of the Closing Date, certifying that the conditions set forth in Section 7.2(a) through Section 7.2(c) have been satisfied.
7.3    Mutual Conditions. The respective obligations of each Party to this Agreement to consummate the Transactions shall be subject to the satisfaction (or, if permitted by applicable Legal Requirements, waiver by mutual consent of Transferor and Acquiror) of each of the following conditions at or prior to the Closing:
(a)    Required Regulatory Approvals. (i) All waiting periods (and any extensions thereof) under the HSR Act applicable to the Transactions shall have expired or early termination shall have been granted and (ii) all other Required Governmental Approvals set forth on Schedule 7.3(a) of the Transferor Disclosure Schedule shall have been made (in the case of filings that are mere notifications) or obtained (in the case of approvals, authorizations or findings of suitability), or any applicable waiting periods thereunder shall have expired or been terminated.
(b)    Required Enabling Shareholder Approvals. The Required Enabling Shareholder Approvals shall have been obtained at a duly held and quorate General Assembly of the holders of the Acquiror Ordinary Shares.
(c)    Cash Equity Raise. The Cash Equity Raise shall be at least in amount and shall have priced on at least the terms set forth in Exhibit D, and shall have been closed prior to or simultaneously with the Closing.
(d)    ATHEX Listing. The Acquiror Settlement Ordinary Shares shall have been approved for listing and trading on the ATHEX, according to the ATHEX Regulation and shall have been credited to the Transferor’s DSS Account.
(e)    No Orders. No Governmental Authority of competent authority and jurisdiction in a jurisdiction of any Required Governmental Approval shall have issued an Order or enacted a Legal Requirement that remains in effect and makes illegal or prohibits the Transactions.
(f)    Availability of Debt Financing. The Debt Financing shall be available to Acquiror on the Closing Date on the terms set forth in the Debt Commitment Letters, and the lenders thereunder (or replacement lenders in accordance with the terms of the Debt Commitment

Letters) shall not have repudiated or withdrawn their commitments or otherwise notified Acquiror in writing of their intent not to fund the Debt Financing (or any portion thereof).
7.4    Failure of Conditions. Neither Transferor nor Acquiror may rely on the failure of any condition set forth in this Article VII, as applicable, to be satisfied if such failure was caused by such Party’s failure to materially comply with any provision of this Agreement.
7.5    Waiver of Conditions. The conditions set forth in Section 7.1 may only be waived by written notice from Acquiror. The conditions set forth in Section 7.2 may only be waived by written notice from Transferor. The conditions set forth in Section 7.3 may only be waived by written notice from both Acquiror and Transferor.
ARTICLE VIII

TERMINATION
8.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by the mutual written consent of Acquiror and Transferor;
(b)    by Transferor, if Acquiror shall have breached any representation or warranty or failed to comply with any covenant or agreement applicable to Acquiror that would cause any Closing Condition set forth in Section 7.2 not to be satisfied and such (i) Closing Condition is incapable of being satisfied by the Outside Date or (ii) breach has not been cured on or prior to the earlier of (A) the date that is forty-five (45) days from the date that Acquiror is notified in writing by Transferor of such breach or failure to perform or (B) the day prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to Transferor if Transferor is then in material breach of any representation, warranty or covenant contained in this Agreement;
(c)    by Acquiror, if Transferor shall have breached any representation or warranty or failed to comply with any covenant or agreement applicable to Transferor that would cause any Closing Condition set forth in Section 7.1 not to be satisfied and such (i) Closing Condition is incapable of being satisfied by the Outside Date or (ii) breach has not been cured on or prior to the earlier of (A) the date that is forty-five (45) days from the date that Transferor is notified in writing by Acquiror of such breach or failure to perform or (B) the day prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to Acquiror if Acquiror is then in material breach of any representation, warranty or covenant contained in this Agreement;
(d)    by either Transferor or Acquiror, if the Closing has not occurred by June 30, 2026 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the primary cause of the failure of the Closing to occur by the Outside Date; or
(e)    by either Transferor or Acquiror (i) in the event that a Governmental Authority of competent jurisdiction shall have issued an Order that permanently enjoins or otherwise makes illegal or prohibits the consummation of the Transactions and such Order shall have become final and non-appealable; or (ii) if there shall be a Legal Requirement in effect that permanently makes illegal or prohibits the consummation of the Transactions; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any Party whose failure to comply with its obligations under Section 5.7 has been the primary cause of, or resulted in, the failure to resolve or lift, as applicable, such injunction, action, statute, rule, regulation or Order or Legal Requirement.
8.2    Notice of Termination. If this Agreement is terminated pursuant to Section 8.1, written notice of such termination shall be given by the terminating party to the other party (setting forth a reasonably detailed description of the basis on which such party is terminating the Agreement).
8.3    Effect of Termination. If this Agreement is terminated in accordance with Section 8.1 and Section 8.2, all rights and obligations of the Parties shall terminate without any liability of any Party or other Person; provided that (a) the rights and obligations of the Parties under Section 5.6 (Confidentiality; Exclusivity), the penultimate sentence of Section 5.7(b) (Reasonable Best Efforts; Regulatory Filings), Section 5.8 (Financing Cooperation), this Section 8.3 (Effect of Termination) and Article X (Miscellaneous Provisions) shall survive any termination of this Agreement and (b) nothing herein shall relieve any Party to this Agreement from liability for Willful Breach of any covenant or agreement contained herein occurring prior to termination.
ARTICLE IX

INDEMNIFICATION
9.1    Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Parties contained in this Agreement shall survive the Closing as follows: (a) the Transferor Fundamental Representations and the Acquiror Fundamental Representations shall survive for a period of six (6) years following the Closing Date, (b) the representations and warranties set forth in Section 3.16 and Section 4.16 shall survive for a period of thirty (30) days following expiration of the applicable statute of limitations, (c) all other representations and warranties shall survive for a period of fifteen (15) months following the Closing Date, and (d) all covenants and agreements that by their terms are to be performed in whole or in part after the Closing shall survive in accordance with their terms. No claim for indemnification may be brought with respect to a representation, warranty, or covenant after the expiration of the applicable survival period, except that any claim properly made in accordance with this Agreement prior to the expiration of such period shall survive until such claim is finally resolved. Notwithstanding the foregoing, nothing in this Section 9.1 is intended or shall be deemed to have the effect of eliminating, limiting or restricting in any way any person’s rights or remedies in the event of Fraud by a Party.
9.2    Indemnification by Transferor. From and after the Closing, subject to the limitations set forth in this Article IX, Transferor shall indemnify, defend and hold harmless Acquiror, its Affiliates, and their respective directors, officers, employees, agents and representatives (collectively, the “Acquiror Indemnified Parties”) from and against any and all Losses arising out of or resulting from:
(a)    the failure of any of the representations or warranties (other than a Transferor Fundamental Representation or any representation or warranty set forth in Section 3.16) made by Transferor in this Agreement or in the certificate delivered pursuant to Section 7.1(d) (to the extent related to any such representation or warranty) to be true and correct;
(b)    the failure of any representation or warranty set forth in Section 3.16 made by Transferor in this Agreement or in the certificate delivered pursuant to Section 7.1(d) (to the extent related to any such representation or warranty) to be true and correct;
(c)    the failure of any Transferor Fundamental Representation made by Transferor in this Agreement or in the certificate delivered pursuant to Section 7.1(d) (to the extent related to such representation or warranty) to be true and correct;
(d)    any breach, failure to perform or non-fulfillment by Transferor of any of its covenants, obligations or agreements in this Agreement or any certificate delivered by Transferor hereunder;
(e)    any Liability of a Transferred Company Entity for Taxes imposed on it that result from the failure by any member of the Transferor Group to discharge such Taxes where such Taxes (i) are primarily the liability of such member of the Transferor Group and (ii) arise by reference to or in consequence of the Transferred Company Entity’s membership, at any time before Closing, of a consolidated, combined, unitary or similar Tax group of which the Transferred Company Entity is or was a member on or prior to the Closing Date; and
(f)    any material weakness in internal control over financial reporting identified as of December 31, 2024 as identified in Transferor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission (the “Identified Material Weaknesses”), including any failure to timely remediate such weaknesses and any adverse impacts on the reliability of the Transferred Company Group’s financial statements and any resulting investigation, penalties, or costs of remediation.
9.3    Indemnification by Acquiror. From and after the Closing, subject to the limitations set forth in this Article IX, Acquiror shall indemnify, defend and hold harmless Transferor, its Affiliates, and their respective directors, officers, employees, agents and representatives (collectively, the “Transferor Indemnified Parties”) from and against any and all Losses arising out of or resulting from:
(a)    the failure of any of the representations or warranties (other than an Acquiror Fundamental Representation) made by Acquiror in this Agreement or in the certificate delivered pursuant to Section 7.2(d) (to the extent related to such representation or warranty) to be true and correct;
(b)    the failure of any Acquiror Fundamental Representation made by Acquiror in this Agreement or in the certificate delivered pursuant to Section 7.2(d) (to the extent related to such representation or warranty) to be true and correct; and

(c)    any breach, failure to perform or non-fulfillment by Acquiror of any of its covenants, obligations or agreements in this Agreement or any certificate delivered by Acquiror hereunder.
9.4    Limitations on Indemnification.
(a)    The maximum aggregate liability of Transferor for indemnification shall not exceed (i) pursuant to Section 9.2(a), Section 9.2(d) and Section 9.2(f), 12% of the Base Price; (ii) pursuant to Section 9.2(b), Section 9.2(c) and Section 9.2(e), the Base Price.
(b)    Transferor shall not be liable to indemnify any Acquiror Indemnified Party for any Losses under Section 9.2(a) or Section 9.2(b), unless and until the aggregate amount of all such Losses exceeds 1.0% of the Base Price (the “Deductible”), and then only for the amount by which such Losses exceed the Deductible; provided, however, that only Losses arising out of any claim or series of related claims that exceed $250,000 shall count toward the foregoing Deductible; provided, further, that the Acquiror Indemnified Parties shall not be entitled to make any claims for indemnification under Section 9.2(a) or Section 9.2(b) unless the Losses resulting from such claims or series of related claims exceed $250,000. For the avoidance of doubt, the limitations set forth in this Section 9.4(b) shall not apply to any indemnification obligation of Transferor under Section 9.2(c), Section 9.2(d), Section 9.2(e) and Section 9.2(f).
(c)    The maximum aggregate liability of Acquiror for indemnification shall not exceed (i) pursuant to Section 9.3(a) and Section 9.3(c), 12% of the Base Price; (ii) pursuant to Section 9.3(b), the Base Price.
(d)    Acquiror shall not be liable to indemnify any Transferor Indemnified Party for any Losses under Section 9.3(a) unless and until the aggregate amount of all such Losses exceeds the Deductible, and then only for the amount by which such Losses exceed the Deductible; provided, however, that only Losses arising out of any claim or series of related claims that exceed $250,000 shall count toward the foregoing Deductible; provided, further, that the Acquiror Indemnified Parties shall not be entitled make any claims for indemnification under Section 9.3(a) unless the Losses resulting from such claims or series of related claims exceed $250,000. For the avoidance of doubt, the limitations set forth in this Section 9.4(d) shall not apply to any indemnification obligation of Acquiror under Section 9.3(b) and Section 9.3(c).
(e)    Notwithstanding anything to the contrary in this Agreement, nothing in this Article IX (or otherwise) shall limit any Party’s liability for Fraud.
(f)    Solely for purposes of determining whether there has been a breach of any representation or warranty and calculating the amount of Losses resulting therefrom, any qualifications or limitations in such representations or warranties as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or similar qualifiers shall be disregarded and given no effect (other than with respect to the use of the term “Material Adverse Effect” in Section 3.6, and Section 4.9 which shall not be disregarded).
(g)    For the purposes of calculating Losses to which the Acquiror Indemnified Parties or the Transferor Indemnified Parties, as applicable, are entitled under this Article IX, (i) such Losses shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation or warranty; (ii) such Losses shall be reduced by the amount of any proceeds received pursuant to the terms of any insurance policies; (iii) such Losses shall be reduced by the amount of any prior or subsequent recovery from any other Person with respect to such Losses; and (iv) such Losses shall be reduced by the amount of any Tax benefits (determined on a with or without basis) actually realized in the taxable year of such Loss by an Acquiror Indemnified Party or the Transferor Indemnified Party, as applicable, as a result of such Losses or the events or circumstances giving rise thereto.
(h)    Notwithstanding anything to the contrary in this Agreement, neither any of the Transferor Indemnified Parties nor the Acquiror Indemnified Parties shall be entitled to indemnification under this Article IX for any Loss to the extent that the amount of such Loss has been taken into account pursuant to Section 2.6 of this Agreement. The Parties agree that no Party shall be compensated more than once for the same Loss.
(i)    Notwithstanding anything to the contrary in this Agreement, the Acquiror Indemnified Parties and the Transferor Indemnified Parties shall only be entitled to recover Losses that constitute direct damages actually incurred or suffered by them and shall not be entitled to recover any indirect, special, punitive, exemplary, or consequential damages, including damages for lost profits or diminution in value, except to the extent such damages are actually awarded in a Third-Party Claim.
9.5    Treatment of Payments. All payments made pursuant to this Article IX shall be treated as adjustments of the Cash Settlement Amount for all purposes, except as otherwise required by any applicable Legal Requirement.
9.6    Conduct of Third-Party Claims.
(a)    Any Person entitled to be indemnified under this Article IX or that is or may become party to a Proceeding with respect to which associated expenses constitute a Combined Company Transaction Expense (an “Indemnified Party”) for any pending or threatened Proceeding against such Indemnified Party that has given or would reasonably be expected to give rise to such right of indemnification, expense reimbursement or similar right (a “Third-Party Claim”) shall promptly (and in any event within ten (10) Business Days) after becoming aware of such Third-Party Claim give written notice to the Party from whom indemnification may be sought (the “Indemnifying Party”), indicating, with reasonable specificity, the nature and basis of such Third-Party Claim, including a copy of any documentation received from the third party, the amount and calculation of the Losses (if then known), and a good-faith estimate (if then estimable) of any such future Losses relating thereto, and the provision(s) of this Agreement under which such Losses arise. The Indemnified Party shall promptly deliver to the Indemnifying Party any information or documentation related to the foregoing reasonably requested by the Indemnifying Party. The failure to give notice in a timely manner shall not affect the rights of the Indemnified Party hereunder, except to the extent the Indemnifying Party is materially prejudiced thereby.
(b)    With respect to any Third-Party Claim, the Indemnifying Party shall have the right (but not the obligation) to assume and control the defense thereof, at its own expense and by counsel of its own choosing upon written notice to the Indemnified Party within ten (10) Business Days after receiving the notice of such claim; provided, however, that the Indemnifying

Party shall not be entitled to assume the defense of any Third-Party Claim (and shall be liable for the reasonable fees and expenses of counsel retained by the Indemnified Party) if such Third-Party Claim (i) is a criminal Proceeding, (ii) seeks injunctive or equitable relief against the Indemnified Party or its Affiliates, or (iii) involves a material conflict of interest between the Indemnifying Party and the Indemnified Party. If the Indemnifying Party elects to assume the defense of a Third-Party Claim, it shall notify the Indemnified Party promptly of such election, and the Indemnified Party shall cooperate in good faith in such defense. The Indemnifying Party shall not settle any Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned, or delayed), unless such settlement (i) includes an unconditional release of the Indemnified Party from all liability with respect to such Third-Party Claim, (ii) does not include any admission of wrongdoing or violation of Legal Requirement by the Indemnified Party, and (iii) imposes no injunctive or equitable relief or other obligations on the Indemnified Party.
(c)    The Indemnified Party may participate in the defense at its own cost and expense (unless the Indemnifying Party is not permitted to control the defense as set forth above), and the Indemnifying Party shall pay the reasonable fees and expenses of one firm of counsel for all Indemnified Parties (and, if necessary, one firm per jurisdiction) in the event of a material conflict of interest. No Indemnified Party shall settle a Third-Party Claim without the written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned, or delayed).
(d)    In the event that an Indemnified Party has a claim for indemnification under this Article IX that does not involve a Third-Party Claim, the Indemnified Party shall promptly provide written notice to the Indemnifying Party, specifying, with reasonable specificity, the nature and basis for such claim, the amount and calculation of Losses (if then known), and a good-faith estimate (if then estimable) of any such future Losses, and the provision(s) of this Agreement under which such Losses arise. The Indemnifying Party and Indemnified Party shall cooperate in good faith to resolve any disputes regarding such claim, and if not resolved, such dispute shall be resolved in accordance with Section 10.7.
9.7    Mitigation. Each Party shall, and shall cause its Affiliates to, use commercially reasonable efforts as required under applicable Legal Requirements to mitigate any Losses upon becoming aware of any event or circumstance that would reasonably be expected to result in Losses for which it may seek indemnification pursuant to this Article IX or a claim for expense reimbursement or similar right with respect to Combined Company Transaction Expenses. No Indemnified Party shall be entitled to indemnification, expense reimbursement or similar rights under this Article IX or the provisions of this Agreement relating to Combined Company Transaction Expenses to the extent that the amount of Losses was caused or increased by the failure of such Indemnified Party or any of its Affiliates to comply with the foregoing obligation to mitigate as required under applicable Legal Requirements.
ARTICLE X

MISCELLANEOUS PROVISIONS

10.1    Expenses. Whether or not the Transactions are consummated, unless otherwise expressly provided herein, and except as otherwise specified in the other Transaction Documents, each Party shall pay its own costs and expenses in connection with this Agreement and the Transactions, including the fees and expenses of its advisers, accountants and legal counsel.
10.2    Interpretation. Except as otherwise explicitly specified to the contrary, (a) references to a Section, Article, exhibit or schedule means a Section or Article of, or schedule or exhibit to this Agreement, unless another agreement is specified, (b) references to a subsection or other subdivision without further reference to a Section is a reference to such subsection or subdivision as contained in the same Section in which the reference appears, (c) the word “including” (and words of similar import) means “including, without limitation,” (d) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case, as amended or otherwise modified from time to time, (e) words in the singular or plural form include the plural and singular form, respectively, and words of one gender shall be held to include all genders as the context requires, (f) references to the Parties means the Parties, unless another agreement is specified, (g) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, (h) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if,” (i) the headings contained in this Agreement, in any exhibit or schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, (j) references to “$” means United States dollars and references to “€” means Euros, and all calculations of a number of United States dollars or Euros shall be rounded to the nearest whole number of cents, as applicable, with 0.5 rounded up to the next whole cent, as applicable (aggregating all payments to be made to any Person prior to such rounding), (k) “U.S.” or “United States” means the United States of America, (l) the word “either,” “or,” “neither,” “nor” and “any” are not exclusive, (m) the words “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement including the schedules and exhibits hereto, (n) the word “any” means “any and all,” (o) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, (p) no provision of this Agreement is to be construed to require, directly or indirectly, any Person to take any action, or omit to take any action, to the extent such action or omission would violate applicable Legal Requirements, (q) the term “made available to” Transferor or Acquiror and words of similar import means that copies of relevant documents, instructions or materials were made available to Acquiror and Acquiror’s Representatives or Transferor and its Representatives, as applicable, in the data room maintained by Acquiror or Transferor, as applicable, on or prior to 11:59 p.m. Eastern Time on July 17, 2025, (r) whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and if the last day of the time period for the giving of any notice or the taking of any action required under this Agreement falls on a day that is not a Business Day, the time period for giving such notice or taking such action shall be extended through the next Business Day following the original expiration date of such, (s) when calculating the period of time before which, within which or following which any action is to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and the ending date shall be included, (t) “ordinary course” (or “ordinary course of business”) shall mean the ordinary and usual course of business of the relevant party consistent with its past practice and (u) Transferor and Acquiror have each participated in the negotiation and drafting of the Transaction Documents and if an ambiguity or question of interpretation should arise, the Transaction Documents shall be construed as if drafted jointly by the Parties thereto and no presumption or burden of proof shall arise favoring or burdening any Party by virtue of the authorship of any of the provisions in the Transaction Documents.
10.3    Entire Agreement. This Agreement and the other Transaction Documents, including the other documents, agreements, exhibits and schedules specifically referred to herein and therein, constitute the entire agreement between and among the Parties with regard to the subject matter hereof and supersede all prior agreements and understandings with regard to such subject matter.
10.4    Amendment and Waivers. This Agreement shall not be amended, modified, altered or supplemented in whole or in part, except by supplemental agreement or amendment signed by Transferor and Acquiror. No failure or delay by a party in exercising any right or remedy provided by Legal Requirement or under this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy. Any extension or waiver of the requirements hereunder shall be valid only if set forth in an instrument in writing by the party to be bound hereby. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any other provision or any subsequent breach. Notwithstanding the foregoing, in the event that any party seeks an amendment, modification, consent or waiver to any of (a) this Section 10.4, (b) Section 10.5, (c) Section 10.6 (d) Section 10.7(c), (e) Section 10.9(a), (f) Section 10.13 or (g) the definition of “Debt Financing Source” herein, in each case, that adversely affects the Debt Financing Sources, the prior written consent of the applicable Debt Financing Source shall be required before any such amendment, modification, consent or waiver may become effective.
10.5    Successors and Assigns. This Agreement shall bind and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, however, that no Party may assign any right or obligation hereunder without the prior written consent of the other Parties, and any assignment in violation of this Section 10.5 shall be null and void. Notwithstanding the foregoing, (a) Transferor and Acquiror may each transfer or assign in whole or in part, its rights, interests and obligations hereunder to any of its Affiliates without the prior written consent of the other Party (but with prior written notice); provided, however, that the assignment of any obligations shall not relieve the assigning Party of such obligations hereunder unless expressly agreed to by the other Party in writing, and (b) Acquiror may grant security interests, in whole or in part, over its rights and interests (but not its obligations) hereunder to any Debt Financing Source (or any agent on behalf of all such Debt Financing Sources) as collateral for security purposes in connection with the Debt Financing (including for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such financing). Notwithstanding anything to the contrary in this Section 10.5, no assignment shall relieve the assigning party of its obligations hereunder.
10.6    Governing Law. This Agreement, the rights of the Parties and all Proceedings arising in whole or in part under or in connection herewith and any disputes relating to or arising from the Transaction Documents or the Transactions (whether based in tort, contract, or otherwise), will be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any other jurisdiction, including with respect to statutes of limitations.
10.7    Jurisdiction; Venue; Service of Process.
(a)    Each of the Parties, by its execution hereof, hereby (i) irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York, or if the United States District Court for the Southern District of New York decline to accept jurisdiction, any New York state court sitting in the borough of Manhattan for the purpose of any Proceeding among the Parties relating to or arising in whole or in part under or in connection with the Transaction Documents or the Transactions, (ii) waives to the extent not prohibited by applicable Legal Requirements, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Proceeding brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other Proceeding in any other court other than one of the above-named courts or that the Transaction Documents or the subject matter hereof or thereof may not be enforced in or by such court, and (iii) agrees not to commence any such Proceeding other than before one of the above-named courts. Notwithstanding the previous sentence, a party may commence any Proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.
(b)    Each of the Parties (i) consents to service of process in any Proceeding among any of the Parties relating to or arising in whole or in part under or in connection with the Transaction Documents or the Transactions in any manner permitted by New York law, (ii) agrees that service of process made in accordance with the foregoing clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10.12, will constitute good and valid service of process in any such Proceeding, and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Proceeding any claim that service of process made in accordance with the foregoing clause (i) or (ii) does not constitute good and valid service of process.
(c)    Notwithstanding the foregoing and without limiting Sections 10.4, 10.7(a) and 10.7(b), each of the Parties (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement, the Debt Financing or any of the Transactions contemplated hereby or thereby, including, but not limited to, any dispute arising out of or relating in any way to the Debt Commitment Letter or any other letter or agreement related to the Debt Financing or the performance thereof, in any forum other than any State or Federal court sitting in the Borough of Manhattan in the City of New York, (ii) waives any right to trial by jury in respect of any such action, cause of action, claim, cross-claim or third-party claim (iii) agrees that any such action, cause of action, claim, cross-claim or third-party claim shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State and (iv) agrees that no

Debt Financing Source shall have any liability, whether in law or in equity, whether in contract or in tort or otherwise for any claims, causes of action, obligations or losses arising under, out of, in connection with this Agreement (provided that nothing in this Section 10.7(c) shall limit the liability or obligations of the Debt Financing Sources under the Debt Commitment Letter or any engagement letters entered into with the Acquiror or any Acquiror Entity).
10.8    Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS THAT CANNOT BE WAIVED, THE PARTIES KNOWINGLY, IRREVOCABLY AND UNCONDITIONALLY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THE TRANSACTION DOCUMENTS OR ANY OF THE TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT BETWEEN THE PARTIES UNCONDITIONALLY AND IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THE TRANSACTION DOCUMENTS OR ANY OF THE TRANSACTIONS AND THAT SUCH PROCEEDINGS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8. THE PARTIES HEREBY FURTHER WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANY DEBT FINANCING SOURCES IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT OR THE DEBT FINANCING OR THE PERFORMANCE THEREOF.
10.9    Specific Performance.
(a)    The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, shall occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. For the avoidance of doubt, nothing in this Section 10.9 shall require Acquiror or its Affiliates to enforce, or be deemed to obligate Acquiror or its Affiliates to seek to enforce, the Debt Commitment Letter, or consummate the

Transactions if the financing contemplated thereby is unavailable for any reason, notwithstanding that the conditions to Closing may otherwise be satisfied. Each of the Parties agrees that it shall not oppose the granting of an injunction, specific performance and/or other equitable relief on any basis, including the basis that any other Party has an adequate remedy at law or that any award of an injunction, specific performance and/or other equitable relief is not an appropriate remedy for any reason at law or in equity. Any Party seeking: (i) an injunction or injunctions to prevent breaches of this Agreement; (ii) to enforce specifically the terms and provisions of this Agreement; and/or (iii) other equitable relief, shall not be required to show proof of actual damages or to provide any bond or other security in connection with any such remedy. To the extent Transferor or Acquiror brings any Proceeding, claim or complaint, in each case, before any Governmental Authority to enforce specifically the performance of the terms and provisions of this Agreement prior to the Closing, the Outside Date shall automatically be extended by (i) the amount of time during which such Proceeding, claim or complaint is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such Proceeding, claim or complaint.
(b)    All remedies, either under this Agreement or by law or otherwise afforded to the Parties, shall be cumulative and not alternative, and any Person having any rights under any provision of this Agreement will be entitled to enforce such rights specifically, to recover damages by reason of any breach of this Agreement and to exercise all other rights.
10.10    Severability. Each of the provisions of this Agreement is severable, such that if any such provision is held to be or becomes invalid or unenforceable in any respect under the Legal Requirements of any jurisdiction, it shall have no effect in that respect and the Parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible. Notwithstanding the foregoing, the Parties intend that the remedies and limitations thereon contained in this Article X and Section 9.1 be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a Party’s liability or obligations hereunder or under the Debt Financing.
10.11    The Disclosure Schedules, Exhibits and Schedules. The Disclosure Schedules, schedules and exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. The representations and warranties of Transferor set forth in this Agreement are made and given subject to the disclosures contained in the Transferor Disclosure Schedule, and none of Transferor nor any of its Affiliates, shall be, or be deemed to be, in breach of any such representations and warranties (and no claim shall lie in respect thereof) in respect of any such matter so disclosed in the Transferor Disclosure Schedule. The representations and warranties of Acquiror set forth in this Agreement are made and given subject to the disclosures contained in the Acquiror Disclosure Schedule, and none of Acquiror nor any of its Affiliates, shall be, or be deemed to be, in breach of any such representations and warranties (and no claim shall lie in respect thereof) in respect of any such matter so disclosed in the Acquiror Disclosure Schedule. Inclusion of information in a Disclosure Schedule will not be construed as an admission that such information is material to the business, operations or condition (financial or otherwise) of Transferor, the Business, the Transferred Company Group or the Acquiror Group, as applicable. Disclosure of any matter in any Section of a Disclosure Schedule shall be deemed to be disclosure of such matter with respect to any other schedule of such Disclosure Schedule to which such matter is specifically cross referenced or to which such matter relates to the extent it is reasonably apparent that such disclosure applies to the relevant representation or warranty of such other Section. The headings contained in the Disclosure Schedules are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.
10.12    Notices. Any notice required or permitted to be given hereunder shall be sufficient if in writing and shall be deemed to have been duly given or made: (a) when personally delivered, (b) the day of sending, if sent by email transmission prior to 7:00 p.m. Eastern Time on any Business Day or the next succeeding Business Day if sent after 7:00 p.m. Eastern Time on any Business Day or on any day other than a Business Day or (c) one (1) Business Day after deposit with an overnight courier service, in each case to the addresses, email addresses and attention Parties indicated below (or such other address, email address or attention party as the recipient party has specified by prior notice given to the sending party in accordance with this Section 10.12):
To Acquiror at:
Intralot S.A. – Integrated Lottery Systems and Services
19km Markopoulou Ave. Peania,
GR19002, Greece
Attention:     Mr. Nikolaos Nikolakopoulos, Group CEO
Email:         kremidas@intralot.com
With copies (which shall not constitute notice) to:
Milbank LLP
55 Hudson Yards
New York, New York 10021
Attention:     Apostolos Gkoutzinis; Iliana Ongun
Email:         AGkoutzinis@milbank.com; IOngun@milbank.com
To Transferor at:
Bally’s Corporation
100 Westminster Street
Providence, RI 02903
Attention:    Kim M. Barker (Executive Vice President; Chief Legal            Officer)
Email:         kbarker@ballys.com
With copies (which shall not constitute notice) to:
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza

New York, NY 10004
Attention:     Philip Richter
Aseet Dalvi
Email:         Philip.Richter@friedfrank.com
Aseet.Dalvi@friedfrank.com
10.13    No Third-Party Beneficiaries. Except for Section 5.12 (with respect to the D&O Indemnitees and their respective successors, heirs and legal representatives), this Section 10.13, Section 10.4 and Section 10.7(c) (with respect to the Debt Financing Sources), a Person who is not a party to this Agreement shall have no right to enforce any of its terms and this Agreement is not intended to give any Person other than the Parties to this Agreement and their permitted assigns any rights hereunder.
10.14    No Other Duties. The only duties and obligations of the Parties under this Agreement are as specifically set forth in this Agreement, and no other duties or obligations pursuant to this Agreement shall be implied in fact, Legal Requirement or equity, or under any principle of fiduciary obligation.
10.15    Reliance on Counsel and Other Advisors. Each Party has consulted such legal, financial, technical or other expert as it deems necessary or desirable before entering into this Agreement.
10.16    Counterparts. This Agreement may be signed in any number of counterparts, including via DocuSign or other electronic signature or electronic scan copies thereof delivered by electronic mail, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

INTRALOT S.A. – INTEGRATED LOTTERY SYSTEMS AND SERVICES

By:	/s/ Nikolaos Nikolakopoulos
Name:	Nikolaos Nikolakopoulos
Title:	Group CEO

BALLY’S CORPORATION

By:	/s/ Vladimira Mircheva
Name:	Mira Mircheva
Title:	EVP & Chief Financial Officer

[Signature Page to Transaction Agreement]